                                                          Pursuant to Rule 424B3
                                                      Registration No. 333-34937

PROSPECTUS
                                4,800,000 SHARES

                                     [LOGO]
                                  COMMON STOCK
                                  ------------

    Of the 4,800,000 shares of Common Stock offered hereby, 2,000,000 shares are being sold by United Stationers Inc. (the "Company" or "United Stationers") and 2,800,000 shares are being sold by certain stockholders of the Company (the "Selling Stockholders"). The Company will not receive any of the proceeds from the sale of shares of Common Stock by the Selling Stockholders. See "Principal and Selling Stockholders."

    The Common Stock, par value $0.10 per share (the "Common Stock"), is quoted on the Nasdaq National Market under the symbol "USTR." On October 6, 1997, the last reported sale price of the Common Stock was $38.625 per share. See "Common Stock Price Range and Dividend Policy."

                              -------------------

    SEE "RISK FACTORS" COMMENCING ON PAGE 9 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS.
                               -----------------

THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
   EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION NOR HAS THE
     SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
       PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
               REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

                                                                 UNDERWRITING                               PROCEEDS TO
                                              PRICE TO           DISCOUNTS AND         PROCEEDS TO            SELLING
                                               PUBLIC           COMMISSIONS(1)         COMPANY(2)          STOCKHOLDERS
Per Share..............................        $38.00                $1.90               $36.10               $36.10
Total(3)...............................     $182,400,000          $9,120,000           $72,200,000         $101,080,000

(1) The Company and the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities arising under the Securities Act of 1933, as amended. See "Underwriting."

(2) Before deducting expenses payable by the Company (including certain expenses payable on behalf of the Selling Stockholders), estimated at $475,000.

(3) The Selling Stockholders have granted the Underwriters an option exercisable within 30 days hereof to purchase up to an additional 600,000 shares of Common Stock on the same terms and conditions as set forth above solely to cover over-allotments, if any. If such shares are purchased, the total Price to Public, Underwriting Discounts and Commissions, Proceeds to Company and Proceeds to Selling Stockholders will be $205,200,000, $10,260,000, $72,200,000 and $122,740,000, respectively. See "Underwriting."

                              -------------------

    The shares of Common Stock are offered subject to prior sale, when, as and if delivered to and accepted by the Underwriters and subject to certain other conditions. The Underwriters reserve the right to withdraw, cancel or modify said offer and to reject orders in whole or in part. It is expected that delivery of the Common Stock will be made on or about October 10, 1997 at the offices of Bear, Stearns & Co. Inc., 245 Park Avenue, New York, New York 10167.

                              -------------------

BEAR, STEARNS & CO. INC.

               MORGAN STANLEY DEAN WITTER

                               BANCAMERICA ROBERTSON STEPHENS

                                               CHASE SECURITIES INC.

                                OCTOBER 6, 1997

                     [MAP ENTITLED "DISTRIBUTION NETWORK"]

                     [PHOTOGRAPHS OF PRODUCTS AND CATALOGS]

    [CHART ENTITLED "THE COMPANY'S ROLE IN THE BUSINESS PRODUCTS INDUSTRY"]

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE COMMON STOCK, INCLUDING OVER-ALLOTMENT, STABILIZING AND SHORT-COVERING TRANSACTIONS AND THE IMPOSITION OF PENALTY BIDS. SEE "UNDERWRITING."

CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ALSO ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 103 OF REGULATION M UNDER THE SECURITIES EXCHANGE ACT OF 1934, AS AMENDED. SEE "UNDERWRITING."

                            ------------------------

United Stationers-Registered Trademark- is a registered trademark and service mark of the Company.

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY THE MORE DETAILED INFORMATION AND THE CONSOLIDATED FINANCIAL STATEMENTS, TOGETHER WITH THE RELATED NOTES THERETO, APPEARING ELSEWHERE HEREIN. EXCEPT AS OTHERWISE NOTED, ALL INFORMATION IN THIS PROSPECTUS ASSUMES NO EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION. SEE "UNDERWRITING." AS USED IN THIS PROSPECTUS, UNLESS OTHERWISE INDICATED OR THE CONTEXT OTHERWISE REQUIRES, REFERENCES HEREIN TO THE "OFFERING" MEAN THE OFFERING OF COMMON STOCK PURSUANT TO THIS PROSPECTUS AND REFERENCES HEREIN TO THE "COMPANY" OR "UNITED STATIONERS" INCLUDE (I) UNITED STATIONERS INC., ITS DIRECT AND INDIRECT SUBSIDIARIES, INCLUDING UNITED STATIONERS SUPPLY CO. ("USSC"), THE PRINCIPAL OPERATING SUBSIDIARY OF THE COMPANY, AND (II) THE BUSINESS CONDUCTED BY UNITED STATIONERS INC. ("UNITED"), ASSOCIATED HOLDINGS, INC. ("ASSOCIATED") AND ASSOCIATED STATIONERS, INC. ("ASI"), THE OPERATING SUBSIDIARY OF ASSOCIATED, PRIOR TO THE MERGERS OF ASSOCIATED WITH UNITED AND ASI WITH USSC ON MARCH 30, 1995 (COLLECTIVELY, THE "MERGER").

                                  THE COMPANY

    United Stationers is the leading broad line wholesale distributor of business products in North America. The Company offers more than 30,000 stockkeeping units ("SKUs"), including traditional office products, office furniture, computer supplies, facilities management supplies and janitorial and sanitation supplies. The Company's customer base is comprised of more than 15,000 resellers, including office products dealers, office furniture dealers, office products superstores, mass merchandisers, computer products resellers, mail order companies and sanitary supply distributors. United Stationers serves its customers through an integrated nationwide network of 41 business products distribution centers and 15 janitorial and sanitation distribution centers. In addition to its broad product offering, the Company provides value-added marketing and logistics services to both manufacturers and resellers. For the 12 months ended June 30, 1997, the Company had net sales of approximately $2.4 billion and operating income of approximately $123.0 million, making it the largest broad line business products wholesaler in North America, with annual sales of more than twice its next largest competitor.

    The Company estimates that the U.S. business products industry generated sales of more than $100 billion in manufacturers' shipments in 1995 (based on independent industry sources). In recent years, this industry has experienced significant consolidation at all levels of the supply chain, including manufacturers, wholesalers and resellers. During this period, the Company has strengthened its competitive position by: (i) leveraging its significant scale;
(ii) emphasizing cost-effective operations and systems; (iii) stocking the broadest range of business products in the industry; and (iv) providing a high level of customer service, including quick and accurate order fulfillment and consistent on-time and accurate order delivery. Throughout this consolidation, the Company has successfully maintained relationships with a diverse customer base, with no single reseller accounting for more than 6% of the Company's net sales in 1996.

    As competition within the business products industry has increased, resellers have focused on broadening their product offerings on a cost-effective basis as well as providing high in-stock order fill rates on same day and overnight delivery to end users. A primary goal of the Company is to be the reseller's "wholesale partner of choice" by assisting its customers in achieving these objectives and enabling them to increase their own profitability and return on assets. United Stationers offers one-stop shopping to its customers by providing a comprehensive inventory of products from more than 500 manufacturers. As the Company's product line is much larger and broader than that which resellers can economically stock themselves, resellers can rely on the Company to offer safety stock (inventory back-up on high volume items) and to stock certain slower-moving, generally higher margin products. As a result of volume purchasing, the Company often qualifies for better pricing and terms than are available to resellers. In addition, the Company can offer significantly lower minimum order quantities than are available to resellers directly from manufacturers.

    United Stationers also provides a broad range of value-added services to resellers. The Company produces catalogs (available in paper form, on CD-ROM and through seamless links to the Company's web site) for its resellers to customize and use as consumer marketing tools. For the 1997 catalog season, the Company circulated more than 10 million broad line and specialized catalogs. The Company's order entry systems allow resellers to place orders electronically with the Company, thereby increasing a reseller's efficiency. Further, the Company is able to deliver pre-sold products directly to the reseller's customers or to the reseller for delivery to the end user without further packaging. Through its state-of-the-art information systems and integrated nationwide network of distribution centers, the Company has been able to achieve a high order fill rate, which is an important benefit to resellers in providing timely deliveries to end users. All of these services are provided in such a manner that the end user has no knowledge of the Company's role in the supply chain, as all catalogs and packaging are customized with the name of the reseller, allowing the reseller to maintain and foster end-user relationships. By utilizing the Company's services and products, resellers have begun to realize the economic value of reducing the number of SKUs they carry and are increasingly relying upon the Company for direct order fulfillment. The Company believes that this trend of "de-stocking" by resellers will continue.

    United Stationers is an integral part of the supply chain for resellers. Additionally, manufacturers value the Company as both a cost-effective distribution channel and as a sales outlet that provides broad geographic exposure for their products. United Stationers also facilitates the introduction of new products by manufacturers through the use of the Company's widely distributed marketing materials. By serving as a distribution channel for manufacturers, the Company assumes credit risk and cost-effectively breaks bulk shipments into individual orders for overnight delivery, allowing manufacturers to realize efficiencies in order administration, warehousing and freight costs. Manufacturers also rely on the Company to reach smaller resellers who are not large enough to purchase directly due to their small order sizes and the related high delivery costs.

    United Stationers' strategy is to create value in the supply chain for both resellers and manufacturers. By reducing the overall cost of distribution, the Company believes its role as a wholesaler will continue to expand and that it can achieve above industry-average growth rates by:

    - CAPTURING A GREATER SHARE OF EXISTING CUSTOMERS' PURCHASES. The Company believes that it has the opportunity to capture a portion of the sales of business products currently sold directly by manufacturers to resellers without wholesaler involvement (currently only approximately 20% of manufacturers' shipments of business products move through wholesalers). The Company believes that as resellers intensify their focus on asset management, return on investment and inventory efficiency, they will continue de-stocking and increasingly rely on United Stationers' products and services to meet end-user requirements for a high order fill rate on an overnight basis.

    - EXPANDING ITS CUSTOMER BASE. The Company plans to continue to expand its customer base by: (i) maintaining and building its business with commercial dealers and contract stationers; (ii) developing additional programs for marketing and buying groups; (iii) continuing to focus on complementary markets, including specialty dealers; and (iv) expanding geographically, both within the United States and, potentially, internationally.

    - OFFERING A BROADER LINE OF PRODUCTS AND SERVICES. The Company's product line expansion plans include developing its newer product categories, such as office furniture, computer supplies and peripherals, facilities management supplies and janitorial and sanitation supplies and potentially offering new products or services. The Company also plans to continue to expand its line of private brand products.

    - CAPITALIZING ON CROSS-SELLING OPPORTUNITIES. The Company believes that its various products and services are complementary and that there are significant opportunities to cross-sell to existing customers. By implementing this strategy, management believes the Company can enhance sales as resellers purchase a broader selection of products offered by the Company, thereby reducing end-user procurement costs and enhancing reseller profitability.

    - INCREASING TECHNOLOGICAL CAPABILITIES AND UTILIZING ELECTRONIC
      COMMERCE. The Company intends to continue to invest in information systems enhancements and customer interfaces that management believes will allow it to capture a growing percentage of its customers' business. In addition, as the Internet becomes increasingly important as a marketing channel, the Company is positioned to participate in this trend with direct, on-line access by its resellers to its 25,000 SKU general line catalog.

    - MAKING STRATEGIC ACQUISITIONS. The Company believes it can enhance its growth by continuing to make strategic acquisitions, such as the acquisition of Lagasse Bros., Inc. ("Lagasse") in 1996, which substantially increased the Company's position in the janitorial and sanitation supplies product category. The Company intends to target acquisitions that expand its customer base, increase its geographic reach and/ or broaden its product offering.

                              RECENT DEVELOPMENTS

    Net sales for the two months ended August 31, 1997 were up approximately 12.5%, compared with the same period a year ago (on an equivalent work-day basis). Management believes that the United Parcel Service ("UPS") work stoppage had an insignificant effect on the Company's sales during the work stoppage. Upon commencement of the UPS work stoppage, the Company implemented its contingency plan to use alternate delivery service providers. Management estimates that the Company incurred approximately $0.9 million of increased delivery cost due to the UPS work stoppage.

    During the third quarter of 1997, the Company reviewed a potential acquisition opportunity. The Company subsequently determined not to proceed and terminated discussions. Consequently, the Company has incurred an estimated $0.6 million of expenses in connection with business, accounting, tax and legal due diligence, which will be expensed in the third quarter of 1997.

    In anticipation of the Offering, the Company redeemed all of its outstanding Preferred Stock (as defined) for an aggregate of approximately $21.3 million on September 2, 1997. See "Description of Capital Stock-- Preferred Stock."

    In addition, the Company is currently pursuing an Asset Backed Securitization (the "ABS") transaction that is intended to be a bankruptcy-remote and off-balance sheet financing, in order to reduce the Company's cost of capital. The ABS would involve the sale of the Company's accounts receivable and, if consummated, is expected to result in a lower accounts receivable balance and senior revolver loan balance than is reported in the Company's historical financial statements included herein. There can be no assurance that the Company will consummate the ABS.

                                  THE OFFERING

Common Stock offered by the Company........................  2,000,000 shares
Common Stock offered by the Selling Stockholders (1).......  2,800,000 shares
Common Stock to be outstanding after the Offering (2)......  14,822,168 shares
Use of Proceeds............................................  To repay certain outstanding indebtedness.
                                                             See "Use of Proceeds."
Nasdaq National Market symbol..............................  USTR

--------------------------

(1) Includes 938,350 shares of Common Stock to be issued upon exercise of warrants held by certain of the Company's senior lenders and certain other holders (the "Lender Warrants"),178,652 shares of Common Stock to be issued upon exercise of warrants held by certain stockholders and their affiliates (the "Preferred B Warrants" and, together with the Lender Warrants, the "Warrants"), and 76,783 shares of Common Stock to be issued upon conversion of shares of the Company's Nonvoting Common Stock, $0.01 par value ("Nonvoting Common Stock"), all in connection with the Offering. See "Certain Transactions" and "Principal and Selling Stockholders."

(2) Based on the number of shares outstanding at October 6, 1997 after giving effect to the sale and exercise of the Warrants and conversion of shares of Nonvoting Common Stock. Does not include: (i) 2,616,120 shares of Common Stock issuable upon exercise of employee stock options ("Employee Stock Options") granted to certain employees and directors of the Company pursuant to the Company's 1992 Management Equity Plan, as amended (the "Management Equity Plan"); (ii) 119,174 shares issuable upon exercise of the Warrants that will remain outstanding after the Offering; and (iii) 682,211 shares of Nonvoting Common Stock that will remain outstanding after the Offering. See "--Anticipated Nonrecurring Charges" and "Description of Capital Stock."

                        ANTICIPATED NONRECURRING CHARGES

    In connection with the acquisition of ASI in 1992 and the Merger in 1995, certain members of management of the Company were granted Employee Stock Options to acquire approximately 2.6 million shares of Common Stock (the "Merger Incentive Options"). As a result of this Offering and the sale of shares by certain of the Selling Stockholders, the Merger Incentive Options will vest and become immediately exercisable. This event will require the Company to recognize a nonrecurring, noncash compensation charge during the fourth quarter of 1997 based on the fair market value of the Common Stock on the date of the closing of the Offering. Based on an assumed market price of $37.50 per share (the closing price on September 29, 1997), the Company would recognize a charge equal to $58.0 million ($34.5 million net of tax benefit of $23.5 million) or approximately $2.00 per share. Each $1.00 change in the fair market value of the Common Stock could result in a maximum adjustment to such compensation expense of approximately $2.4 million ($1.4 million net of tax benefit of $1.0 million) or approximately $0.08 per share. See "Principal and Selling Stockholders" and "Certain Transactions--Option and Restricted Stock Awards."

    In addition, the Company expects to recognize a nonrecurring extraordinary loss from early extinguishment of debt during the fourth quarter of 1997 related to the redemption premium of $6.4 million ($3.8 million net of tax benefit of $2.6 million) and write-off of certain related capitalized financing costs of approximately $3.6 million ($2.1 million net of tax benefit of $1.5 million), or an aggregate of $0.34 per share, as a result of the redemption of $50.0 million aggregate principal amount of USSC's 12 3/4% Senior Subordinated Notes due 2005 (the "Notes") with the proceeds of this Offering. See "Use of Proceeds."

    Finally, the Company is currently negotiating the termination of certain Management Agreements (as defined) in exchange for aggregate payments of approximately $3.3 million. As a result, the Company expects to recognize a one-time nonrecurring charge during the fourth quarter of 1997 of approximately $3.3 million ($2.0 million net of tax benefit of $1.3 million) or approximately $0.12 per share in connection with the termination and buy-out of such agreements. See "Certain Transactions--Management Agreements."

                                  RISK FACTORS

    See "Risk Factors" for a discussion of certain factors that should be considered by prospective purchasers.

                 SUMMARY CONSOLIDATED FINANCIAL AND OTHER DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    On March 30, 1995, Associated purchased 92.5% of the then-outstanding shares of pre-Merger United Common Stock pursuant to a tender offer (the "Tender Offer"). Immediately thereafter, Associated merged with and into United, and ASI, a wholly owned subsidiary of Associated, merged with and into USSC, a wholly owned subsidiary of United. Although United was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes, with Associated deemed the acquiring corporation. Therefore, the historical income statement and other data for the year ended December 31, 1995 reflect the financial information of Associated only for the three months ended March 30, 1995, and the results of the Company for the nine months ended December 31, 1995.

    Set forth below are (i) summary historical financial data; (ii) summary supplemental pro forma data and the combined results of operations of United and Associated for the period prior to the Merger; and (iii) summary pro forma data reflecting the Offering, the use of proceeds therefrom, the redemption of all of the Company's outstanding Series A Preferred Stock, $0.01 par value ("Series A Preferred Stock"), and Series C Preferred Stock, $0.01 par value ("Series C Preferred Stock" and, collectively with the Series A Preferred Stock, the "Preferred Stock"), effected on September 2, 1997 and related transactions. The summary supplemental pro forma data, the summary supplemental combined historical data and pro forma data are intended for informational purposes only and are not necessarily indicative of either financial position or results of operations in the future, or that would have occurred had the events described below occurred on the indicated dates as described elsewhere herein. The following information should be read in conjunction with, and is qualified in its entirety by, the historical Consolidated Financial Statements of the Company and its predecessors, together with the related notes thereto, the "Unaudited Consolidated Pro Forma Financial Statements," and related notes thereto, and "Management's Discussion and Analysis of Financial Condition and Results of Operations" herein.

                                                                           YEAR ENDED DECEMBER 31,
                                                          ---------------------------------------------------------
                                                                     1994
                                                          --------------------------              1995
                                                                       SUPPLEMENTAL   -----------------------------   YEAR ENDED
                                                          ASSOCIATED     COMBINED        COMPANY      SUPPLEMENTAL   DECEMBER 31,
                                                          HISTORICAL   HISTORICAL(1)    HISTORICAL    PRO FORMA(2)       1996
                                                          -----------  -------------  --------------  -------------  -------------
INCOME STATEMENT DATA(3):
  Net sales.............................................   $ 470,185    $ 1,990,363    $  1,751,462    $ 2,201,860    $ 2,298,170
  Cost of goods sold....................................     382,299      1,645,821       1,446,949      1,820,590      1,907,209
                                                          -----------  -------------  --------------  -------------  -------------
  Gross profit..........................................      87,886        344,542         304,513        381,270        390,961
  Operating expenses:
    Warehousing, marketing and administrative expenses..      69,765        285,500         237,197        299,861(4)      277,957
    Restructuring charge................................      --            --                9,759(5)      --            --
                                                          -----------  -------------  --------------  -------------  -------------
  Income from operations................................      18,121    $    59,042          57,557    $    81,409        113,004
                                                                       -------------                  -------------
                                                                       -------------                  -------------
  Interest expense, net.................................       7,725                         46,186                        57,456
                                                          -----------                 --------------                 -------------
  Income before income taxes and extraordinary item.....      10,396                         11,371                        55,548
  Income taxes..........................................       3,993                          5,128                        23,555
                                                          -----------                 --------------                 -------------
  Income before extraordinary item......................       6,403                          6,243                        31,993
  Extraordinary item....................................      --                             (1,449)(6)                   --
                                                          -----------                 --------------                 -------------
  Net income............................................       6,403                          4,794                        31,993
  Preferred stock dividends issued and accrued..........       2,193                          1,998                         1,744
                                                          -----------                 --------------                 -------------
  Net income attributable to common stockholders........   $   4,210                   $      2,796                   $    30,249
                                                          -----------                 --------------                 -------------
                                                          -----------                 --------------                 -------------
  Net income per common and common equivalent share:
    Income before extraordinary item....................   $    0.51                   $       0.33                   $      2.03
    Extraordinary item..................................      --                              (0.11)                      --
                                                          -----------                 --------------                 -------------
    Net income..........................................   $    0.51                   $       0.22                   $      2.03
                                                          -----------                 --------------                 -------------
                                                          -----------                 --------------                 -------------
  Weighted average shares outstanding (in thousands)....       8,309                         12,913                        14,923
PRO FORMA INCOME STATEMENT DATA:
  Interest expense......................................                                                              $    51,095
  Net income............................................                                                                   35,778
  Preferred stock dividends issued and accrued..........                                                                  --
  Net income attributable to common stockholders........                                                                   35,778
  Net income per common and common equivalent share.....                                                                     2.11
  Weighted average shares outstanding (in thousands)....                                                                   16,928
OTHER DATA:
  EBITDA(7).............................................   $  23,505    $    86,003    $     81,241    $   111,880    $   139,046
  EBITDA margin(8)......................................         5.0%           4.3%            4.6%           5.1%           6.1%
  Ratio of debt and capital lease obligation to
    EBITDA..............................................         2.7x                           6.8x                          4.3x
  Cash provided by operating activities.................   $  14,088                   $     26,329                   $     1,609
  Cash (used in) provided by investing activities.......        (554)                      (266,291)                      (49,871)
  Cash (used in) provided by financing activities.......     (12,676)                       249,773                        47,221


                                                          SIX MONTHS ENDED JUNE
                                                                   30,
                                                          ----------------------
                                                             1996        1997
                                                          ----------  ----------
INCOME STATEMENT DATA(3):
  Net sales.............................................  $1,122,571  $1,245,062
  Cost of goods sold....................................     932,833   1,031,586
                                                          ----------  ----------
  Gross profit..........................................     189,738     213,476
  Operating expenses:
    Warehousing, marketing and administrative expenses..     136,697     150,434
    Restructuring charge................................      --          --
                                                          ----------  ----------
  Income from operations................................      53,041      63,042

  Interest expense, net.................................      29,641      28,528
                                                          ----------  ----------
  Income before income taxes and extraordinary item.....      23,400      34,514
  Income taxes..........................................       9,918      14,635
                                                          ----------  ----------
  Income before extraordinary item......................      13,482      19,879
  Extraordinary item....................................      --          --
                                                          ----------  ----------
  Net income............................................      13,482      19,879
  Preferred stock dividends issued and accrued..........         862         917
                                                          ----------  ----------
  Net income attributable to common stockholders........  $   12,620  $   18,962
                                                          ----------  ----------
                                                          ----------  ----------
  Net income per common and common equivalent share:
    Income before extraordinary item....................  $     0.83  $     1.28
    Extraordinary item..................................      --          --
                                                          ----------  ----------
    Net income..........................................  $     0.83  $     1.28
                                                          ----------  ----------
                                                          ----------  ----------
  Weighted average shares outstanding (in thousands)....      15,117      14,865
PRO FORMA INCOME STATEMENT DATA:
  Interest expense......................................              $   25,390
  Net income............................................                  21,746
  Preferred stock dividends issued and accrued..........                  --
  Net income attributable to common stockholders........                  21,746
  Net income per common and common equivalent share.....                    1.29
  Weighted average shares outstanding (in thousands)....                  16,869
OTHER DATA:
  EBITDA(7).............................................  $   66,231  $   76,623
  EBITDA margin(8)......................................         5.9%        6.2%
  Ratio of debt and capital lease obligation to
    EBITDA..............................................      --          --
  Cash provided by operating activities.................  $   50,606  $   92,904
  Cash (used in) provided by investing activities.......       1,640      (4,451)
  Cash (used in) provided by financing activities.......     (52,825)    (80,759)

                                                                               AS OF JUNE 30, 1997
                                                                             ------------------------
BALANCE SHEET DATA:                                                          HISTORICAL PRO FORMA(9)
                                                                             ---------  -------------
Working capital............................................................  $ 377,000   $   380,066
Total assets...............................................................  1,039,125     1,035,507
Total debt and capital lease(10)...........................................    518,966       476,548
Redeemable preferred stock.................................................     20,702       --
Redeemable warrants........................................................     30,996       --
Total stockholders' equity.................................................     87,704       205,622

--------------------------

(1) Supplemental combined historical data for the year ended December 31, 1994 represent a combination, without pro forma adjustments, of historical financial data for Associated derived from its audited consolidated financial statements for the fiscal year ended December 31, 1994, and historical financial data for United derived from its unaudited consolidated financial statements for the twelve-month period ended December 31, 1994. This information is presented to facilitate a better understanding of the combined operations prior to the Merger.

(2) Supplemental pro forma data for the year ended December 31, 1995 are based on the audited consolidated financial statements of the Company for the fiscal year ended December 31, 1995 (which includes the results of operations of Associated for twelve months but excludes United for the three months ended March 30, 1995) and the unaudited consolidated financial statements of United for the three-month period ended March 30, 1995 giving effect to (i) increased depreciation expense of $1.3 million resulting from the write-up of certain fixed assets to fair value, (ii) additional incremental goodwill amortization, (iii) elimination of nonrecurring compensation expense of $1.5 million relating to certain employee stock options recognized as a result of the Merger and (iv) the elimination of $37.6 million in costs described in (4) below. This information is presented to facilitate a better understanding of the combined operations prior to the Merger.

(3) Effective January 1, 1995, Associated changed its method of accounting for the cost of inventory from the first-in, first-out ("FIFO") method to the last-in, first-out ("LIFO") method. This change resulted in the reduction of 1995 pre-tax income of the Company of approximately $8.8 million ($5.3 million net of tax benefit of $3.5 million). See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General Information" included elsewhere herein.

(4) Supplemental pro forma operating expenses for the year ended December 31, 1995 exclude the following items: (i) a restructuring charge of $9.8 million related to the Merger which was recorded by the Company during the year ended December 31, 1995; and (ii) Merger-related costs of $27.8 million recorded by United during the three months ended March 30, 1995.

(5) Restructuring charge is related to the Company's consolidation plan in connection with the Merger.

(6) Loss on early retirement of debt, net of tax benefit of $1.0 million.

(7) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt and is also one of the financial measures by which certain covenants under the Company's Credit Agreement (as defined) are calculated. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.

(8) EBITDA margin represents EBITDA as a percentage of net sales.

(9) See "Unaudited Consolidated Pro Forma Financial Statements" for a discussion of the adjustments used in the preparation of this data.

(10) Includes current maturities.

                                  RISK FACTORS

    INVESTORS SHOULD CAREFULLY CONSIDER THE FOLLOWING MATTERS IN CONNECTION WITH AN INVESTMENT IN THE COMMON STOCK IN ADDITION TO THE OTHER INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS. INFORMATION CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS MAY CONTAIN "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995, WHICH CAN BE IDENTIFIED BY THE USE OF FORWARD-LOOKING TERMINOLOGY SUCH AS "MAY," "WILL," "EXPECT," "INTEND," "ANTICIPATE," "ESTIMATE," OR "CONTINUE" OR THE NEGATIVE THEREOF OR OTHER VARIATIONS THEREON OR COMPARABLE TERMINOLOGY. THE FOLLOWING MATTERS AND CERTAIN OTHER FACTORS NOTED THROUGHOUT THIS PROSPECTUS, AND ANY EXHIBITS TO THE REGISTRATION STATEMENT OF WHICH THIS PROSPECTUS IS A PART, CONSTITUTE CAUTIONARY STATEMENTS IDENTIFYING IMPORTANT FACTORS WITH RESPECT TO ANY SUCH FORWARD-LOOKING STATEMENTS, INCLUDING CERTAIN RISKS AND UNCERTAINTIES, THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE IN SUCH FORWARD-LOOKING STATEMENTS.

COMPETITION

    The Company operates in a highly competitive environment. The Company competes with business products manufacturers and other national, regional and specialty wholesalers of business products, office furniture, computer products, janitorial and sanitation supplies and related items. Some of these competitors are larger than the Company and have greater financial and other resources available to them than does the Company, and there can be no assurance that the Company can continue to compete successfully with such competitors. Increased competition in the business products industry, together with increased advertising, has heightened price awareness among end users. Such heightened price awareness has led to margin pressure on business products. In the event that such a trend continues, the Company's profit margins could be adversely affected. Further, the Company could be adversely affected by the loss of a major customer. See "Business--Competition."

CONSOLIDATION

    Consolidation continues throughout all levels of the business products industry. Consolidation of commercial dealers and contract stationers has resulted in (i) an increased ability of those resellers to buy goods directly from manufacturers on their own or through their participation in buying groups,
(ii) the ability of larger resellers who grow primarily through acquisitions to qualify for larger volume rebates than the acquired companies would have qualified for on a stand-alone basis, and (iii) fewer independent resellers to purchase from wholesalers. In addition, over the last decade, office products superstores (which largely buy directly from manufacturers) have entered virtually every major metropolitan market. Continuing consolidation could adversely affect the Company's financial results. See "Business--The Business Products Industry."

SUBSTANTIAL LEVERAGE

    The Company has significant debt and debt service obligations. Assuming the Offering (at an assumed price per share of $37.50, the closing price on September 29, 1997) and the resulting use of proceeds to redeem a portion of the outstanding Notes (including a redemption premium thereon) and to repay approximately $13.3 million of outstanding indebtedness under the Term Loan Facilities (as defined) had occurred on June 30, 1997, the Company would have had on that date (i) $476.5 million of long-term indebtedness (including current maturities) and $205.6 million of total stockholders' equity, and (ii) long-term indebtedness to total stockholders' equity ratio of 2.3 to 1.0. See "Capitalization."

    The degree to which the Company is leveraged could have important consequences, including the following: (i) the Company's ability to obtain additional financing in the future for working capital, capital expenditures, potential acquisition opportunities, general corporate purposes or other purposes may be impaired; (ii) a substantial portion of the Company's cash flow from operations must be dedicated to the payment of principal and interest on its indebtedness; (iii) the Company may be more vulnerable to economic downturns, may be limited in its ability to withstand competitive pressures and may have reduced flexibility in responding to changing business and economic conditions; and (iv) fluctuations in market interest rates will affect the cost of the Company's borrowings to the extent not covered by interest rate hedge agreements because interest under the Credit Facilities (as defined) is payable at variable rates. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Indebtedness."

ABILITY TO SERVICE DEBT

    The Company's ability to service its indebtedness will be dependent on its future performance, which will be affected by prevailing economic conditions and financial, business and other factors, certain of which are beyond the Company's control. The Company believes that, based upon current levels of operations, it should be able to meet its debt service obligations when due. If, however, the Company were unable to service its indebtedness, it would be forced to pursue one or more alternative strategies such as selling assets, restructuring or refinancing its indebtedness or seeking additional equity capital (which may substantially dilute the ownership interest of holders of Common Stock). There can be no assurance that any of these strategies could be effected on satisfactory terms, if at all. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources" and "Description of Indebtedness."

RESTRICTIONS IMPOSED BY TERMS OF INDEBTEDNESS

    The Indenture (as amended, the "Indenture") governing the Notes of USSC and the credit agreement governing the Company's senior secured credit facilities (as amended, the "Credit Agreement") contain numerous restrictive covenants that limit the discretion of management with respect to certain business matters. These covenants place significant restrictions on, among other things, the ability of the Company to incur additional indebtedness, to create liens or other encumbrances, to make certain payments, investments, loans and guarantees and to sell or otherwise dispose of assets and merge or consolidate with another entity. The Credit Agreement also contains a number of financial covenants that require the Company to meet certain financial ratios and tests. A failure to comply with the obligations in the Credit Agreement or the Indenture could result in an event of default under the Credit Agreement, or an event of default under the Indenture, which, if not cured or waived, could permit acceleration of the indebtedness thereunder and acceleration of indebtedness under other instruments that may contain cross-acceleration or cross-default provisions, any of which could have a material adverse effect on the financial condition of the Company. In addition, the Company is a holding company which has no significant assets other than the capital stock of USSC, and therefore, relies on dividends and distributions from USSC as its sole source of cash. The right of the Company to participate in dividends or other distributions from USSC are subject to restrictions by the Indenture and the Credit Agreement, as well as the prior rights of creditors of USSC and other statutory restrictions. See "Description of Indebtedness."

CHANGING END-USER DEMANDS AND SEASONALITY

    The Company's sales and profitability are largely dependent on its ability to continually enhance its product offerings in order to meet changing end-user demands. End-users traditional demands for business products have changed over the last several years as a result of, among other things, the widespread use of computers and other technological advances (resulting in the reduction in use of traditional office supplies), efforts by various businesses to establish "paperless" work environments, increased recycling efforts and a trend toward non-traditional offices (such as home offices). The Company's ability to continually monitor and react to such trends and changes in end-user demands will be necessary to avoid adverse effects on its sales and profitability. In addition, the Company's financial results could be adversely affected if and to the extent that end-user demand for a broad product selection or the need for overnight delivery were to diminish substantially or end-user demand for a higher proportion of low margin products were to increase substantially.

    Although the Company's sales are relatively level throughout the year, the Company's sales vary to the extent of seasonal differences in the buying patterns of end users who purchase office products. In particular, the Company's sales are generally higher than average during the months of January through March when many businesses begin operating under new annual budgets. Any impact upon sales during this peak season could have a disproportionate effect on the Company's results of operations for the full year. See "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Seasonality."

IMPACT OF CHANGING MANUFACTURERS' PRICES

    The Company maintains substantial inventories to accommodate the prompt service and delivery requirements of its customers. Accordingly, the Company purchases its products on a regular basis in an effort to maintain its inventory at levels that it believes to be sufficient to satisfy the anticipated needs of its customers based upon historic buying practices and market conditions. Although the Company has historically been able to pass through manufacturers' price increases to its customers on a timely basis, competitive conditions will influence how much of future price increases can be passed on to the Company's customers. Conversely, when manufacturers' prices decline, lower sales prices could result in lower margins as the Company sells existing inventory. Changes in the prices paid by the Company for its products therefore could have a material effect on the Company's net sales, gross margins and net income, and the timing of such changes throughout the year could materially impact quarterly results.

EFFECT OF CHANGES IN THE ECONOMY

    Demand for business products is affected by, among other things, white collar employment levels. Changes in the economy resulting in decreased white collar employment levels may therefore adversely affect the Company's operations and profitability. In addition, pricing and, to an extent, profitability of the Company's product offerings, generally decrease under deflationary economic conditions. Deflationary swings in the economy may therefore adversely affect the Company's profitability.

POTENTIAL SERVICE INTERRUPTIONS

    Substantially all of the Company's shipping, warehouse and maintenance employees at certain of the Company's facilities in Chicago, Detroit, Philadelphia, Baltimore, Los Angeles, Minneapolis and New York City are covered by various collective bargaining agreements that expire at various times during the next three years. Although the Company considers its relations with employees to be good, a prolonged labor dispute could have a material adverse effect on the Company's business (including its ability to deliver its products in a timely manner) as well as the Company's results of operations and financial condition. Although the Company has been able to maintain its service levels during past work stoppages by distributing to its customers from unaffected distribution centers, profitability has been reduced during such periods as a result of higher handling and freight costs. The Company has not experienced any work stoppages during the past five years.

    The Company's ability to receive and deliver products is largely dependent on the availability of trucking and package delivery services utilized by manufacturers and the Company. Therefore, the occurrence of a strike or other work stoppage by any such service provider could materially affect the Company's sales and profitability. See "Prospectus Summary--Recent Developments."

DEPENDENCE ON TECHNOLOGY

    The Company believes that the successful operation of its business depends to a large extent on its computerized inventory management, order processing and distribution systems. The Company may, from time to time, experience delays, complications or expenses in integrating and operating these systems, any of which could have a material adverse effect upon the Company's results of operations and financial condition. While the Company believes that its computer systems will be adequate for its future needs, such systems may require modification, improvement or replacement as the Company grows or as technologies make these systems obsolete. For example, the Company is currently taking steps to make all necessary modifications to its systems for the year 2000. Anticipated expenses for these modifications are in the range of $4.2 to $4.7 million and will be incurred during the next two years. Any such modifications, improvements or replacements may require substantial expenditures to design and implement and may require interruptions in operations during periods of implementation, any of which could have a material adverse effect on the Company's results of operations and financial condition. Further, since approximately 90% of the Company's orders are received electronically, any disruption of a significant reseller's computer systems could have an adverse impact on the Company's sales. The Company's service levels also would be affected in the event of an interruption in operation of its telecommunications network on a company-wide scale for an extended period of time, although the Company has developed contingency plans to limit its exposure to such risks.

DEPENDENCE ON KEY PERSONNEL

    The Company's success relies on the efforts and abilities of its executive officers and certain other key employees, particularly Mr. Frederick B. Hegi, Jr., the Company's non-executive Chairman of the Board, Mr. Randall W. Larrimore, President and Chief Executive Officer, Mr. Daniel H. Bushell, an Executive Vice President and the Chief Financial Officer of the Company, and Mr. Michael D. Rowsey and Mr. Steven R. Schwarz, each an Executive Vice President of the Company. The loss of any of these individuals could have a material adverse effect on the Company. The Company has entered into employment agreements with the executive officers listed above. The Company currently does not have any "key man" life insurance for its key personnel. See "Management."

BENEFITS TO PRINCIPAL STOCKHOLDERS AND MANAGEMENT

    Wingate Partners, L.P. ("Wingate Partners"), Wingate Partners II, L.P. ("Wingate II"), Wingate Affiliates, L.P. ("Wingate Affiliates") and Wingate Affiliates II, L.P. ("Wingate Affiliates II" and, collectively with Wingate Partners, Wingate II and Wingate Affiliates, "Wingate") will receive an estimated $56.2 million in net proceeds from the sale of an aggregate of 1,557,719 shares of Common Stock offered hereby ($63.7 million if the Underwriters' over-allotment option is exercised in full). Mr. Hegi, the Company's Chairman of the Board, is an indirect general partner of Wingate Partners and Wingate II and a general partner of Wingate Affiliates and Wingate Affiliates II. In addition, several other Selling Stockholders presently serve as directors and/or executive officers of the Company (or formerly served as directors and/or executive officers of Associated). See "Certain Transactions--Interests of Certain Selling Stockholders" and "Principal and Selling Stockholders." Furthermore, the consummation of the Offering will cause the Merger Incentive Options held by management of the Company to vest and become immediately exercisable. The Company will recognize a non-recurring, non-cash compensation charge in connection with such event. See "Management's Discussion and Analysis of Financial Condition and Results of Operations--General Information--Employee Stock Options" and "Certain Transactions-- Option and Restricted Stock Awards."

INFLUENCE OF CERTAIN STOCKHOLDERS

    As of the date of this Prospectus and after giving effect to the Offering, Wingate, Cumberland Capital Corporation ("Cumberland") and its affiliates, and Mr. Daniel J. Good and his affiliates will beneficially own approximately 30.3%, 9.0% and 0.7%, respectively, of the outstanding shares of Common Stock (28.3%, 8.4% and 0.5%, respectively, if the Underwriters' over-allotment option is exercised in full). Two of the current seven directors of the Company are affiliates of Wingate Partners or Wingate II. In addition,

Mr. Gary G. Miller, who is the President and a stockholder of Cumberland, and Mr. Good each serve as directors of the Company. Consequently, such persons and their affiliates will continue to have significant influence over the policies of the Company and any matters submitted to a stockholder vote. See "Management--Directors and Executive Officers," "Certain Transactions" and "Principal and Selling Stockholders."

POSSIBLE VOLATILITY OF STOCK PRICE

    Currently, there are approximately 3.1 million publicly held shares of Common Stock. As a result of this relatively small number of publicly held shares, the market price for Common Stock has varied significantly and may be volatile depending on news announcements and changes in general market conditions. See "Common Stock Price Range and Dividend Policy."

IMPACT OF SHARES ELIGIBLE FOR FUTURE SALE

    Future sales by existing stockholders could adversely affect the prevailing market price of the Common Stock. Upon completion of this Offering, the Company will have 14,822,168 shares of Common Stock outstanding, and 682,211 shares of Nonvoting Common Stock outstanding. In addition, 119,174 shares will be issuable upon exercise of outstanding Warrants, and 2,616,120 shares will be issuable upon exercise of outstanding Employee Stock Options. Of the shares of Common Stock that will be outstanding after this Offering, approximately 7,949,456 shares (not including 115,637 shares issuable upon exercise of outstanding Lender Warrants and 682,211 shares issuable upon conversion of Nonvoting Common Stock) will be freely tradable without restriction or further registration under the Securities Act of 1933, as amended (the "Securities Act"). Subject to Rule 144 under the Securities Act (as currently in effect), after expiration of certain lock-up agreements between the Underwriters and the Company and certain of its officers and directors and stockholders (or earlier with the consent of the representative of the Underwriters), approximately 6,872,712 of the remaining shares (6,574,748 shares if the Underwriters' over-allotment option is exercised in full) will become eligible at various times for sale in the public marketplace. In addition, certain stockholders and holders of Lender Warrants have previously been granted registration rights entitling them to demand, in certain circumstances, that the Company register the shares of Common Stock and/or Lender Warrants held by them for sale under the Securities Act. In connection therewith, the Company has effected a shelf registration with respect to all shares of Common Stock issuable upon exercise of the Lender Warrants, Common Stock held by Arab Banking Corporation (B.S.C.) and all shares of Nonvoting Common Stock held by Chase Manhattan Investment Holdings, L.P. (successor to Chase Manhattan Investment Holdings, Inc.) ("CMIH") (collectively representing an aggregate of 115,637 shares of Common Stock and 682,211 shares of Nonvoting Common Stock after the Offering). See "Certain Transactions--Registration Rights Agreement." In July 1997, 173,449 Lender Warrants were converted into Common Stock. The Company also intends to register under the Securities Act the shares of Common Stock issuable upon exercise of certain Employee Stock Options. Following the consummation of this Offering and expiration of the 90-day lock-up described in "Underwriting," sales of substantial amounts of Common Stock in the public market, pursuant to Rule 144 or otherwise, or the availability of such shares for sale, could adversely affect the prevailing market price of the Common Stock and impair the Company's ability to raise additional capital through the sale of equity securities. See "Shares Eligible for Future Sale."

POSSIBLE ANTI-TAKEOVER EFFECTS

    The Company has available for issuance 1,500,000 shares of preferred stock, which the Board of Directors is authorized to issue, in one or more series, without any further action on the part of the Company's stockholders. At the discretion of the Board of Directors, and subject to its fiduciary duties, the preferred stock could be used to deter any takeover attempt, by tender offer or otherwise. In addition, preferred stock could be issued with voting and conversion rights which could adversely affect the voting power and/or economic value to holders of Common Stock. The issuance of preferred stock could also result in a series of securities outstanding that would have preferences over the Common Stock with respect to dividends and in liquidation. No shares of preferred stock are currently outstanding. See "Description of Capital Stock--Preferred Stock."

    The Company's Restated Certificate of Incorporation (as amended from time to time, the "Charter") and Restated Bylaws (as amended from time to time, the "Bylaws") contain certain other provisions that may be deemed to have anti-takeover effects and may delay, deter or prevent a takeover attempt that a stockholder of the Company might consider to be in the best interests of the Company or its stockholders. See "Description of Capital Stock--Special Provisions of the Charter and Bylaws." In addition, the Credit Agreement provides that the occurrence of a change of control of USSC (which term includes the control by Wingate and, in certain circumstances, Good Capital (as defined) and Cumberland and certain affiliates, of less than 2,061,580 shares of Common Stock, or any person or group acquiring a greater number of shares of Common Stock than Wingate) shall constitute an event of default thereunder, and the lenders thereunder may declare all borrowings outstanding under the Credit Agreement to become due and payable immediately, which could have a material adverse effect on the Company and could have the effect of deterring or delaying a takeover attempt. See "Description of Indebtedness--Credit Facilities." Finally, the Indenture provides that, upon the occurrence of a change of control (which term includes the acquisition by any person or group of more than 50% of the voting power of the outstanding common stock of either United or USSC or certain significant changes in the composition of the Board of Directors of either United or USSC), the Company shall be obligated to offer to repurchase all outstanding Notes at a purchase price of 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. Such obligation, if it arose, could have a material adverse effect on the Company and could have the effect of deterring or delaying a takeover attempt. See "Description of Indebtedness-- Notes."

                                  THE COMPANY

    United's operating subsidiary, USSC, began operations in 1922 under the name Utility Supply Company and has operated under its current name since 1960. In June 1992, United acquired Stationers Distributing Company, Inc., a privately held office products wholesaler with annual revenues of more than $400.0 million. Associated was formed in January 1992 by an investor group led by Wingate Partners to effect the acquisition (the "Associated Transaction") of the wholesale office products division of Boise Cascade Office Products Corporation. To further its geographical presence and increase market share, in October 1992 Associated acquired Lynn-Edwards Corp., a privately held office products wholesaler.

    On March 30, 1995, Associated purchased 92.5% of the then-outstanding shares of pre-Merger United common stock and, immediately thereafter, Associated merged with and into United, and ASI merged with and into USSC, with the Company and USSC continuing as the respective surviving corporations. On October 31, 1996, USSC acquired all of the capital stock of Lagasse, the largest wholesaler of janitorial and sanitation supplies in the U.S. with annual sales of approximately $80.0 million.

    The principal executive offices of the Company are located at 2200 East Golf Road, Des Plaines, Illinois 60016-1267 and the telephone number is (847) 699-5000.

                                USE OF PROCEEDS

    The net proceeds to the Company from this Offering are estimated to be approximately $71.7 million. Such net proceeds will be contributed to USSC to enable USSC to (i) exercise its Equity Clawback Option (as defined under "Description of Indebtedness--Notes") and thereby redeem $50.0 million of the outstanding Notes, all accrued but unpaid interest thereon and pay the redemption premium thereon of approximately $6.4 million, and (ii) reduce by approximately $14.3 million the indebtedness under the Term Loan Facilities (as defined below) with any remaining proceeds. The repayment of indebtedness under the Term Loan Facilities would cause a permanent reduction of the amount borrowable thereunder.

    The partial redemption of the Notes and the repayment of indebtedness under the Term Loan Facilities described above will be effected as soon as practicable following consummation of the Offering. Pending such redemption, the Company will use the net proceeds allocated to such redemption to temporarily reduce borrowings outstanding under the revolving credit facility under the Credit Agreement (the "Revolving Credit Facility").

    The Notes mature on May 1, 2005, and bear interest at the rate of 12 3/4% per annum, payable semi-annually on May 1 and November 1 of each year. See "Description of Indebtedness" for a description of additional provisions of the Notes and the Term Loan Facilities and the Company's use of the proceeds therefrom.

    The Term Loan Facilities under the Credit Agreement (the "Term Loan Facilities") consist of a Tranche A term loan facility (the "Tranche A Facility") and a Tranche B term loan facility (the "Tranche B Facility"). The Tranche A Facility bears interest at prime plus 0.25% to 1.25% or, at the Company's option, LIBOR plus 1.50% to 2.50%. The Tranche A Facility is payable in 20 quarterly installments, beginning on December 31, 1996, and matures on September 30, 2001. The Tranche B Facility bears interest at prime plus 1.25% to 1.75% or, at the Company's option, LIBOR plus 2.50% to 3.00%. The Tranche B Facility is payable in 28 quarterly installments, beginning on December 31, 1996, and matures on September 30, 2003. The Term Loan Facilities were amended on October 31, 1996 to: (i) extend maturities; (ii) amend pricing and covenants; and (iii) provide additional financing that was used to fund a portion of the purchase price of Lagasse. See "Description of Indebtedness--Credit Facilities."

    The Company will not receive any of the proceeds from the sale of 2,800,000 shares (3,400,000 shares if the Underwriters' over-allotment option is exercised) of Common Stock by the Selling Stockholders.

                  COMMON STOCK PRICE RANGE AND DIVIDEND POLICY

    The Common Stock is quoted on the Nasdaq National Market under the symbol "USTR." The following table sets forth on a per share basis, for the periods indicated, the high and low closing sale prices per share for the Common Stock, as reported by the Nasdaq National Market:

                                                                                             HIGH                   LOW
                                                                                            -------              ---------
1995
           First Quarter......................................................                      *
           Second Quarter.....................................................          $          9  5/16               $
           Third Quarter......................................................                    15  1/2
           Fourth Quarter.....................................................                    27  3/4
1996
           First Quarter......................................................          $         30  1/4                $
           Second Quarter.....................................................                    24  1/2
           Third Quarter......................................................                    24  1/2
           Fourth Quarter.....................................................                    23
1997
           First Quarter......................................................          $         21  3/4                $
           Second Quarter.....................................................                    27  1/4
           Third Quarter......................................................                    38  1/4
           Fourth Quarter (through October 6, 1997)...........................                    39


1995
                    *
                   8  9/16
                   8  11/16
                  13  3/4
1996
                  21  1/2
                  19  1/2
                  17  1/2
                  19  1/2
1997
                  18  3/4
                  19
                  23  7/8
                  37  1/4

------------------------

* Due to the significant changes in the Company's capital structure resulting from the Merger, stock price information for periods prior to the Merger has not been included as it is not comparable to the stock price information since the Merger.

    On October 6, 1997, the last reported sale price of the Common Stock as quoted on the Nasdaq National Market was $38.625 per share, and there were approximately 1,000 holders of record of Common Stock.

    The Company does not currently intend to pay any cash dividends on the Common Stock. Furthermore, as a holding company, the ability of the Company to pay dividends in the future is dependent upon the receipt of dividends or other payments from its operating subsidiary, USSC. The payment of dividends by USSC to the Company for purposes of paying dividends to holders of Common Stock is restricted by the Credit Agreement and the Indenture and is subject to statutory restrictions. See "Risk Factors--Restrictions Imposed by Terms of Indebtedness" and "Description of Indebtedness."

                                 CAPITALIZATION

    The following table sets forth the unaudited capitalization of the Company as of June 30, 1997 on a historical basis and on an as adjusted basis giving effect to (i) the issuance and sale by the Company of shares of Common Stock offered hereby at an assumed price of $37.50 per share (the closing price on September 29, 1997) and the application of the net proceeds therefrom to redeem a portion of the outstanding Notes and prepay certain indebtedness under the Term Loan Facilities, (ii) the exercise of certain Warrants in connection with the Offering, (iii) the redemption of all of the outstanding shares of Preferred Stock effected September 2, 1997, and (iv) the termination of the put feature of the Lender Warrants resulting from the consummation of the Offering. The following table and notes thereto do not give effect to (i) the exercise of additional Warrants for 276,211 shares of Common Stock and (ii) conversion of 76,783 shares of Nonvoting Common Stock into shares of Common Stock in connection with the Offering, each of which will occur as a result of an increase in the size of the Offering subsequent to the preparation of such data and which the Company does not deem to have a material effect on the data presented. See "Use of Proceeds" and "Principal and Selling Stockholders." The table set forth below should be read in conjunction with the Consolidated Financial Statements and Unaudited Consolidated Pro Forma Financial Statements of the Company, together with the related notes thereto, included elsewhere herein.

                                                                                             AS OF JUNE 30, 1997
                                                                                           -----------------------
                                                                                           (DOLLARS IN THOUSANDS)
                                                                                           HISTORICAL  AS ADJUSTED
                                                                                           ----------  -----------
Current portion of long-term debt and capital lease obligation...........................  $   23,714   $  23,714
Long-term debt, net of current portion:
  Revolving credit facility..............................................................     161,000     181,922
  Term loan facilities...................................................................     152,238     138,898
  12 3/4% Senior Subordinated Notes due 2005.............................................     150,000     100,000
  Other long-term debt and capital lease obligation......................................      32,014      32,014
                                                                                           ----------  -----------
      Total long-term debt and capital lease obligation..................................     495,252     452,834
Redeemable preferred stock:
  Series A...............................................................................       8,412      --
  Series C...............................................................................      12,290      --
                                                                                           ----------  -----------
      Total redeemable preferred stock...................................................      20,702      --
Redeemable warrants (1)..................................................................      30,966      --
Stockholders' equity:
Common stock, $0.10 par value; 40,000,000 shares authorized;
  11,446,306 shares issued and outstanding (historical)..................................       1,145
  14,287,097 shares issued and outstanding (as adjusted) (1)(2)..........................                   1,429
Nonvoting common stock, $0.01 par value;
  5,000,000 shares authorized; 758,994 shares issued and outstanding (3).................           8           8
  Capital in excess of par value (1).....................................................      45,046     204,763
  Retained earnings......................................................................      41,505        (578)
                                                                                           ----------  -----------
      Total stockholders' equity.........................................................      87,704     205,622
                                                                                           ----------  -----------
      Total capitalization (including current portion of long-term debt and capital lease
        obligation)......................................................................  $  658,338   $ 682,170
                                                                                           ----------  -----------
                                                                                           ----------  -----------

------------------------
(1) Assuming Lender Warrants (redeemable warrants) exercisable for an aggregate of 665,514 shares of Common Stock and Preferred B Warrants exercisable for an aggregate of 175,277 shares of Common Stock will be exercised in connection with the Offering. See "Principal and Selling Stockholders" and "Underwriting." The remaining Lender Warrants have a put feature that will terminate upon the consummation of the Offering. See "Description of Capital Stock--Lender Warrants."

(2) Does not include (i) 2,617,120 shares of Common Stock issuable upon exercise of Employee Stock Options, (ii) 1,236,175 shares (395,384 shares on an as adjusted basis) of Common Stock issuable upon exercise of Warrants, and
    (iii) 758,994 shares (758,994 shares on an as adjusted basis) of Common Stock issuable upon conversion of outstanding shares of Nonvoting Common Stock. See "Description of Capital Stock."

(3) Does not include 1,053,987 shares (388,473 shares on an as adjusted basis) of Nonvoting Common Stock issuable upon exercise of Lender Warrants. Lender Warrants are exercisable for shares of either Common Stock or Nonvoting Common Stock at the option of the holder thereof. See "Description of Capital Stock--Lender Warrants."

             UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

    The following Unaudited Consolidated Pro Forma Financial Statements are based on the historical financial statements of the Company. The pro forma income statement gives effect to (i) the Offering (based on an assumed price of $37.50, the closing price on September 29, 1997) and application of the Company's net proceeds therefrom to redeem a portion of the Notes and a portion of the Term Loan Facilities, (ii) the exercise of certain Warrants in connection with the Offering, (iii) the redemption of all outstanding Preferred Stock of the Company effected September 2, 1997, all as more fully described in the notes to Unaudited Consolidated Pro Forma Financial Statements below, as if all such transactions were effected as of the beginning of the period presented. The pro forma balance sheet is presented giving effect to (i) the above transactions,
(ii) the termination of the put feature of the Lender Warrants, and (iii) nonrecurring charges described below as if these transactions were effected on June 30, 1997. The following Unaudited Consolidated Pro Forma Financial Statements and the notes thereto do not give effect to (i) the exercise of additional Warrants for 276,211 shares of Common Stock and (ii) conversion of 76,783 shares of Nonvoting Common Stock into shares of Common Stock in connection with the Offering, each of which will occur as a result of an increase in the size of the Offering subsequent to the preparation of such data and which the Company does not deem to have a material effect on the data presented.

    The pro forma income statement data excludes the following nonrecurring charges expected to be recognized in the fourth quarter of 1997 relating to the anticipated completion of the Offering and application of the Company's net proceeds therefrom: (i) a noncash charge of approximately $58.0 million ($34.5 million net of tax benefit of $23.5 million) or approximately $2.00 per share in compensation expense arising because certain Merger Incentive Options will become exercisable upon the occurrence of a Vesting Event (as defined), and (ii) an extraordinary loss from early extinguishment of debt during the fourth quarter of 1997 related to the redemption premium of $6.4 million ($3.8 million net of tax benefit of $2.6 million) and write-off of certain capitalized financing costs of approximately $3.6 million ($2.1 million net of tax benefit of $1.5 million), or an aggregate of $0.34 per share, as a result of the redemption of $50 million aggregate principal amount of Notes with the proceeds of this Offering. The compensation expense described in (i) above is based on options outstanding at June 30, 1997 and an assumed market price of $37.50 (the closing price on September 29, 1997). Each $1.00 change in the fair market value of the Common Stock could result in a maximum adjustment to such compensation expense of approximately $2.4 million ($1.4 million net of tax benefit of $1.0 million) or approximately $0.08 per share. See "Certain Transactions--Option and Restricted Stock Awards," "--Interests of Certain Persons in the Offering," and
Note 9 to the Consolidated Financial Statements of the Company included elsewhere herein. For pro forma balance sheet purposes, these nonrecurring charges have been reflected as a reduction of retained earnings.

    The Unaudited Consolidated Pro Forma Financial Statements are intended for informational purposes only and are not necessarily indicative of the future financial position or future results of operations of the Company after the Offering, or of the financial position or results of operations of the Company that would have actually occurred had the Offering and the application of the Company's net proceeds therefrom as described in this Prospectus and the exercise of certain Warrants and conversion of shares of Nonvoting Common Stock into shares of Common Stock by certain Selling Stockholders in connection with the Offering occurred on the date or at the beginning of the period presented. The Unaudited Consolidated Pro Forma Financial Statements and the accompanying notes should be read in conjunction with, and are qualified in their entirety by, the Consolidated Financial Statements of the Company, together with the related notes thereto, included elsewhere herein.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                 UNAUDITED CONSOLIDATED PRO FORMA BALANCE SHEET

                              AS OF JUNE 30, 1997
                             (DOLLARS IN THOUSANDS)

                                                                                      PRO FORMA
                                                                        HISTORICAL   ADJUSTMENTS    PRO FORMA
                                                                       ------------  ------------  ------------
ASSETS
  Current assets:
    Cash and cash equivalents........................................  $     18,313  $    --       $     18,313
    Accounts receivable..............................................       262,887       --            262,887
    Inventories......................................................       425,801       --            425,801
    Other............................................................        23,659       --             23,659
                                                                       ------------  ------------  ------------
      Total current assets...........................................       730,660       --            730,660
  Net property, plant and equipment..................................       166,883       --            166,883
  Goodwill...........................................................       113,337       --            113,337
  Other..............................................................        28,245        (3,618 (a)       24,627
                                                                       ------------  ------------  ------------
      Total assets...................................................  $  1,039,125  $     (3,618) $  1,035,507
                                                                       ------------  ------------  ------------
                                                                       ------------  ------------  ------------

LIABILITIES AND STOCKHOLDERS' EQUITY
  Current liabilities:
    Current portion of long-term debt and capital lease obligation...  $     23,714  $    --       $     23,714
    Accounts payable.................................................       219,199       --            219,199
    Accrued expenses.................................................        97,887           981(b)       98,868
    Accrued income taxes.............................................        12,860        (4,047 (c)        8,813
                                                                       ------------  ------------  ------------
      Total current liabilities......................................       353,660        (3,066)      350,594
  Deferred income taxes..............................................        37,318       (24,384 (d)       12,934
  Long-term obligations:
    Long-term debt...................................................       495,014       (42,418 (e)      452,596
    Other long-term liabilities......................................        13,761       --             13,761
  Redeemable preferred stock.........................................        20,702       (20,702 (f)      --
  Redeemable warrants................................................        30,966       (30,966 (g)      --
  Stockholders' equity:
    Common stock (voting)............................................         1,145           284(h)        1,429
    Nonvoting common stock...........................................             8       --                  8
    Capital in excess of par value...................................        45,046       159,717(i)      204,763
    Retained earnings................................................        41,505       (42,083 (j)         (578)
                                                                       ------------  ------------  ------------
      Total stockholders' equity.....................................        87,704       117,918       205,622
                                                                       ------------  ------------  ------------
      Total liabilities and stockholders' equity.....................  $  1,039,125  $     (3,618) $  1,035,507
                                                                       ------------  ------------  ------------
                                                                       ------------  ------------  ------------

See accompanying Notes to Unaudited Consolidated Pro Forma Financial Statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

               UNAUDITED CONSOLIDATED PRO FORMA INCOME STATEMENT

                      FOR THE YEAR ENDED DECEMBER 31, 1996
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                      PRO FORMA
                                                                        HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                                       ------------  -----------  ------------
INCOME STATEMENT DATA:
  Net sales..........................................................  $  2,298,170   $  --       $  2,298,170
  Cost of goods sold.................................................     1,907,209      --          1,907,209
                                                                       ------------  -----------  ------------
  Gross profit.......................................................       390,961      --            390,961
  Total operating expenses...........................................       277,957      --            277,957
                                                                       ------------  -----------  ------------
  Income from operations.............................................       113,004      --            113,004
  Interest expense...................................................        57,456      (6,361)(k)       51,095
                                                                       ------------  -----------  ------------
  Income before income taxes.........................................        55,548       6,361         61,909
  Income taxes.......................................................        23,555       2,576(l)       26,131
                                                                       ------------  -----------  ------------
  Net income.........................................................        31,993       3,785         35,778
  Preferred stock dividends issued and accrued.......................         1,744      (1,744)(m)      --
                                                                       ------------  -----------  ------------
  Net income attributable to common shareholders.....................  $     30,249   $   5,529   $     35,778
                                                                       ------------  -----------  ------------
                                                                       ------------  -----------  ------------
  Net income per common and common equivalent share..................  $       2.03               $       2.11
                                                                       ------------               ------------
                                                                       ------------               ------------
  Weighted average shares outstanding (in thousands).................        14,923                     16,928
OTHER DATA:
  EBITDA(1)..........................................................  $    139,046               $    139,046
  EBITDA margin(2)...................................................          6.1%                       6.1%

------------------------

(1) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt and is also one of the financial measures by which certain covenants under the Company's Credit Agreement are measured. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.

(2) EBITDA margin represents EBITDA as a percentage of net sales.

See accompanying Notes to Unaudited Consolidated Pro Forma Financial Statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

               UNAUDITED CONSOLIDATED PRO FORMA INCOME STATEMENT

                     FOR THE SIX MONTHS ENDED JUNE 30, 1997
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                        PRO FORMA
                                                                          HISTORICAL   ADJUSTMENTS   PRO FORMA
                                                                         ------------  -----------  ------------
INCOME STATEMENT DATA:
  Net sales............................................................  $  1,245,062   $  --       $  1,245,062
  Cost of goods sold...................................................     1,031,586      --          1,031,586
                                                                         ------------  -----------  ------------
  Gross profit.........................................................       213,476      --            213,476
  Total operating expenses.............................................       150,434      --            150,434
                                                                         ------------  -----------  ------------
  Income from operations...............................................        63,042      --             63,042
  Interest expense.....................................................        28,528      (3,138)(k)       25,390
                                                                         ------------  -----------  ------------
  Income before income taxes...........................................        34,514       3,138         37,652
  Income taxes.........................................................        14,635       1,271(l)       15,906
                                                                         ------------  -----------  ------------
  Net income...........................................................        19,879       1,867         21,746
  Preferred stock dividends issued and accrued.........................           917        (917)(m)      --
                                                                         ------------  -----------  ------------
  Net income attributable to common shareholders.......................  $     18,962   $   2,784   $     21,746
                                                                         ------------  -----------  ------------
                                                                         ------------  -----------  ------------
  Net income per common and common equivalent share....................  $       1.28               $       1.29
                                                                         ------------               ------------
                                                                         ------------               ------------
  Weighted average shares outstanding (in thousands)...................        14,865                     16,869
OTHER DATA:
  EBITDA(1)............................................................  $     76,623               $     76,623
  EBITDA margin(2).....................................................          6.2%                       6.2%

------------------------

(1) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt and is also one of the financial measures by which certain covenants under the Company's Credit Agreement are measured. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.

(2) EBITDA margin represents EBITDA as a percentage of net sales.

See accompanying Notes to Unaudited Consolidated Pro Forma Financial Statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

         NOTES TO UNAUDITED CONSOLIDATED PRO FORMA FINANCIAL STATEMENTS

    The pro forma financial statements have been prepared giving effect to the following:

    (1) The offering price for the shares of Common Stock is assumed to be $37.50 per share.

    (2) The Pro Forma Balance Sheet reflects a noncash charge of approximately $60.2 million ($35.8 million net of tax benefit of $24.4 million) or approximately $2.12 per share in compensation expense to be recognized because the Merger Incentive Options will become exercisable upon consummation of the Offering. Such compensation expense is based on exercise prices and options outstanding at June 30, 1997 and an assumed market price of $37.50 (the closing price on September 29, 1997). Each $1.00 change in the fair market value of the Common Stock could result in a maximum adjustment to such compensation expense of approximately $2.4 million ($1.4 million net of tax benefit of $1.0 million) or approximately $0.08 per share. See "Certain Transactions--Option and Restricted Stock Awards." For pro forma income statement purposes, this one-time nonrecurring noncash charge has been excluded.

    (3) Income taxes have been provided for pro forma adjustments at 40.5%.

    Pro forma adjustments have been made to the Pro Forma Balance Sheet to reflect the following effects of the Offering and use of proceeds therefrom (dollars in thousands):

    (a) Write-off of capitalized financing costs relating to the redemption of a portion of the Notes and the reduction of the Term Loan Facilities.

(b)  Payment of accrued interest in conjunction with
       redemption of a portion of the Notes using a portion
       of the proceeds of the Offering......................  $      (1,060)
     Adjustment to accrued compensation expense relating to
       Merger Incentive Options.............................          2,041
                                                              -------------
                                                              $         981
                                                              -------------
                                                              -------------

    (c) Adjustment to current income tax liability for tax effect of write-off of deferred financing costs and payment of redemption premium.

    (d) Adjustment to deferred taxes to reflect tax effect of compensation expense relating to Merger Incentive Options.

(e)  Redemption of Notes....................................  $      50,000
     Reduction of Term Loan Facilities......................         13,340
     Proceeds from the exercise of Warrants.................             93
     Redemption of all outstanding Preferred Stock..........        (21,015)
                                                              -------------
                                                              $      42,418
                                                              -------------
                                                              -------------

    (f) Redemption of all of the outstanding shares of Preferred Stock, together with accrued and unpaid dividends thereon through June 30, 1997.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

    (g) Exercise of a portion of the Lender Warrants and termination of the put feature of the remaining portion of the Lender Warrants.

(h)  Issuance of shares of Common Stock by the Company in
       conjunction with the Offering........................  $         200
     Adjustment due to exercise of Lender Warrants..........             67
     Adjustment due to exercise of Preferred B Warrants.....             17
                                                              -------------
                                                              $         284
                                                              -------------
                                                              -------------

(i)  Issuance of shares of Common Stock by the Company in
       conjunction with the Offering (net of underwriting
       discounts and commissions)...........................  $      71,050
     Adjustment to additional paid in capital for
       Offering-related fees................................           (475)
     Adjustment due to exercise of Lender Warrants..........         16,738
     Adjustment due to exercise of Preferred B Warrants.....              9
     Adjustment due to termination of the put feature of the
       remaining Lender Warrants............................         14,228
     Adjustment to Merger Incentive Options (see (2)
       above)...............................................         58,167
                                                              -------------
                                                              $     159,717
                                                              -------------
                                                              -------------

(j)  Adjustment for compensation expense relating to Merger
       Incentive Options (net of tax benefit of $24,384)....  $     (35,824)
     Adjustment due to loss on early retirement of debt (net
       of tax benefit of $4,047)............................         (5,946)
     Accrual of Preferred Stock dividends...................           (313)
                                                              -------------
                                                              $     (42,083)
                                                              -------------
                                                              -------------

    Pro forma adjustments have been made to the Pro Forma Income Statement to reflect the following:

    (k) Adjustment to interest expense and amortization of financing costs for,
       (i) the redemption of a portion of the Notes and reduction of the Term Loan Facilities using the proceeds of the Offering and (ii) net increased debt from retirement of Preferred Stock.

    (l) Income tax effect of the pro forma adjustments.

    (m) Adjustment of Preferred Stock dividends for redemption of all of the outstanding shares of Preferred Stock effected on September 2, 1997.

                      SELECTED CONSOLIDATED FINANCIAL DATA
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

    Set forth below and on the following pages is selected historical consolidated financial data for the Company. Although the Company was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes, with Associated as the acquiring corporation. Therefore, the income statement and operating and other data for the year ended December 31, 1995 reflect the financial information of Associated only for the three months ended March 31, 1995 and the results of the Company for the nine months ended December 31, 1995. The balance sheet data at December 31, 1995 reflects the consolidated balances of the Company, including various Merger-related adjustments.

    Associated was formed in January 1992 in conjunction with the Associated Transaction. Associated commenced operations on January 31, 1992. The selected consolidated financial data of Associated set forth below for the period from January 31, 1992 to December 31, 1992 and for the fiscal years ended December 31, 1993 and 1994 have been derived from the consolidated financial statements of Associated, which have been audited by Arthur Andersen LLP, independent public accountants. The selected consolidated financial data of the Company for the fiscal years ended December 31, 1995 (which for income statement and operating and other data includes Associated only for the three months ended March 31, 1995 and the results of the Company for the nine months ended December 31, 1995) and 1996 have been derived from the consolidated financial statements of the Company, which have been audited by Ernst & Young LLP, independent auditors. The data for the six months ended June 30, 1996 and 1997 are derived from unaudited condensed consolidated financial statements and in the opinion of management reflect all adjustments considered necessary for the fair presentation of such data. Results for the six months ended June 30, 1997 are not necessarily indicative of results that may be achieved for a full twelve-month period. All selected consolidated financial data set forth below should be read in conjunction with, and is qualified in its entirety by, "Management's Discussion and Analysis of Financial Condition and Results of Operations-- Historical Results of Operations" and "--Historical Liquidity and Capital Resources" and the Consolidated Financial Statements of the Company and Associated, together with the related notes thereto, included elsewhere herein.

                                                                                          THE COMPANY
                                           ASSOCIATED HOLDINGS, INC.       ------------------------------------------
                                      -----------------------------------
                                      JANUARY 31(1)  YEAR ENDED DECEMBER   YEAR ENDED DECEMBER     SIX MONTHS ENDED
                                           TO                31,                   31,                 JUNE 30,
                                      DECEMBER 31,   --------------------  --------------------  --------------------
                                          1992         1993       1994       1995       1996       1996       1997
                                      -------------  ---------  ---------  ---------  ---------  ---------  ---------
INCOME STATEMENT DATA:
  Net sales.........................    $ 359,779    $ 455,731  $ 470,185  $1,751,462 $2,298,170 $1,122,571 $1,245,062
  Cost of goods sold................      295,668      375,226    382,299  1,446,949  1,907,209    932,833  1,031,586
                                      -------------  ---------  ---------  ---------  ---------  ---------  ---------
  Gross profit......................       64,111       80,505     87,886    304,513    390,961    189,738    213,476
  Operating expenses(2).............       53,758       69,527     69,765    246,956    277,957    136,697    150,434
                                      -------------  ---------  ---------  ---------  ---------  ---------  ---------
  Income from operations............       10,353       10,978     18,121     57,557    113,004     53,041     63,042
  Interest expense..................        5,626        7,235      7,725     46,186     57,456     29,641     28,528
                                      -------------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before income taxes and
    extraordinary item..............        4,727        3,743     10,396     11,371     55,548     23,400     34,514
  Income taxes......................        1,777          781      3,993      5,128     23,555      9,918     14,635
                                      -------------  ---------  ---------  ---------  ---------  ---------  ---------
  Income before extraordinary
    item............................        2,950        2,962      6,403      6,243     31,993     13,482     19,879
  Extraordinary item(3).............       --           --         --         (1,449)    --         --         --
                                      -------------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income........................        2,950        2,962      6,403      4,794     31,993     13,482     19,879
  Preferred dividends...............        1,449        2,047      2,193      1,998      1,744        862        917
                                      -------------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income attributable to common
    stockholders....................    $   1,501    $     915  $   4,210  $   2,796  $  30,249  $  12,620  $  18,962
                                      -------------  ---------  ---------  ---------  ---------  ---------  ---------
                                      -------------  ---------  ---------  ---------  ---------  ---------  ---------
  Net income per common and common
    equivalent share:
    Income before extraordinary
      item..........................    $    0.19    $    0.11  $    0.51  $    0.33  $    2.03  $    0.83  $    1.28
    Extraordinary item..............       --           --         --          (0.11)    --         --         --
                                      -------------  ---------  ---------  ---------  ---------  ---------  ---------
    Net income......................    $    0.19    $    0.11  $    0.51  $    0.22  $    2.03  $    0.83  $    1.28
                                      -------------  ---------  ---------  ---------  ---------  ---------  ---------
                                      -------------  ---------  ---------  ---------  ---------  ---------  ---------
  Cash dividends declared per
    share...........................       --           --         --         --         --         --         --

                                                                                          THE COMPANY
                                           ASSOCIATED HOLDINGS, INC.       ------------------------------------------
                                      -----------------------------------
                                      JANUARY 31(1)  YEAR ENDED DECEMBER   YEAR ENDED DECEMBER     SIX MONTHS ENDED
                                           TO                31,                   31,                 JUNE 30,
                                      DECEMBER 31,   --------------------  --------------------  --------------------
                                          1992         1993       1994       1995       1996       1996       1997
                                      -------------  ---------  ---------  ---------  ---------  ---------  ---------
OTHER DATA:
  EBITDA(4).........................    $  14,875    $  16,481  $  23,505  $  81,241  $ 139,046  $  66,231  $  76,623
  EBITDA margin(5)..................         4.1%         3.6%       5.0%        4.6 (6)      6.1%      5.9%      6.2%
  Ratio of EBITDA to interest
    expense.........................          2.6x         2.3x       3.0x       1.8x       2.4x       2.2x       2.7x
  Ratio of debt and capital lease
    obligation to EBITDA............          5.3x         5.2x       2.7x       6.8x       4.3x    --         --
  Capital expenditures, net.........    $   4,289    $   3,273  $     554  $   8,017  $  (2,886) $  (2,501) $   4,451
  Cash provided by (used in)
    operating activities............       19,759      (12,084)    14,088     26,329      1,609     50,606     92,904
  Cash (used in) provided by
    investing activities............      (96,796)      (3,276)      (554)  (266,291)   (49,871)     1,640     (4,451)
  Cash provided by (used in)
    financing activities............       85,290        8,095    (12,676)   249,773     47,221    (52,825)   (80,759)

                                                             AS OF DECEMBER 31,                       AS OF JUNE 30,
                                            -----------------------------------------------------  --------------------
                                              1992       1993       1994       1995       1996       1996       1997
                                            ---------  ---------  ---------  ---------  ---------  ---------  ---------
BALANCE SHEET DATA:
  Working capital.........................  $  46,396  $  57,302  $  56,454  $ 355,465  $ 404,973  $ 330,946  $ 377,000
  Total assets............................    179,069    190,979    192,479  1,001,383  1,109,867    936,653  1,039,125
  Total debt and capital lease obligation
    (7)...................................     78,297     86,350     64,623    551,990    600,002    498,498    518,966
  Redeemable preferred stock..............     18,949     20,996     23,189     18,041     19,785     18,903     20,702
  Redeemable warrants.....................      1,435      1,435      1,650     39,692     23,812     29,949     30,996
  Total stockholders' equity..............     10,466     11,422     24,775     30,024     75,820     52,210     87,704

------------------------------

(1) Information for the month ended January 31, 1992 has been omitted because it represents Associated's predecessor operations and the information is not comparable to that of Associated.

(2) For the year ended December 31, 1995, includes restructuring charge of $9.8 million related to the Company's consolidation plan in conjunction with the Merger.

(3) Loss on early retirement of debt, net of tax benefit of $1.0 million.

(4) EBITDA is defined as earnings before interest, income taxes, depreciation and amortization. EBITDA is presented because it is a widely accepted financial indicator of a company's ability to incur and service debt and is also one of the financial measures by which certain covenants under the Company's Credit Agreement is measured. However, EBITDA should not be considered in isolation or as a substitute for net income or cash flow data prepared in accordance with generally accepted accounting principles or as a measure of a company's profitability or liquidity. Also, the EBITDA definition used herein may not be comparable to similarly titled measures reported by other companies.

(5) EBITDA margin represents EBITDA as a percentage of net sales.

(6) EBITDA margin for the year ended December 31, 1995 would have been 5.2% if adjusted to exclude restructuring charge.

(7) Includes current maturities.

                    MANAGEMENT'S DISCUSSION AND ANALYSIS OF
                 FINANCIAL CONDITION AND RESULTS OF OPERATIONS

    The following discussion should be read in conjunction with the Consolidated Financial Statements and related notes thereto appearing elsewhere herein.

    Certain information presented herein includes forward-looking statements regarding the Company's future results of operations. The Company is confident that its expectations are based on reasonable assumptions given its knowledge of its operations and business. However, there can be no assurance that the Company's actual results will not differ materially from its expectations. The matters referred to in forward-looking statements may be affected by the risks and uncertainties involved in the Company's business including, among others, competition with business products manufacturers and other wholesalers, consolidation of the business products industry, the ability to maintain gross profit margins, the ability to achieve future cost savings, changing end-user demands, changes in manufacturer pricing, service interruptions and availability of liquidity and capital resources.

OVERVIEW

    On March 30, 1995, Associated merged with and into United. Although the Company was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes, with Associated as the acquiring corporation. Therefore, the results of operations for the year ended December 31, 1995 reflect the financial information of Associated only for the three months ended March 30, 1995 and the results of the Company for the nine months ended December 31, 1995. As a result of the Merger, the results of operations of the Company for the year ended December 31, 1995 are not comparable to those of previous and subsequent periods.

    To facilitate a meaningful comparison, the following supplemental discussion and analysis is based on certain components of the combined historical results of operations without any pro forma adjustments for Associated and United for the year ended December 31, 1994 and on the pro forma results of operations for the Company for the year ended December 31, 1995. The pro forma and combined historical results of operations do not purport to be indicative of the results that would have been obtained had such transactions been completed for the period presented or that may be obtained in the future.

GENERAL INFORMATION

    GROSS PROFIT MARGINS. In recent years, a number of factors have adversely affected gross profit margins in the office products industry, including those of the Company. These factors reflect the increasingly competitive nature of the industry. Competitive pressures have increased due in part to the growth of large resellers such as national office products superstores that have heightened price awareness at the end-user level. The increasing price sensitivity of end users has contributed to the decline in industrywide gross profit margins. The Company anticipates that such pressures will continue in the future.

    The Company's gross profit margins vary across product categories, so that material changes in its product mix can impact the Company's overall margin. For example, the gross profit margin on the Company's sales of commodity products, including product categories that have grown over the past few years, tend to be lower than the gross profit margins on most other product categories. While the recent increase in sales of these types of products has adversely affected the Company's overall gross profit margin, this increase has contributed to an increase in total operating income. The Company expects such sales to increase as a percentage of total sales in the future.

    RESTRUCTURING CHARGE. The historical results for the twelve months ended December 31, 1995 include a restructuring charge of $9.8 million ($5.9 million net of tax benefit of $3.9 million). This restructuring charge includes severance costs totaling $1.8 million. The Company's consolidation plan related to the Merger specified that 330 distribution, sales and corporate positions, 180 of which related to pre-Merger

Associated, were to be eliminated substantially within one year following the Merger. The Company achieved its target with the related termination costs of approximately $1.8 million charged against a reserve. The restructuring charge also includes distribution center closing costs totaling $6.7 million and SKU reduction costs totaling $1.3 million. The consolidation plan called for the closing of eight redundant distribution centers, six of which related to pre-Merger Associated, and the elimination of overlapping inventory items from the Company's catalogs substantially within the one-year period following the Merger. Estimated distribution center closing costs included (i) the net occupancy costs of leased facilities after being vacated and until expiration of each applicable lease and (ii) the losses on the sale of owned facilities and the facilities' furniture, fixtures and equipment. Estimated SKU reduction costs included losses on the sale of inventory items which have been discontinued solely as a result of the Merger.

    EMPLOYEE STOCK OPTIONS. In September 1995, the Board of Directors approved an amendment to the Company's Management Equity Plan to allow for the issuance of additional Employee Stock Options to key management employees of the Company. The Management Equity Plan was designed to increase employee commitment through participation in the growth and performance of the Company. Subsequently, employee stock options exercisable for an aggregate of approximately 2.2 million additional shares of Common Stock were granted to key management employees. Some of such Merger Incentive Options were granted at an exercise price below the then fair market value of the Common Stock. The exercise price of certain Merger Incentive Options increases by $0.625 per share on a quarterly basis effective April 1, 1996.

    The Merger Incentive Options granted under the Management Equity Plan do not vest to the employee until the occurrence of an event (a "Vesting Event") that causes Wingate and its affiliates to have received at least a full return of their Common Stock investment (at cost) in cash, fully tradable marketable securities or the equivalent. A Vesting Event will cause the Company to recognize compensation expense based upon the difference between the fair market value of the Common Stock and the exercise prices of the Merger Incentive Options. Based upon an assumed market price of $37.50 (the closing price on September 29, 1997) and Merger Incentive Options that will become exercisable upon the occurrence of a Vesting Event, the Company would recognize a nonrecurring noncash charge of $58.0 million in compensation expense ($34.5 million net of tax benefit of $23.5 million), if a Vesting Event were to occur. Each $1.00 change in the fair market value of Common Stock could result in a maximum adjustment to such compensation expense of approximately $2.4 million ($1.4 million net of tax effect of $1.0 million). All of such Merger Incentive Options will become exercisable upon the consummation of this Offering. See "Prospectus Summary-- Anticipated Nonrecurring Charges."

    CHANGE IN ACCOUNTING METHOD. Effective January 1, 1995, Associated changed its method of accounting for the cost of inventory from the FIFO method to the LIFO method. Associated made this change in contemplation of its acquisition of United (accounted for as a reverse acquisition) so that its method would conform to that of United. Associated believed that the LIFO method provided a better matching of current costs and current revenues, and that earnings reported under the LIFO method were more easily compared to that of other companies in the wholesale industry where the LIFO method is common. In 1995, this change resulted in the reduction of pre-tax income of the Company of approximately $8.8 million ($5.3 million net of tax benefit of $3.5 million). See Note 3 (Inventories) to the Consolidated Financial Statements of the Company included elsewhere herein.

    RECLASSIFICATION OF DELIVERY AND OCCUPANCY COSTS. During the fourth quarter of 1996, the Company reclassified its delivery and occupancy costs from operating expenses to cost of goods sold to conform the Company's presentation to others in the business products industry. See Note 3 (Reclassification) to the Consolidated Financial Statements included elsewhere herein.

HISTORICAL, PRO FORMA AND COMBINED RESULTS OF OPERATIONS

    The following table of summary historical, pro forma (see Note 4 to the Consolidated Financial Statements of the Company included elsewhere herein) and combined historical financial data is intended for informational purposes only and is not necessarily indicative of either financial position or results of operations in the future, or that would have occurred had the events described in the first paragraph under "--Overview" above occurred on January 1, 1995. The following information should be read in conjunction with, and is qualified in its entirety by, the historical Consolidated Financial Statements of the Company and its predecessors, including the related notes thereto, included elsewhere herein.

    The following table also presents unaudited summary combined historical financial data for Associated and United for the year ended December 31, 1994. This data has not been prepared in accordance with generally accepted accounting principles, which do not allow for the combination of financial data for entities that are not under common ownership. Nevertheless, management believes that this combined historical financial data, when read in conjunction with the separate historical financial statements of Associated and United prepared in accordance with generally accepted accounting principles and included elsewhere herein, may be helpful in understanding the past operations of the companies that were combined in the Merger. This combined historical financial data for 1994 represents a combination of the historical financial data for Associated and United for the periods indicated without any pro forma adjustments, and is supplemental to the historical financial data of Associated and United included elsewhere herein.

                                                                          SUPPLEMENTAL
                                                                           PRO FORMA
                                                      COMBINED            DECEMBER 31,           HISTORICAL
                                                        1994                  1995                  1996
                                                --------------------  --------------------  --------------------
                                                                     (DOLLARS IN THOUSANDS)
Net sales.....................................  $   1,990,363  100.0% $   2,201,860  100.0% $   2,298,170  100.0%
Gross profit..................................        344,542   17.3        381,270   17.3        390,961   17.0
Operating expenses............................        285,500   14.3        299,861   13.6        277,957   12.1
Income from operations........................         59,042    3.0         81,409    3.7        113,004    4.9
EBITDA........................................         86,003    4.3        111,880    5.1        139,046    6.1

COMPARISON OF HISTORICAL RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996 AND
  PRO FORMA RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995

    NET SALES. Net sales increased 4.4% to $2,298.2 million for 1996 from $2,201.9 million for 1995. This increase was primarily the result of higher unit sales in all product categories. In addition, the Micro United division of the Company continued to report strong growth resulting from the underlying strength in the marketplace. The Company's year-long focus on improving the consistency and reliability of its service has led to increased sales and higher customer and consumer satisfaction.

    GROSS MARGIN. Gross margin declined to 17.0% in 1996 from 17.3% in 1995. This decrease reflected a shift in the Company's product mix, the continuing consolidation of the Company's dealer base and deflation across the Company's product mix.

    OPERATING EXPENSES. Operating expenses decreased as a percentage of net sales to 12.1% in 1996, compared with 13.6% in 1995. This decrease was primarily due to the realization of Merger synergies, cost containment, productivity improvements and leveraging of fixed expenses.

    INCOME FROM OPERATIONS. Income from operations as a percentage of net sales increased to 4.9% in 1996 from 3.7% in 1995.

COMPARISON OF PRO FORMA RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 1995 AND
  COMBINED RESULTS FOR THE FISCAL YEAR ENDED DECEMBER 31, 1994

    NET SALES. Net sales were $2,201.9 million for 1995, a 10.6% increase over net sales of $1,990.4 million in 1994. The increase in net sales was primarily the result of changes in unit volume rather than changes in prices. Sales grew in all geographic regions. In addition, the sales growth was attributable to an increase in the sale of computer-related products through the Company's Micro United division.

    GROSS MARGIN. Gross profit as a percentage of net sales was 17.3% in both 1995 and 1994. The gross profit margin in 1995 reflects a shift in product mix and a larger LIFO charge due to Associated's change in its method of accounting for inventory from the FIFO method to the LIFO method. Also, gross profit was adversely affected in 1995 by higher sales of computer-related products and commodity items which typically carry lower gross profit margins, offset by lower freight and occupancy costs.

    OPERATING EXPENSES. Operating expenses as a percentage of net sales decreased to 13.6% in 1995 from 14.3% in 1994. The decrease in operating expenses as a percentage of net sales was primarily due to increased operating efficiencies, improved productivity and increased economies of scale as a result of a higher sales base.

    INCOME FROM OPERATIONS. Income from operations as a percentage of net sales was 3.7% in 1995 compared with 3.0% in 1994.

HISTORICAL RESULTS OF OPERATIONS

COMPARISON OF THE HISTORICAL RESULTS OF OPERATIONS FOR THE SIX MONTHS ENDED JUNE
  30, 1997 AND 1996

    NET SALES. Net sales were $1,245.1 million in the first six months of 1997, a 10.9% increase over net sales of $1,122.6 million in the first six months of 1996. On an equivalent workday basis, sales were up 11.8% from the comparable prior-year first six months. This included incremental growth resulting from the Lagasse acquisition. The Company is experiencing sales strength within all product segments and geographic regions.

    GROSS MARGIN. Gross margin as a percentage of net sales increased to 17.2% in the first six months of 1997 from 16.9% in the comparable period of 1996. The increase reflected the favorable impact of inventory investment purchases and lower delivery costs as a percentage of net sales.

    OPERATING EXPENSES. Operating expenses as a percentage of net sales declined to 12.1% in the first six months of 1997 from 12.2% in the first six months of 1996. The decline in operating expenses as a percentage of net sales was primarily the result of improved productivity and the leveraging of fixed expenses on a higher sales base. However, the 1997 results were impacted by incremental expenses related to the use of outside consultants to facilitate additional systems enhancements and to accelerate the Company's strategic planning process. These were planned expenditures which are expected to contribute to the Company's long-term growth and profitability.

    INCOME FROM OPERATIONS. Income from operations as a percentage of net sales increased to 5.1% in the first six months of 1997 from 4.7% in the first six months of 1996.

    INTEREST EXPENSE. Interest expense as a percentage of net sales was 2.3% in the first six months of 1997, compared with 2.6% in the comparable period in 1996. This reduction reflects the leveraging of fixed interest costs against higher sales and lower interest rates on variable rate debt, partially offset by interest expense on debt used to acquire Lagasse.

    INCOME BEFORE INCOME TAXES. Income before income taxes as a percentage of net sales was 2.8% in the first six months of 1997, compared with 2.1% in the first six months of 1996.

    NET INCOME. Net income before Preferred Stock dividends was $19.9 million in the first six months of 1997, compared with $13.5 million in the first six months of 1996.

COMPARISON OF HISTORICAL FISCAL YEARS ENDED DECEMBER 31, 1996 AND 1995

    NET SALES. Net sales increased 31.2% to $2,298.2 million for 1996 from $1,751.5 million for 1995. This increase was primarily the result of the Merger for a full twelve months in 1996. Sales in 1995 include only nine months of United's sales.

    GROSS MARGIN. Gross margin declined to 17.0% in 1996 from 17.4% in 1995. This decrease reflected a shift in the Company's product mix, the continuing consolidation of the Company's dealer base and deflation across the Company's product mix.

    OPERATING EXPENSES. Operating expenses decreased as a percentage of net sales to 12.1% in 1996, compared with 14.1% in 1995. The results for 1995 include the impact of a restructuring charge of $9.8 million ($5.9 million net of tax benefit of $3.9 million). The decline in the operating expense ratio before the restructuring charge (12.1% in 1996 versus 13.5% in 1995) was primarily due to the realization of merger synergies, cost containment, productivity improvements and leveraging of fixed expenses.

    INCOME FROM OPERATIONS. Income from operations as a percentage of net sales increased to 4.9% in 1996 from 3.3% in 1995.

    INTEREST EXPENSE. Interest expense as a percentage of net sales was 2.5% in 1996, compared with 2.6% in 1995. This reduction reflects the leveraging of fixed interest costs against higher sales, partially offset by funding required to acquire Lagasse (see Note 1 to the Consolidated Financial Statements of the Company included elsewhere herein).

    INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM. Income before income taxes and extraordinary item as a percentage of net sales increased to 2.4% in 1996 from 0.7% in 1995.

    NET INCOME. Net income as a percentage of net sales increased to 1.4% in 1996 from 0.3% in 1995 resulting from the aforementioned reasons. Net income in 1995 includes an extraordinary item, loss on the early retirement of debt related to the Merger of $2.4 million ($1.4 million net of tax benefit of $1.0 million) or 0.1% of net sales.

    FOURTH QUARTER RESULTS. Certain expense and cost of sale estimates are recorded throughout the year including inventory shrinkage, required LIFO reserve, manufacturers' allowances, advertising costs and various expense items. During the fourth quarter of 1996, the Company recorded approximately $3.0 million of additional net income relating to the refinement of estimates recorded in the prior three quarters.

COMPARISON OF HISTORICAL FISCAL YEARS ENDED DECEMBER 31, 1995 AND 1994

    NET SALES. Net sales were $1,751.5 million for 1995 compared with $470.2 million in 1994. The increase was primarily the result of the Merger. Sales in 1995 include nine months of United's sales.

    GROSS MARGIN. Gross profit as a percentage of net sales decreased to 17.4% in 1995 from 18.7% in 1994. The lower gross profit margin reflects a shift in product mix, the Merger and the change in the method of accounting for inventory from the FIFO method to the LIFO method. See Note 3 (Inventories) to the Consolidated Financial Statements of the Company included elsewhere herein.

    OPERATING EXPENSES. Operating expenses as a percentage of net sales decreased to 14.1% in 1995 from 14.8% in 1994. The actual results for 1995 include the impact of a restructuring charge of $9.8 million ($5.9 million net of tax benefit of $3.9 million) in the first quarter of 1995. Operating expenses before the restructuring charge were 13.5% in 1995. The decrease in operating expenses as a percentage of net sales before the restructuring charge was primarily due to increased operating efficiencies and improved productivity, partially offset by Merger-related compensation expense relating to an increase in the value of employee stock options of approximately $1.5 million ($0.9 million net of tax benefit of $0.6 million).

    INCOME FROM OPERATIONS. Income from operations as a percentage of net sales was 3.3% in 1995 (after the restructuring charge) compared with 3.9% in 1994. Before such restructuring charge, income from operations in 1995 was 3.9%.

    INTEREST EXPENSE. Interest expense as a percentage of net sales was 2.6% in 1995 compared to 1.7% in 1994. The increase reflects additional debt needed to consummate the Merger and higher interest rates in 1995.

    INCOME BEFORE INCOME TAXES AND EXTRAORDINARY ITEM. Income before income taxes and extraordinary item as a percentage of net sales was 0.7% in 1995 compared with 2.2% in 1994.

    INCOME BEFORE EXTRAORDINARY ITEM. Income before extraordinary item was $6.2 million in 1995 compared with $6.4 million in 1994. An extraordinary item, the loss on early retirement of debt related to the Merger of $2.4 million ($1.4 million net of tax benefit of $1.0 million), was recognized in the first quarter of 1995.

    NET INCOME. Net income was $4.8 million in 1995 compared with $6.4 million in 1994. Net income in 1995 includes an extraordinary item, loss on the early retirement of debt related to the Merger of $2.4 million ($1.4 million net of tax benefit of $1.0 million) or 0.1% of net sales.

    FOURTH QUARTER RESULTS. Certain interim expense and inventory estimates are recorded throughout the year relating to shrinkage, inflation and product mix. The results of the year-end close and physical inventory reflected a favorable adjustment with respect to such estimates, resulting in approximately $0.9 million of additional net income, which is reflected in the fourth quarter of 1995.

LIQUIDITY AND CAPITAL RESOURCES

    As of June 30, 1997, the credit facilities under the Credit Agreement consisted of $174.7 million of term loan borrowings under the Term Loan Facilities and up to $325.0 million of revolving loan borrowings under the Revolving Credit Facility. This agreement was amended to provide funding for the acquisition of Lagasse, to extend the maturities, to adjust the pricing and to revise certain covenants. In addition, the Company has $150.0 million aggregate principal amount of Notes due 2005, $29.8 million of industrial revenue bonds and a $2.2 million mortgage outstanding. The Company expects to use the proceeds of this Offering to redeem $50.0 million aggregate principal amount of the Notes and any accrued but unpaid interest thereon and pay the redemption premium thereon and to repay a portion of the Company's indebtedness under the Term Loan Facilities. See "Use of Proceeds."

    The Term Loan Facilities consist of $117.8 million under the Tranche A Facility and $56.9 million under the Tranche B Facility. Quarterly payments under the Tranche A Facility range from $4.98 million at June 30, 1997 to $8.30 million at September 30, 2001. Quarterly payments under the Tranche B Facility range from $0.22 million at June 30, 1997 to $6.64 million at September 30, 2003. On March 31, 1997, principal payments of $15.9 million and $7.4 million were paid from Excess Cash Flow (as defined in the Credit Agreement) at December 31, 1996 for the Tranche A Facility and Tranche B Facility, respectively.

    The Revolving Credit Facility is limited to the lesser of $325.0 million or a borrowing base equal to: 80% of Eligible Receivables (as defined in the Credit Agreement); plus 50% of Eligible Inventory (as defined in the Credit Agreement) (provided that no more than 60% or, during certain periods, 65% of the borrowing base may be attributable to Eligible Inventory); plus the aggregate amount of cover for Letter of Credit Liabilities (as defined in the Credit Agreement). In addition, for each fiscal year, the Company must repay revolving loans so that for a period of 30 consecutive days in each fiscal year the aggregate revolving loans do not exceed $250.0 million. The Revolving Credit Facility matures on October 31, 2001. As of June 30, 1997, $118.5 million remained available for borrowing under the Revolving Credit Facility.

    The Term Loan Facilities and the Revolving Credit Facility are secured by perfected first priority pledges of the stock of USSC, all of the stock of the domestic direct and indirect subsidiaries of USSC, certain of the stock of all of the foreign direct and indirect subsidiaries of USSC and security interests in, and liens upon, all accounts receivable, inventory, contract rights and certain other personal and real property of USSC and its domestic subsidiaries.

    The loans outstanding under the Term Loan Facilities and the Revolving Credit Facility generally bear interest as determined within a set range with the rate based on the ratio of total debt (excluding any undrawn amounts under any letters of credit) to EBITDA. The Tranche A Facility and the Revolving Credit Facility bear interest at prime plus 0.25% to 1.25% or, at the Company's option, LIBOR plus 1.50% to 2.50%. The Tranche B Facility bears interest at prime plus 1.25% to 1.75% or, at the Company's option, LIBOR plus 2.50% to 3.00%.

    The Credit Agreement contains representations and warranties, affirmative and negative covenants and events of default customary for financings of this type. As of June 30, 1997, the Company was in compliance with all covenants contained in the Credit Agreement.

    The Credit Agreement permits capital expenditures for the Company of up to $15.0 million for its fiscal year ending December 31, 1997, plus $6.2 million of unused capital expenditures, approximately $7.8 million of unused Excess Cash Flow, and $11.1 million of proceeds from the disposition of certain property, plant and equipment from the Company's fiscal year ended December 31, 1996. Capital expenditures will be financed from internally generated funds and available borrowings under the Credit Agreement. The Company expects gross capital expenditures to be approximately $12.0 million to $14.0 million in 1997.

    Management believes that the Company's cash on hand, anticipated funds generated from operations and available borrowings under the Credit Agreement, will be sufficient to meet the short-term (less than twelve months) and long-term operating and capital needs of the Company as well as to service its debt in accordance with its terms. There is, however, no assurance that this will be accomplished.

    United is a holding company and, as a result, its primary source of funds is cash generated from operating activities of its operating subsidiary, USSC, and bank borrowings by USSC. The Credit Agreement and the Indenture contain restrictions on the ability of USSC to transfer cash to United.

    The Company may attempt to acquire other businesses as part of its growth strategy. The Company currently has no agreements to acquire any such businesses. Should the Company be successful in identifying an acquisition candidate, however, the Company may require additional financing to consummate such a transaction. Acquisitions involve certain inherent risks and uncertainties. Therefore, the Company can give no assurances with respect to whether it will be successful in identifying such a business to acquire, whether it will be able to obtain financing to complete such an acquisition or whether the Company will be successful in operating the acquired business.

    In addition, the Company is currently pursuing an Asset Backed Securitization (the "ABS") transaction that is intended to be a bankruptcy-remote and off-balance sheet financing, in order to reduce the Company's cost of capital. The ABS would involve the sale of the Company's accounts receivable and, if consummated, is expected to result in a lower accounts receivable balance and senior revolver loan balance than is reported in the Company's historical financial statements included herein. There can be no assurance that the Company will consummate the ABS.

HISTORICAL LIQUIDITY AND CAPITAL RESOURCES

    The statement of cash flows for the Company for the periods indicated is summarized below:

                                                                                            SIX MONTHS ENDED JUNE
                                                             YEAR ENDED DECEMBER 31,                 30,
                                                        ----------------------------------  ----------------------
                                                           1994        1995        1996        1996        1997
                                                        ----------  -----------  ---------  ----------  ----------
                                                                          (DOLLARS IN THOUSANDS)
Net cash provided by operating activities.............  $   14,088  $    26,329  $   1,609  $   50,606  $   92,904
Net cash (used in) provided by investing activities...        (554)    (266,291)   (49,871)      1,640      (4,451)
Net cash (used in) provided by financing activities...     (12,676)     249,773     47,221     (52,825)    (80,759)

COMPARISON OF HISTORICAL CASH FLOWS FOR THE SIX MONTHS ENDED JUNE 30, 1997 AND
  1996

    Net cash provided by operating activities during the first six months of 1997 increased to $92.9 million from $50.6 million in the comparable prior-year period. This increase was due to higher net income, a decrease in accounts receivable and a decrease in inventory offset by a decrease in accounts payable.

    Net cash used in investing activities during the first six months of 1997 was $4.5 million compared with $1.6 million provided in the first six months of 1996. The increase in cash used was due to an increase in capital investments during 1997 and a decrease in proceeds from the sale of property, plant and equipment.

    Net cash used in financing activities during the first six months of 1997 was $80.8 million compared with $52.8 million in the first six months of 1996. This increase was due to the required payment of $23.3 million paid from Excess Cash Flow (as defined in the Credit Agreement) in 1997, compared with $9.0 million in 1996 and the reduction of debt due to lower working capital requirements.

COMPARISON OF HISTORICAL CASH FLOWS FOR THE FISCAL YEAR ENDED DECEMBER 31, 1996
  AND 1995

    Net cash provided by operating activities for 1996 declined to $1.6 million from $26.3 million in 1995. This reduction was due to an increased investment in inventory and a decrease in accrued liabilities offset by higher net income and an increase in accounts payable. The increase in net cash provided by operating activities of $26.3 million in 1995 from $14.1 million in 1994 was primarily the result of the Merger.

    Net cash used in investing activities during 1996 was $49.9 million, compared with $266.3 million in 1995. The decrease is due to the Merger in 1995 offset by the acquisition of Lagasse on October 31, 1996. Also, the Company collected $11.1 million in 1996 from the successful sale of closed facilities and related equipment. The increase in net cash used in investing activities of $266.3 million in 1995 from $0.6 million in 1994 was primarily the result of the Merger.

    Net cash provided by financing activities in 1996 was $47.2 million, compared with $249.8 million in 1995. The decrease was due to the financing of the Merger in 1995 offset by additional borrowings to finance the purchase of Lagasse. The increase in net cash provided by financing activities of $249.8 million in 1995 from net cash used of $12.7 million in 1994 was also primarily the result of the Merger.

INFLATION/DEFLATION AND CHANGING PRICES

    Inflation and deflation can have an impact on the Company's earnings. During inflationary times, the Company generally seeks to increase prices to its customers, thereby creating incremental gross profit resulting from the sale of inventory purchased at lower prices. Alternatively, significant deflation may adversely affect the Company's profitability.

YEAR 2000 MODIFICATIONS

    The Company is currently taking steps to make all necessary modifications to its systems for the year 2000. Anticipated expenses for these modifications are in the range of $4.2 million to $4.7 million and will be incurred during the next two years.

SEASONALITY

    Although the Company's sales are relatively level throughout the year, the Company's sales vary to the extent of seasonal differences in the buying patterns of end users who purchase office products. In particular, the Company's sales are generally higher than average during the months of January through March when many businesses begin operating under new annual budgets.

    The Company experiences seasonality in terms of its working capital needs, with highest requirements in December through February reflecting a build up in inventory prior to and during the peak sales period. The Company believes that its current availability under the Revolving Credit Facility is sufficient to satisfy such seasonal capital needs for the foreseeable future.

                                    BUSINESS

OVERVIEW

    United Stationers is the leading broad line wholesale distributor of business products in North America. The Company offers more than 30,000 SKUs, including traditional office products, office furniture, computer supplies, facilities management supplies and janitorial and sanitation supplies. The Company's customer base is comprised of more than 15,000 reseller customers, including office products dealers, office furniture dealers, office products superstores, mass merchandisers, computer products resellers, mail order companies, and sanitary supply distributors. United Stationers serves its customers through an integrated nationwide network of 41 business products distribution centers and 15 janitorial and sanitation distribution centers. In addition to its broad product offering, the Company provides value-added marketing and logistics services to both manufacturers and resellers. For the 12 months ended June 30, 1997, the Company had net sales of approximately $2.4 billion and operating income of approximately $123.0 million, making it the largest broad line business products wholesaler in North America, with annual sales of more than twice its next largest competitor.

THE BUSINESS PRODUCTS INDUSTRY

    The Company operates in a large and fragmented industry that has been experiencing consolidation (with sales of more than $100 billion in manufacturers' shipments in 1995 based on independent industry sources). The business products industry consists of several different channels by which business products are distributed from the manufacturer to the end user, including resellers buying through wholesalers and resellers purchasing directly from manufacturers. Consolidation has occurred in recent years throughout all levels of the business products industry. As a result of this consolidation, the distinct boundaries that once clearly defined distribution channels have become blurred. Over the last decade, office products superstores (which largely buy directly from manufacturers) have entered virtually every major metropolitan market. Despite the industry consolidation, no single reseller accounted for more than 6% of the Company's net sales in 1996. The business products industry consists principally of wholesalers, business products dealers (including commercial, contract and retail), office products superstores, computer resellers, office furniture dealers, sanitary supply distributors, mail order companies and mass merchandisers, each as described in greater detail below:

    BUSINESS PRODUCTS WHOLESALERS. The wholesale segment of the business products industry consists of national, specialty and regional wholesalers. The Company competes with one other national business products wholesaler on the basis of breadth and depth of product offering, price and the provision of extensive marketing and distribution services for their reseller customers. Specialty office products wholesalers focus on limited product lines such as computer supplies, legal supplies, writing instruments, office furniture and facilities management supplies. Regional office products wholesalers generally offer a broad range of office products and marketing services on a smaller and more limited scale and within a much more limited geographic area than national office products wholesalers.

    BUSINESS PRODUCTS DEALERS. Business products dealers include commercial dealers, contract stationers (e.g., Boise Cascade Office Products, BT Office Products International, Corporate Express, U.S. Office Products) and the contract stationer divisions of national office product superstores (e.g., Staples and Office Depot) and retail dealers. The most significant reseller channel for office products distribution continues to be commercial dealers and contract stationers that serve medium and large-sized business customers through the use of catalogs and sales forces. These resellers typically stock products in distribution centers and deliver them to customers on a next-day basis against orders received electronically, by telephone or fax, or taken by a salesperson while calling on a customer. Major commercial dealers and contract stationers purchase in large quantities directly from manufacturers and rely upon wholesalers for safety stock and certain slower-moving generally higher margin SKUs in order to provide product breadth and offer significant volume-related discounts and a high level of service to their customers.

    Retail office products dealers typically serve small and medium-sized businesses, home offices and individuals. For many years, retail dealers consisted principally of a large number of independent dealers, operating one or a few relatively small stores in a single local area. During the last decade, however, the office products retail market has undergone significant change, including the elimination or consolidation of many retail dealers (including most traditional stationery stores), as a result of the emergence and rapid growth of discount office supply retailers, which are known as superstores. To compete with the lower prices generally offered on commodity products by superstores, many independent retail dealers have joined marketing or buying groups to negotiate on a collective basis directly with manufacturers and wholesalers, or have altered their business strategies to adapt to lower gross margins and reduce their operating expenses.

    OFFICE PRODUCTS SUPERSTORES. Office products superstores (e.g., Office Depot, OfficeMax, Staples) employ a warehouse format, are typically open for business seven days a week, stock a select number of items in inventory (typically in the range of 5,000 to 7,000 products), purchase in volume, typically take delivery at their stores directly from manufacturers and offer many of their products at discounts from manufacturers' suggested list prices. Virtually every major metropolitan area in the United States is now served by at least one, and most by more than one, office products superstore. Office products superstores may also purchase from wholesalers for "fill-in" needs and to fill customer orders from special wholesaler catalogs made available to end users in certain superstores when the superstore does not carry an item. This allows the office products superstores to expand the range of products offered without increasing their inventory levels.

    COMPUTER RESELLERS. Because computer supplies are now widely used in offices, more business products are computer related and, therefore, are sold through computer resellers (e.g., Computer Discount Warehouse, CompUSA). In addition, most computer resellers now offer a limited selection of more traditional office products.

    OFFICE FURNITURE DEALERS. Office furniture is a major product category within the business products industry. Although nearly all broad line office products dealers sell office furniture, approximately 75% of all new office furniture is sold through office furniture dealers.

    SANITARY SUPPLY DISTRIBUTORS. This customer class is now included in the business products industry as wholesalers have expanded their product offerings to include janitorial and sanitation supplies.

    MAIL ORDER COMPANIES. Mail order marketers of office products (e.g., Quill, Reliable Office Products, Viking Office Products) typically serve small and medium-sized business customers and home offices. While their procurement and order fulfillment functions are similar to contract stationers, they rely exclusively on catalogs and other database marketing programs, rather than direct sales forces, to sell their product offerings. Their operations are based upon large, proprietary customer data bases and sophisticated circulation strategies drawn from end-user marketing programs. Mail order companies purchase from both wholesalers and manufacturers.

    MASS MERCHANDISERS. The mass market retailers (e.g., Kmart, Price/Costco, Sears, Target, Wal-Mart Stores/Sam's Club) have recently taken a growing interest in business products. Office supplies is one of many categories of products typically available in these stores. Certain of these retailers rely on wholesalers to fulfill a portion of their customers' orders.

COMPETITIVE STRENGTHS

    During the last several years, the Company has strengthened its competitive position in the business products industry through the following:

    SIGNIFICANT SCALE. As the largest broad line business products wholesaler in North America, the Company qualifies for substantial volume allowances and can realize significant economies of scale. In addition, the Company's size and nationwide service and distribution capabilities enable it to: (i) service the demands of large national, regional, local and individual reseller accounts by offering products from over 500 manufacturers; (ii) seek cost-effective sourcing of products both in North America and internationally; and (iii) mitigate the effect of local or regional economic downturns.

    COST EFFECTIVE OPERATIONS. The Company seeks cost reductions at both the corporate and operating levels in order to improve its efficiency. Examples of such cost reduction efforts include: (i) reduced merchandise procurement and handling costs through higher manufacturers' incentives and better terms; (ii) continued efforts to increase inventory efficiency without lowering order fill rates; (iii) reduced payroll and benefits costs through improved labor allocation and higher productivity; (iv) reduced freight costs through ongoing refinements to delivery systems; (v) increased sourcing of certain products from lower cost sources; (vi) streamlining of work practices and procedures; and
(vii) increased leveraging of fixed costs over an increasing sales base.

    BROAD PRODUCT SELECTION. Stocking over 30,000 SKUs, the Company offers the broadest selection of business products in the industry, providing resellers with one-stop shopping for their business products needs. The Company's size allows it to maintain a broad product selection, thereby enabling its customers to hold less inventory while still providing end users with a high level of service.

    HIGH LEVEL OF CUSTOMER SERVICE. The Company believes that a key component of its success has been its focus on customer service and support. Customer service includes: ease of ordering, rapid access to information, high order fill rates, on-time accurate shipments and value-added management and marketing assistance. The Company's integrated computer information system serves an important role in providing a high level of customer service, as it allows the Company to provide resellers with the ability to manage electronically critical business functions, including order entry, purchasing, pricing, accounts receivable, accounts payable and inventory control. This integrated computer system also is designed, in part, to enable the Company to monitor five key measures of customer satisfaction: order fill rate, order accuracy, inventory accuracy, on-time delivery and accessibility of the Company's personnel to customers. The Company also supports resellers' marketing efforts by designing informative, user-friendly catalogs and other marketing materials.

    The Company continues to introduce additional services, such as its "wrap and label" program that offers resellers the option to receive prepackaged orders customized (and labeled with the reseller's name) to meet the specifications of particular end users. The Company can also drop ship orders directly to end users on behalf of resellers. These services allow resellers to lower their inventory investment and minimize handling costs.

STRATEGY

    United Stationers' strategy is to create value in the supply chain for both resellers and manufacturers. By reducing the overall cost of distribution, the Company believes its role as a wholesaler will continue to grow and that it can achieve above industry average growth rates by:

    CAPTURING A GREATER SHARE OF EXISTING CUSTOMERS' PURCHASES. The Company believes that it has the opportunity to capture a portion of the sales of business products currently sold directly by manufacturers to resellers and end users without wholesaler involvement. The Company estimates that only approximately 20% of business products sales are made through wholesale distributors and that approximately 80% are made directly from manufacturers to resellers. As resellers intensify their focus on asset management and return on investment, the Company believes that they will increasingly rely on the Company's value-added marketing and logistics services to meet end-user requirements for a high and accurate order fill rate on an overnight basis. The Company also believes that the focus by resellers on inventory efficiency leading to de-stocking will continue in the foreseeable future, creating an opportunity to capture a greater percentage of the resellers' purchases. Further, the Company believes that manufacturers support this shift to wholesaler involvement for products that are ordered in less-than-case quantities because of the relatively high handling costs of such orders.

    EXPANDING ITS CUSTOMER BASE. The Company plans to continue to expand its customer base by: (i) maintaining and building its business with commercial dealers and contract stationers (including the contract stationer divisions of national office products superstores) who, through consolidation, have continued to increase in size; (ii) developing additional programs for marketing and buying groups that represent groups of dealers; (iii) continuing to focus on complementary markets, including specialty dealers (e.g., furniture, computer and janitorial and sanitation supply distributors); and (iv) expanding geographically, and including potentially into international markets.

    OFFERING A BROADER LINE OF PRODUCTS AND SERVICES. While United Stationers carries the broadest product line in the industry, it continues to enhance its product and service offerings to meet changing end-user demands. The Company's product line expansion plans include developing its newer product categories, such as office furniture, computer supplies and peripherals, facilities management supplies and janitorial and sanitation supplies and potentially offering new products and services. The Company believes that these product categories will allow it to make additional sales to existing reseller customers and thereby strengthen its position with such resellers as a one-stop shopping experience. Such products also allow the Company to enter into new distribution channels and add new types of resellers beyond broad line office products dealers, thereby expanding its customer base.

    The Company also continues to expand its line of private brand products, including approximately 1,200 products under the Universal-TM- brand name. Private brand products represented approximately 10% of the Company's net sales in 1996. The Company believes its private brand products offer significant benefits both to resellers, by providing an alternative to brand name products that offers similar quality at a moderate price, and to manufacturers, by enabling the manufacturer to increase sales without diluting its brand name pricing structure. To further develop the Universal-TM- brand, the Company operates a trading office in Hong Kong to facilitate the global purchasing of products.

    CAPITALIZING ON CROSS-SELLING OPPORTUNITIES. Historically, the Company has marketed its business products and services primarily to office products resellers, including commercial dealers, contract stationers, retail dealers and office products superstores. As the Company has expanded into new product lines (e.g., janitorial and sanitation supplies), its sales efforts have been focused primarily on traditional distributors of these specialty products. Although the Company will continue to utilize these marketing channels as its primary method of product distribution, the Company believes that its various products and services are complementary and that significant opportunities exist to cross-sell to its existing customer base. It is the Company's goal to become known among its customers not just as an office products distributor, but as a distributor of a broad range of products and services for the office. Management believes that by implementing this strategy, the Company can enhance sales to its existing customer base as resellers purchase a broader selection of products offered by the Company, thereby reducing procurement cost and enhancing reseller profitability.

    INCREASING TECHNOLOGICAL CAPABILITIES AND PARTICIPATING IN ELECTRONIC COMMERCE. The Company intends to continue to invest in systems enhancements as well as customer interfaces to make its systems more user friendly. Increased electronic linkages for transactions with customers and suppliers enable both the Company and its business partners to reduce their costs and execute transactions faster and more accurately. In 1996, approximately 90% of the Company's orders were received electronically. As the Company increases the functionality of its proprietary systems, the Company believes it will be able to garner a growing percentage of its customers' business.

    As the Internet becomes increasingly important as a marketing channel, the Company is positioned to participate in this trend. The Company currently provides resellers with access to its 25,000 SKU general line catalog online through seamless links to its web site. This service allows resellers to place orders electronically with the Company for overnight delivery as well as to provide a hot link on their own web site to the Company's general line catalog for use by end users.

    MAKING STRATEGIC ACQUISITIONS. The Company believes it can enhance its growth by continuing to make strategic acquisitions that would allow the Company to expand its customer base and broaden its product line. This growth strategy has already proved to be successful for the Company with the acquisition of Lagasse in 1996. Potential areas for acquisition include existing product categories in which the Company now operates (such as, office furniture, computer supplies and peripherals, facilities management supplies and janitorial and sanitation supplies). The Company also would consider acquisition opportunities in new areas that allow it to create additional value for its customers and end users.

PRODUCTS

    The Company's current product offerings, comprised of more than 30,000 SKUs, may be divided into five primary categories:

    TRADITIONAL OFFICE PRODUCTS. The Company's core business continues to be traditional office products, which includes both brand-name products and the Company's private brand products. Traditional office products include writing instruments, paper products, organizers and calendars and various office accessories. The Company's traditional office product offerings are quite deep, including, for example, more than 1,000 different SKUs of ring binders and 800 types of file folders.

    COMPUTERS AND RELATED SUPPLIES. The Company offers computer supplies, peripherals and hardware with major brand names to computer resellers and office products dealers. These products constituted approximately 24% of the Company's 1996 net sales.

    OFFICE FURNITURE. The Company's sale of office furniture such as leather chairs, wooden and steel desks and computer furniture has enabled it to become the nation's largest office furniture wholesaler, with the Company currently offering nearly 3,000 furniture items from 70 different manufacturers. Office furniture constituted approximately 14% of the Company's 1996 net sales. The Company's "Pro-Image" consulting program enables resellers with no previous expertise to provide high-end furniture and office design services to end users. The Company offers national delivery and product "set-up" capabilities to support office products dealers as well as to attract new furniture dealers.

    JANITORIAL AND SANITATION SUPPLIES. The Company's dedicated marketing effort for janitorial and sanitation supplies was created in 1993 with the development of United Facility Supply. In October 1996, the Company acquired Lagasse, the largest pure wholesaler of janitorial and sanitation supplies in North America. The Company currently distributes these products through 15 Lagasse distribution centers.

    OTHER PRODUCTS. The Company's newest product categories encompass facilities management supplies, specialty mailroom and warehouse items, kitchen and cafeteria items, first aid products and ergonomic products designed to enhance worker productivity, comfort and safety. Another one of the Company's niche markets is business presentation products, including audio visual equipment, flip charts and dry erase boards. Additionally, the Company offers its "Signature Image" program, which provides resellers with access into the advertising specialties market (such as imprinted and logo items).

PURCHASING AND MERCHANDISING

    As the largest business products wholesaler in North America, the Company qualifies for substantial volume allowances and can realize significant economies of scale. The Company obtains products from over 500 manufacturers, for many of whom the Company believes it is a significant customer. In 1996, no supplier accounted for more than 15% of the Company's aggregate purchases. As a centralized corporate function, the Company's merchandising department interviews and selects suppliers and products for inclusion in the catalogs. Selection is based upon end-user acceptance and demand for the product and the manufacturer's total service, price and product quality offering.

CUSTOMERS

    The Company sells principally to resellers of office products, consisting primarily of commercial dealers and contract stationers, retail dealers, superstores, mail order companies and mass merchandisers. In addition, the Company sells to office furniture dealers, computer resellers and janitorial and sanitary supply distributors. No single reseller accounted for more than 6% of the Company's net sales in 1996.

    Commercial dealers and contract stationers are the most significant reseller channel for office products distribution and typically serve large businesses, institutions and government agencies. Through industry consolidation, the number of such dealers has decreased, with the remaining dealers growing larger. As a result, net sales to these commercial dealers and contract stationers as a group have grown rapidly.

    The number of retail dealers has been declining for some time as the result of individual retail dealers' inability to compete successfully with the growing number of superstores and, more recently, as a result of dealerships being acquired and brought under an umbrella of common ownership. To adapt to this highly competitive environment, many retail dealers, commercial dealers and contract stationers have joined marketing or buying groups in order to increase purchasing leverage. The Company believes it is the leading wholesale source for many of these groups, providing not only merchandise but also special programs that enable these dealers to take advantage of their combined purchasing power.

    While the Company maintains and builds its business with commercial dealers, contract stationers (including the contract stationer divisions of national office product superstores) and retail dealers, it has also initiated relationships with most major office products superstore chains. In addition, the Company supplies inventory and other fulfillment services to the retail operations of certain superstores, including their direct-to-business delivery programs and to non-stocking resellers.

MARKETING AND CUSTOMER SUPPORT

    The Company concentrates its marketing efforts on providing value-added services to resellers. The Company distributes products that are generally available at similar prices from multiple sources, and most of its customers purchase their products from more than one source. As a result, the Company seeks to differentiate itself from its competitors through a broader product offering, a higher degree of product availability, a variety of high quality customer services and prompt distribution capabilities. In addition to emphasizing its broad product line, extensive inventory, computer integration and national distribution capabilities, the Company's marketing programs have relied upon two additional major components. First, the Company produces an extensive array of catalogs for commercial dealers, contract stationers and retail dealers that are usually custom imprinted with each reseller's name and sold to these resellers who, in turn, distribute the catalogs to their customers. Second, the Company provides its resellers with a variety of dealer support and marketing services, including business management systems, promotional programs and pricing services. These services are designed to aid the reseller in differentiating itself from its competitors by addressing the steps in the end-user's procurement process.

    Substantially all of the Company's 30,000 SKUs are sold through its comprehensive general line catalogs, promotional pieces and specialty catalogs for the office products, office furniture, facilities management supplies and other specialty markets. The Company produces the following annual catalogs:
General Line Catalog; Office Furniture Catalog featuring furniture and accessories; Universal Catalog promoting the Company's private-brand merchandise; Computer Products Catalog offering hardware, supplies, accessories and furniture; Facilities and Maintenance Supplies Catalog featuring janitorial, maintenance, food service, warehouse, mailroom supplies and products and supplies used for meetings and presentations; and the Lagasse Catalog offering janitorial and sanitation supplies. In addition, the

Company produces the following quarterly promotional catalogs: Action 2000, featuring over 1,000 high-volume commodity items, and Computer Concepts, featuring computer supplies, peripherals, accessories and furniture. The Company also produces separate quarterly flyers covering general office supplies, office furniture and Universal-TM- products. The majority of the expenses related to the production of such catalogs is borne by the Company's suppliers. Because commercial dealers, contract stationers and retail dealers typically distribute only one wholesaler's catalogs in order to streamline and concentrate order entry, the Company attempts to maximize the distribution of its catalogs by offering advertising credits to resellers, which can be used to offset the cost of catalogs. Also, the Company offers an electronic catalog available on CD-ROM and through the Company's web site.

    The Company also offers to its resellers a variety of electronic order entry systems and business management and marketing programs that enhance the resellers' ability to manage their businesses profitably. For instance, the Company maintains electronic data interchange systems that link the Company to selected resellers and interactive order systems that link the Company to selected resellers and such resellers to the ultimate end user. In addition, the Company's electronic order entry systems allow the reseller to forward its customers' orders directly to the Company, resulting in the delivery of pre-sold products to the reseller or directly to its customers. The Company estimates that in 1996, it received approximately 90% of its orders electronically.

    To assist its resellers with pricing, the Company offers a matrix pricing software program. Traditionally, many resellers have priced products on a discount from the manufacturer's suggested retail price, but recently pricing has shifted toward a net pricing approach, whereby the reseller sells certain products at significant discounts, assuming that it can recapture the discounts through the sale of other higher margin products. The Company's matrix pricing program provides resellers with a resource to assist them in identifying the optimum pricing mix between high and low margin items and, as a result, enables resellers to manage their gross margins.

    In addition to marketing its products and services through the use of its catalogs, the Company employs a sales force of approximately 150 salespersons. The sales force is responsible for sales and service to resellers with which the Company has an existing relationship, as well as for establishing new relationships with additional resellers. The Company supplements the efforts of its sales force through telemarketing.

PRODUCT DISTRIBUTION AND DELIVERY SYSTEMS

    The Company has a network of 41 business products regional distribution centers located in 37 metropolitan areas in 25 states in the United States, most of which carry the Company's full line of inventory. The Company also maintains 15 Lagasse distribution centers that carry a full line of janitorial and sanitation supplies. The Company supplements its regional distribution centers with 24 local distribution points throughout the United States that serve as reshipment points for orders filled at the regional distribution centers. The Company utilizes more than 350 trucks, substantially all of which are contracted for by the Company, to enable direct delivery from the regional distribution centers and local distribution points to resellers.

    The Company's distribution capabilities are aided by its proprietary, computer-driven inventory locator system. If a reseller places an order for an item that is out of stock at the Company location which usually serves the particular reseller, the Company's system will automatically search for the item at alternative distribution centers. If the item is available at an alternative location, the system will automatically forward the order to that alternate location, which will then coordinate shipping with the primary facility and, for the majority of resellers, provide a single on-time delivery. The system effectively provides the Company with added inventory support that enables it to provide higher service levels to the reseller, to reduce back orders and to minimize time spent searching for merchandise substitutes, all of which contribute to the Company's high order fill rate and efficient levels of inventory balances. See "Risk Factors--Potential Service Interruptions."

    Another service offered by the Company to resellers is its "wrap and label" program, that offers resellers the option to receive prepackaged orders customized to meet the specifications of particular end users. For example, when a reseller receives orders from a number of separate end users, the Company can group and wrap the items separately by end user so that the reseller need only deliver the package. The "wrap and label" program is attractive to resellers because it eliminates the need to break down case shipments and to repackage the orders before delivering them to the end user. The Company also can ship orders directly to end users on behalf of resellers.

TECHNOLOGY

    The Company believes its management information systems, telecommunications network and warehouse automation system, along with its participation in electronic commerce are integral to the Company's success and have enabled the Company to achieve one of the lowest cost structures and highest levels of service in the industry.

    The Company operates one of the few fully integrated management information systems in the industry. Order entry, fulfillment and billing, along with inventory replenishment and accounts payable disbursement, are all automated. The Company's management information systems are designed to process over 600,000 customer orders per day, supporting relatively short order-to-delivery time windows. Management believes speed and accuracy are important in the highly competitive business products industry. Over 90% of the orders received from the Company's customers are electronic orders and over 85% of the Company's purchase orders to its 500 suppliers are transmitted electronically.

    The Company also employs a sophisticated warehouse automation system. In certain locations, computerized conveyor systems, carousels and bar-code scanning are utilized to increase efficiency and quality. The Company continuously enhances its warehousing operations through the use of technology to meet the changing business environment and customer and consumer requirements.

    The Company believes electronic commerce conducted over the Internet will grow in importance in the future and has invested in developing its own interactive web site (www.unitedstationers.com), an Intranet and software products available to its reseller customers. Electronic product catalogs are available both over the Internet and in CD-ROM versions.

    Management plans to continue to invest in technology to improve quality, reliability and cost-effective operations. The Company believes its systems are sufficient to meet its current needs and estimates it will spend $2.0 million in computer-related capital improvements in 1997.

COMPETITION

    The Company competes with office products manufacturers and with other national, regional and specialty wholesalers of office products, office furniture, computers and related items. Competition between the Company and manufacturers is based primarily upon net pricing, minimum order quantity and product availability. Although manufacturers may provide lower prices to resellers than the Company does, the Company's marketing and catalog programs, combined with speed of delivery and its ability to offer resellers a broad line of business products from multiple manufacturers on a "one-stop shop" basis and with lower minimum order quantities, are important factors in enabling the Company to compete effectively. See "--Marketing and Customer Support" and "--Product Distribution and Delivery Systems." Manufacturers typically sell their products through a variety of distribution channels, including wholesalers and resellers.

    Competition among the Company and other wholesalers is based primarily on breadth of product lines, availability of products, speed of delivery to resellers, order fill rates, net pricing to resellers and the quality of its marketing and other services. The Company believes it is competitive in each of these areas. Most wholesale distributors of office products conduct operations regionally and locally, sometimes with limited product lines such as writing instruments or computer products. Only one other national wholesaler carries a general line of office products.

    Increased competition in the office products industry, together with increased advertising, has heightened price awareness among end users. As a result, purchasers of commodity type office products have become extremely price sensitive, and therefore, the Company has increased its efforts to market to resellers the continuing advantages of its competitive strengths (as compared to those of manufacturers and other wholesalers).

EMPLOYEES

    As of June 30, 1997, the Company employed approximately 5,000 persons.

    The Company considers its relations with employees to be good. Approximately 900 of the shipping, warehouse and maintenance employees at certain of the Chicago, Detroit, Philadelphia, Baltimore, Los Angeles, Minneapolis and New York City facilities are covered by collective bargaining agreements. The agreements expire at various times during the next three years. The Company has not experienced any work stoppages during the past five years. See "Risk Factors--Potential Service Interruptions."

LEGAL PROCEEDINGS

    Although the Company is involved in legal proceedings arising in the ordinary course of its business, the Company is not involved in any legal proceeding that it believes will result, individually or in the aggregate, in a material adverse effect upon the financial condition or results of operations of the Company.

TRADEMARKS

    The trade names United Stationers, Micro United, Universal, United Facility Supply, and others, are actively used and are significant to the Company's business. Certain of the Company's trademarks have been federally registered with the United States Patent and Trademark Office.

PROPERTIES

    The Company considers its properties to be suitable and adequate for their intended uses. These properties consist of the following:

    EXECUTIVE OFFICES. The Company owns its office facility in Des Plaines, Illinois which has approximately 135,800 square feet of office and storage space. In September 1993, approximately 47,000 square feet of office space located in Mount Prospect, Illinois was leased by the Company. This lease expires in 1999, with an option to renew for two consecutive three-year terms.

    DISTRIBUTION CENTERS. The Company presently has more than 7.5 million square feet of warehouse space in 41 business products distribution centers and 15 Lagasse distribution centers. The Company also operates 24 local distribution points. The following table sets forth information regarding the principal leased and owned distribution centers:

                                                                              APPROX. SQUARE FEET
                                                            METROPOLITAN      --------------------
STATE                                      CITY             AREA SERVED         OWNED     LEASED
----------------------------------  ------------------  --------------------  ---------  ---------
Arizona...........................  Tempe               Phoenix                  --        110,000
California........................  Bell                Los Angeles              --         24,960
                                    City of
                                    Industry(1)         Los Angeles             344,487    125,000
                                    Sacramento(1)       Sacramento               --        119,260
                                    Sacramento          Sacramento               --        263,000
                                    Union City          San Francisco            --         25,986
Colorado..........................  Denver              Denver                  104,244     --
                                    Denver              Denver                   --        134,893
Florida...........................  Dania               Miami                    --         22,564
                                    Jacksonville(1)     Jacksonville             95,500     --
                                    Tampa               Tampa                   128,000     --
                                    Tampa               Tampa                    --         30,000
                                    Ft. Lauderdale      Miami                    --        151,500
Georgia...........................  Atlanta             Atlanta                  --         30,800
                                    Norcross            Atlanta                 372,000     --
Illinois..........................  Carol Stream        Chicago                  --        139,444
                                    Forest Park         Chicago                 222,280     81,000
                                    Forest Park         Chicago                  --         24,000
                                    Glendale Heights    Chicago                  --         50,533
                                    Greenville          St. Louis               210,000     --
Indiana...........................  Indianapolis        Indianapolis            128,000     --
                                    Indianapolis        Indianapolis             --         34,039
Louisiana.........................  Harahan             New Orleans              --        104,885
                                    Harahan(1)          New Orleans              --         82,650
                                                        Baltimore/Wash.,
Maryland..........................  Harmans             D.C.                    323,980     45,000
Massachusetts.....................  Woburn              Boston                  309,000     --
Michigan..........................  Livonia             Detroit                 229,700     33,500
Minnesota.........................  Brooklyn Park       Minneapolis/St. Paul    127,480     --
                                    Eagan               Minneapolis/St. Paul    210,468     --
Missouri..........................  Kansas City         Kansas City              --         95,205
New Jersey........................  Edison              New York                257,579    133,177
                                    Edison              New York                 --         44,855
                                    Pennsauken          Philadelphia            231,000     25,316
New York..........................  Coxsackie           Albany                  256,000     --
North Carolina....................  Charlotte           Charlotte                --         24,800
                                    Charlotte           Charlotte               104,000     55,663
Ohio..............................  Cincinnati          Cincinnati              108,778     --
                                    Columbus            Columbus                 --        171,665
                                    Twinsburg           Cleveland               206,136     --
                                    Valley View         Cleveland                --         28,000
Oklahoma..........................  Tulsa               Tulsa                    52,600     22,500
Oregon............................  Portland            Portland                 --         91,603
Pennsylvania......................  Pittsburgh          Pittsburgh               --         84,176
Tennessee.........................  Memphis             Memphis                  --         78,286
                                    Nashville           Nashville                --         66,000
                                    Nashville           Nashville                --         59,250
Texas.............................  Dallas(1)           Dallas/Fort Worth       223,230    159,864
                                    Dallas              Dallas                   --         72,000
                                    Houston             Houston                  --        143,859
                                    Houston             Houston                  --         24,600
                                    Houston             Houston                  --         23,600
                                    Lubbock             Lubbock                  --         58,725
                                    San Antonio         San Antonio              --         63,098
                                    San Antonio         San Antonio              --         31,750
Utah..............................  Salt Lake City      Salt Lake City           --         89,324
Washington........................  Kent                Seattle                  --         24,000
                                    Tukwila             Seattle                  --        144,031
Wisconsin.........................  Milwaukee           Milwaukee                67,300     --

------------------------------
       (1) A portion of such property is subleased to a third party.

    All property rights of the Company are pledged to secure its obligations under the Credit Agreement. See "Description of Indebtedness--Credit Facilities."

                                   MANAGEMENT

DIRECTORS AND EXECUTIVE OFFICERS

    Set forth below is certain information with respect to those individuals who are currently serving as members of the Board of Directors or as executive officers of the Company.

NAME                               AGE                                        POSITION
-----------------------------      ---      -----------------------------------------------------------------------------
Frederick B. Hegi, Jr........          53   Chairman of the Board
Randall W. Larrimore.........          50   Director, President and Chief Executive Officer
Daniel H. Bushell............          45   Executive Vice President, Chief Financial Officer and
                                              Assistant Secretary
Michael D. Rowsey............          44   Director and Executive Vice President
Steven R. Schwarz............          43   Executive Vice President
Kathleen S. Dvorak...........          41   Vice President, Investor Relations
Otis H. Halleen..............          63   Vice President, Secretary and General Counsel
Mark J. Hampton..............          44   Vice President, Marketing
James A. Pribel..............          44   Treasurer
Albert H. Shaw...............          47   Vice President, Operations
Ergin Uskup..................          60   Vice President, Management Information Systems and
                                              Chief Information Officer
Gary G. Miller...............          47   Director
Daniel J. Good...............          57   Director
James A. Johnson.............          43   Director
Joel D. Spungin..............          59   Director

    Set forth below is a description of the backgrounds of the directors and executive officers of the Company. There is no family relationship between any director or executive officer of the Company. Officers of the Company are elected by the Board of Directors and hold office until their respective successors are duly elected and qualified.

    FREDERICK B. HEGI, JR. was elected to the Board of Directors upon consummation of the Merger and served as Chairman, interim President and Chief Executive Officer upon the resignation of Thomas W. Sturgess in November 1996 and until Randall Larrimore became President and Chief Executive Officer in May 1997. Prior to the Merger, he had been a director of Associated since 1992. Mr. Hegi is a general partner of various Wingate entities, including the indirect general partner of each of Wingate Partners and Wingate II. Since May 1982, Mr. Hegi has served as President of Valley View Capital Corporation, a private investment firm. Mr. Hegi also currently serves as Chairman of the Executive Committee of the Board of Loomis, Fargo & Co., an armored car service company; Chairman of Tahoka First Bancorp, Inc., a bank holding company; and Chairman of Cedar Creek Bancshares, Inc., a bank holding company. Additionally, he is a director of Lone Star Technologies, Inc., a diversified company engaged in the manufacture of tubular products; ITCO Tire Company, the largest independent wholesaler of replacement tires in the U.S.; and Cattle Resources, Inc., a manufacturer of animal feeds and operator of commercial cattle feedlots.

    RANDALL W. LARRIMORE was elected to the Board of Directors and became President and Chief Executive Officer of the Company on May 23, 1997. From February 1988 to May 1997, Mr. Larrimore had been President and Chief Executive Officer of MasterBrand Industries, Inc., a manufacturer of leading brands including Master Lock padlocks and Moen faucets, and a subsidiary of Fortune Brands (formerly American Brands). Prior to that time, Mr. Larrimore was President and Chief Executive Officer of Twentieth Century Companies, a manufacturer of plumbing repair parts and a division of Beatrice Foods. Prior thereto he was Vice President of Marketing for Beatrice Home Specialties, the operating parent of Twentieth Century. Fortune Brands acquired Twentieth Century Companies and other Beatrice divisions and subsidiaries in 1988. Before joining Beatrice in 1983, Mr. Larrimore was with Richardson-Vicks, McKinsey & Company and then with PepsiCo International.

    DANIEL H. BUSHELL became Executive Vice President and Chief Financial Officer of the Company upon consummation of the Merger. Mr. Bushell has served as Assistant Secretary of the Company since January 1996, and served as Secretary of the Company from June 1995 through such date. Mr. Bushell also served as Assistant Secretary of the Company from the consummation of the Merger until June 1995. Prior thereto, Mr. Bushell had been Chief Administrative and Chief Financial Officer of Associated and ASI since January 1992. From 1978 to January 1992, Mr. Bushell served in various capacities with ACE Hardware Corporation, most recently as Vice President of Finance.

    MICHAEL D. ROWSEY was elected to the Board of Directors upon consummation of the Merger and became Executive Vice President of the Company upon consummation of the Merger with primary responsibility for field operations. Prior to the Merger, Mr. Rowsey had been a director of Associated since 1992 and President and Chief Operating Officer of Associated since January 1992. From 1979 to January 1992, Mr. Rowsey served in various capacities with Boise Cascade Office Products, most recently as the North Regional Manager.

    STEVEN R. SCHWARZ became Executive Vice President of the Company upon consummation of the Merger with primary responsibility for marketing and merchandising. Prior thereto, he was Senior Vice President, Marketing of United since June 1992 and had previously been Senior Vice President, General Manager, Micro United since 1990 and Vice President, General Manager, Micro United since September 1989. He had held a staff position in the same capacity since February 1987.

    KATHLEEN S. DVORAK became Vice President, Investor Relations in July 1997. Ms. Dvorak began her career at United in 1982 and has held various positions with increasing responsibility within the investor relations function. Most recently, she was Director of Investor Relations of the Company.

    OTIS H. HALLEEN became Vice President, Secretary and General Counsel of the Company as of January 30, 1996. Since November 1, 1995 he has served as Vice President, Secretary and General Counsel at USSC. From 1986 through March 1995 he had been Vice President, Secretary and General Counsel of United.

    MARK J. HAMPTON has served as Vice President of Marketing since September 1994. Mr. Hampton began his United career in 1980 and held various positions in the sales and marketing area. In 1991, Mr. Hampton left United to pursue an opportunity to work in the dealer community and was the primary architect in developing a successful national buying and marketing group. After rejoining the Company in September 1992, he was made a Regional Vice President in charge of the Midwest Region and then Vice President and General Manager of Micro United.

    JAMES A. PRIBEL became Treasurer of the Company upon consummation of the Merger. Prior thereto he was Treasurer of United since 1992. Mr. Pribel previously had been Assistant Treasurer of USSC since 1984 and had served in various positions since joining USSC in 1978.

    ALBERT H. SHAW became Vice President, Operations of the Company shortly after consummation of the Merger. Prior thereto, he was Vice President, Midwest Region of USSC since March 1994. He had been a Vice President of USSC since 1992 and prior to that had served in various management positions since joining USSC in 1974.

    ERGIN USKUP became Vice President, Management Information Systems and Chief Information Officer of the Company upon consummation of the Merger. Prior thereto, he was Vice President, Management Information Systems and Chief Information Officer of United since February 1994, and since 1987 had been Vice President, Corporate Information Services for Baxter International Inc., a global manufacturer and distributor of health care products.

    GARY G. MILLER was elected to the Board of Directors upon consummation of the Merger. Mr. Miller served as Vice President and Secretary of the Company from consummation of the Merger until June 27, 1995, and Assistant Secretary of the Company from June 27, 1995 to May 8, 1996. Prior thereto, Mr. Miller had been a director of Associated since 1992 and Vice President and Secretary of Associated since January 1992. Mr. Miller also currently serves as President of Cumberland, a private investment firm which is located in Fort Worth, Texas. In addition, from 1977 to December 1993, Mr. Miller served as Executive Vice President, Chief Financial Officer and a director of AFG Industries, Inc., and its parent company, Clarity Holdings Corp. He is Chairman of the Board of both CFData Corp., a nationwide provider of check collection and check verification services, and Fore Star Golf, Inc., which was formed in 1993 to own and operate golf course facilities.

    DANIEL J. GOOD was elected to the Board of Directors upon consummation of the Merger. Prior to the Merger, he had been a director of Associated since 1992. Mr. Good is Chairman of Good Capital Co., Inc. ("Good Capital"), an investment firm in Lake Forest, Illinois. Until June 1995, Mr. Good was Vice Chairman of Golden Cat Corp., the largest producer of cat litter in the United States, and prior thereto he was Managing Director of Merchant Banking for Shearson Lehman Bros. and President of A.G. Becker Paribas, Inc. Mr. Good serves as a director of Supercuts, Inc.

    JAMES A. JOHNSON was elected to the Board of Directors upon consummation of the Merger. Prior to the Merger, he had been a director of Associated since 1992. Mr. Johnson is a general partner of various Wingate entities, including the indirect general partner of Wingate II. From 1980 until he joined Wingate Partners in 1990, Mr. Johnson served as a Principal of Booz-Allen & Hamilton, an international management consulting firm. Mr. Johnson currently serves as a director of Century Products Company, a manufacturer and distributor of baby seats and other juvenile products.

    JOEL D. SPUNGIN has served as a member of the Board of Directors since 1972 and prior to the consummation of the Merger was Chairman of the Board of Directors and Chief Executive Officer of United since August 1988. From October 1989 until April 1991, he was also President of United. Prior to that, since March 1987, Mr. Spungin was Vice Chairman of the Board and Chief Executive Officer of United. Previously, since August 1981, Mr. Spungin was President and Chief Operating Officer of United. He also serves as a general partner of DMS Enterprises, L.P., a management advisory and investment partnership, and as a director of AAR Corp., an aviation and aerospace company, and Home Products International, Inc., a manufacturer of home improvement products.

COMPOSITION OF THE BOARD OF DIRECTORS

    The Charter provides that the Board of Directors shall be divided into three classes, each class as nearly equal in number as possible, and each term consisting of three years. The directors currently in each class are as follows:
Class I (having terms expiring in 1999)--Messrs. Good and Johnson; Class II (having terms expiring in 2000)--Messrs. Hegi, Miller and Rowsey; and Class III (having terms expiring in 1998)-- Messrs. Larrimore and Spungin. See "Description of Capital Stock--Special Provisions of the Charter and Bylaws--Classified Board of Directors."

    Effective in August 1997, James T. Callier, Jr. and Jeffrey K. Hewson resigned as directors of the Company. In an effort to add to the collective experience and knowledge of the Company's Board of Directors, the Nominating Committee of the Board of Directors of the Company is currently in the process of identifying two new candidates to replace Messrs. Callier and Hewson on the Board of Directors following completion of the Offering. Although members of the current Board have had preliminary discussions with certain individuals that they believe could add valuable insight and experience to the Board, no formal invitations or nominations have been made and the Company is unable to predict when any new members would be selected.

    Following the termination of certain Management Agreements, the Compensation Committee of the Board of Directors expects to pay annual directors' fees to the non-employee directors of the Company, including Messrs. Hegi, Johnson, Miller and Good.

                              CERTAIN TRANSACTIONS

VOTING TRUST

    As of October 6, 1997, approximately 72.9% of the outstanding shares of Common Stock were held in a voting trust (the "Voting Trust") pursuant to a Voting Trust Agreement dated as of January 31, 1992. Messrs. Rowsey, Miller, Good, Hegi and Johnson were elected to the Board of Directors pursuant to the Voting Trust. The Voting Trust will terminate upon consummation of the Offering.

WARRANTS

    In connection with the Merger, the Company assumed certain Lender Warrants and Preferred B Warrants that had been issued by Associated in connection with the Associated Transaction in 1992. The Lender Warrants currently allow the holders thereof to acquire an aggregate of 1,053,988 shares of Common Stock (or, at such holder's option, shares of Nonvoting Common Stock) at an exercise price of $0.10 per share. The Preferred B Warrants currently allow the holders thereof to acquire an aggregate of 182,189 shares of Common Stock at an exercise price of approximately $0.15 per share. Pursuant to a registration rights agreement (as amended, the "Lender Registration Rights Agreement"), the holders of the Lender Warrants have certain rights with respect to registration under the Securities Act of the shares of Common Stock (or Nonvoting Common Stock) issuable upon the exercise of such Lender Warrants. In October 1995, the Company effected a shelf registration under the Securities Act of all shares of Common Stock issuable upon exercise of the Lender Warrants. See "Description of Capital Stock--Lender Warrants" and "--Preferred B Warrants." Certain Selling Stockholders will be selling Warrants to the Underwriters in connection with the Offering representing an aggregate of 1,117,002 shares of Common Stock. See "Principal and Selling Stockholders" and "Underwriting."

REGISTRATION RIGHTS AGREEMENT

    In connection with the Associated Transaction, Associated entered into a registration rights agreement (the "Stockholders' Registration Rights Agreement") with Wingate Partners, Cumberland, ASI Partners, L.P., Good Capital and certain other holders of Associated common stock (including Mr. Rowsey), pursuant to which it granted to such stockholders certain rights with respect to registration under the Securities Act of shares of Associated common stock held by them. The Company assumed the obligation of Associated under the Stockholders' Registration Rights Agreement in connection with the Merger, and such agreement has been amended accordingly. Under the amended agreement, a holder of 20% of the shares of Common Stock subject to the Stockholders' Registration Rights Agreement can, in certain circumstances, require the Company to effect up to three short-form and two long-form registrations of all or part of such holder's shares of Common Stock. The Company is not required to honor any request to register shares of Common Stock if the request is less than 300 days following the effective date of any previous registration statement filed in connection with any such request.

MANAGEMENT AGREEMENTS

    Pursuant to certain Investment Banking Fee and Management Agreements (collectively, the "Management Agreements") assumed by the Company in the Merger, the Company paid to each of Wingate Partners, Cumberland and Good Capital aggregate fees of $2.3 million, $100,000, and $100,000, respectively, upon the consummation of the Merger. In addition, the Company has paid annual fees for monitoring and oversight services provided by such parties pursuant to the Management Agreements as follows: (i) Wingate Partners received annual fees in the amount of $725,000, $603,000 and $350,000 pursuant to its agreement in each of the fiscal years ended 1996, 1995 and 1994, respectively; (ii) Cumberland received annual fees in the amount of $137,500, $129,000 and $75,000 pursuant to its agreement in each of the fiscal years ended 1996, 1995 and 1994, respectively; and (iii) Good Capital received annual fees in the amount of $137,500, $129,000 and $75,000 pursuant to its Agreement in each of the fiscal years ended 1996, 1995 and 1994, respectively. In addition, pursuant to the Management Agreements, each of Wingate Partners, Cumberland and Good Capital is entitled to reimbursement for its reasonable out-of-pocket expenses and the Company has agreed to indemnify each of them and their respective affiliates for any losses in connection with the provision of their services under the Management Agreements.

    It is currently anticipated that the Management Agreements will be terminated in exchange for one-time payments of approximately $2.4 million, $400,000 and $400,000 to Wingate Partners, Cumberland and Good Capital, respectively. The Company expects to recognize a one-time nonrecurring charge during the fourth quarter of 1997 of approximately $3.3 million ($2.0 million net of tax benefit of $1.3 million) or approximately $0.12 per share in connection with the termination and buy-out of such Management Agreements. See "Prospectus Summary--Anticipated Nonrecurring Charges."

CERTAIN INTERESTS OF CHASE

    Chase Securities Inc. ("Chase Securities"), served as the initial purchaser of the Notes and received a discount in the amount of $4.5 million in connection with that transaction. As a result of the sale of the Notes, CMIH, an affiliate of Chase Securities, beneficially owns (as of October 6, 1997) approximately 9.6% of the shares of Common Stock outstanding as a result of its ownership of
(i) the Lender Warrants received in connection with the Associated Transaction that entitle CMIH to purchase 476,067 shares of Common Stock for $0.10 per share, and (ii) 758,994 shares of Nonvoting Common Stock purchased and received in connection with the Merger and sale of the Notes. CMIH intends to sell certain of its Lender Warrants and convert certain shares of Nonvoting Common Stock into shares of Common Stock for sale in connection with the Offering. See "Principal and Selling Stockholders" and "Underwriting."

    Chase Securities served as financial advisor to Associated in connection with the Merger. The Chase Manhattan Bank ("Chase Bank") is the agent and a lender under the Credit Agreement. In addition, in connection with the Tender Offer, Chase Securities served as dealer manager and Chase Bank served as depository for tendered shares of Common Stock. A substantial portion of the net proceeds from the sale of the Notes was used to repay a subordinated bridge facility arranged by an affiliate of Chase Bank in connection with the Merger and a portion of the remainder was used to prepay loans under the Term Loan Facilities. In all such capacities, Chase Bank and its affiliates received an aggregate of approximately $23.3 million in fees (although certain of such fees were shared with other members of the lending groups) and had certain of their expenses reimbursed. Chase Securities is also serving as one of the Underwriters of this Offering and will receive compensation in that capacity. See "Underwriting."

INTERESTS OF CERTAIN PERSONS IN THE OFFERING

    Wingate will receive an aggregate of $56.2 million ($63.7 million if the Underwriters' over-allotment option is exercised in full) of the $101.1 million ($122.7 million if the Underwriters' over-allotment option is exercised in full) in aggregate net proceeds to be received by the Selling Stockholders as a result of the Offering. Mr. Hegi, the Company's Chairman, serves as a general partner of various Wingate entities, including the indirect general partner of each of Wingate Partners and Wingate II and a general partner of Wingate Affiliates and Wingate Affiliates II. In addition, several other Selling Stockholders presently serve as directors and/or executive officers of the Company or formerly served as directors or executive officers of Associated. See "Principal and Selling Stockholders." The Company will pay all expenses of the Offering, including those attributable to the Selling Stockholders (excluding underwriting discounts and commissions relating to shares of Common Stock and Warrants to be sold by the Selling Stockholders).

REDEMPTION OF SERIES A PREFERRED STOCK

    As a result of the Company's redemption of all of its outstanding Series A Preferred Stock effected on September 2, 1997, Wingate and ASI Partners, L.P. received approximately $5.4 million and $2.1 million, respectively, in aggregate proceeds. In addition, Mr. Rowsey, Executive Vice President and a director of the Company, and Mr. Johnson, a director of the Company, received $92,166 and $25,854, respectively, in aggregate proceeds from such redemption.

OPTION AND RESTRICTED STOCK AWARDS

    Effective May 23, 1997, the Company granted to Mr. Larrimore, the Company's President and Chief Executive Officer, options to purchase an aggregate of 250,000 shares of Common Stock at an exercise price of $21.625 per share, the fair market value of the Common Stock on the date of such grant. The grant of certain of such options is subject to the approval of an amendment to the Company's Management Equity Plan, for which the Company is currently seeking the consent of the holders of the requisite number of shares of Common Stock as described below. Options to purchase 150,000 of such shares vest in five equal annual installments, beginning on the first anniversary of the date of grant, and terminate on May 23, 2007 or earlier in the event of the termination of Mr. Larrimore's employment. The options to purchase the remaining 100,000 of such shares vest in five equal annual installments, beginning on the first anniversary of the date of the grant, but only after the price of the Common Stock has been equal to or greater than $40.00 per share for at least 80 of 100 consecutive trading days since the date of the grant (otherwise such options become exercisable on December 31, 2006), and also terminate on May 23, 2007 or earlier in the event of the termination of Mr. Larrimore's employment.

    In connection with the Associated Transaction in 1992 and the Merger in 1995, the Company has granted Merger Incentive Options to acquire approximately
2.6 million shares of Common Stock to certain members of management at exercise prices currently ranging from $1.45 to $16.25 per share. Of such Merger Incentive Options, the Company has granted to Messrs. Rowsey and Bushell Merger Incentive Options exercisable for an aggregate of (i) 94,506 and 89,199 shares, respectively, at an exercise price of $1.45 per share; (ii) 15,000 and 15,000 shares, respectively, at an exercise price of $5.12 per share; and (iii) 105,000 and 105,000 shares, respectively, at an exercise price of $12.50 per share (subject to quarterly increases until the occurrence of a Vesting Event). The Company has also granted Merger Incentive Options to Messrs. Schwarz and Uskup exercisable for an aggregate of (i) 15,000 and 7,500 shares, respectively, at an exercise price of $5.12 per share and (ii) 105,000 and 52,500 shares, respectively, at an exercise price of $12.50 per share (subject to quarterly increases until the occurrence of a Vesting Event). The Merger Incentive Options do not vest until the occurrence of a Vesting Event that causes Wingate and its affiliates to have received at least a full return of their investment (at cost) in cash, fully tradable marketable securities, or the equivalent, as determined by the Board of Directors of the Company in good faith. All of such Merger Incentive Options will become exercisable upon the consummation of this Offering. See "Prospectus Summary--Anticipated Nonrecurring Charges."

    On November 29, 1995, the Company granted a restricted stock award of 9,678 shares of Common Stock to Joel D. Spungin, a director of the Company, in consideration for his service on the Board of Directors in lieu of directors' compensation for a three-year period. Additionally, the Company granted to Jeffrey K. Hewson, a former director of the Company, options exercisable for an aggregate of 14,648 shares of Common Stock at an exercise price of $5.12 per share in consideration for his service on the Board of Directors in lieu of directors' compensation. Mr. Hewson exercised this option in September 1997.

    Effective January 1, 1996, the Company granted to Mr. Sturgess, the Company's former Chairman, President and Chief Executive Officer, in consideration for services rendered in such capacity (i) options exercisable for an aggregate of 240,000 shares of Common Stock at an exercise price of $12.50 per share (subject to quarterly increases until the occurrence of a Vesting Event) and (ii) options exercisable for an aggregate of 120,000 shares of Common Stock at a fixed exercise price of $5.12 per share. In November 1996, in connection with the resignation of Mr. Sturgess as Chairman, President and Chief Executive Officer of the Company, the Company and Mr. Sturgess entered into a termination agreement whereby Mr. Sturgess retained options exercisable for an aggregate of 240,000 shares of Common Stock, at an exercise price of $12.50 per share (subject to quarterly increases until the occurrence of a Vesting Event) with the terms of such options being amended such that options exercisable for 160,000 of such shares would be exercisable upon the occurrence of a Vesting Event and options exercisable for the remaining 80,000 of such shares would become exercisable upon the occurrence of certain events by March 31, 1997. The contingent events mentioned above did not occur within the prescribed period and, therefore, such options to purchase 80,000 shares of Common Stock have terminated.

    In December 1996, the Company adopted the 1997 Special Bonus Plan (the "Special Bonus Plan"). The special bonuses are payable to the participants in two equal annual installments, beginning on the first anniversary of the date of a liquidity event. The aggregate amount that may be awarded to the 177 current participants in the Special Bonus Plan is approximately $2.0 million. Messrs. Rowsey, Bushell and Schwarz each are eligible to receive, in the aggregate, up to $130,000 and Mr. Uskup is eligible to receive, in the aggregate, up to $65,000 under the Special Bonus Plan.

    In July 1997, in connection with the negotiation of the executive vice president employment agreements discussed below, the Company and each of Messrs. Rowsey, Bushell and Schwarz entered into amendments to their respective stock option agreements under the Company's Management Equity Plan. The amendments revise the terms of exercisability of such options following a termination of such employee without Cause or such employee's termination for Good Reason (each as defined in such employee's respective employment agreement).

    The Company is currently in the process of amending the Company's Management Equity Plan, subject to stockholder approval, to increase the number of options available for issuance thereunder by approximately 1.5 million shares. On September 5, 1997, the Company filed a definitive proxy statement with the Commission relating to the solicitation of consents from the stockholders of the Company to amend the Management Equity Plan. As of October 6, 1997, the last date on which the Company's stockholders were permitted to consent to such amendment, the Company had received the consent of the requisite number of shares of Common Stock. In accordance with the terms of the Company's Charter, the amendment will become effective in November 1997.

EMPLOYMENT AGREEMENTS

    The Company and Randall W. Larrimore entered into an employment agreement as of May 23, 1997 to serve as President and Chief Executive Officer. Pursuant to the agreement, Mr. Larrimore's employment begins on May 23, 1997 and continues until Mr. Larrimore or the Company notifies the other party of a termination of such employment. If Mr. Larrimore notifies the Company, the term of employment is deemed to end 90 days after such notification, and if the Company notifies Mr. Larrimore, the term of employment is deemed to end two years after such notification. The term of employment may also be terminated earlier by either Mr. Larrimore or the Company as described below. The agreement provides for an annual base salary of at least $495,000, plus participation in all bonus, stock option and other benefit plans generally available to executive officers of the Company. In addition, Mr. Larrimore is entitled to reimbursement of premiums paid on long-term disability insurance up to a specified amount. Finally, the agreement also provides for a supplemental pension benefit that will provide Mr. Larrimore with an amount equivalent to five additional credited years of service under the Company's pension plan.

    If Mr. Larrimore's employment is terminated by the Company (other than for Cause, as defined in the agreement) without the specified notice, or by Mr. Larrimore for Good Reason (as defined in the agreement), he generally will be entitled to his salary and bonuses earned to the date of termination plus an amount equal to two times his base pay plus bonuses, and his stock options will continue to be or become exercisable during the 24 months following such termination. If his employment terminates due to his death or disability, he generally will receive an amount equal to his annual salary plus bonus, his unexercisable options will be forfeited, and his exercisable options will remain exercisable for up to one year following such termination. If there is a Change in Control (as defined in the agreement), all stock options held by Mr. Larrimore will become exercisable. If Mr. Larrimore's employment is terminated other than for Cause, Mr. Larrimore, his spouse, and his eligible dependents may be allowed to participate in the Company's health plan for a specified period, subject to certain limitations on nonemployee participation and subject to Mr. Larrimore (or his spouse or dependents) paying for such coverage.

    Effective as of June 1, 1997, the Company entered into new employment agreements with Messrs. Bushell, Rowsey and Schwarz. Pursuant to such agreements, the term of employment begins on June 1, 1997 and continues until the executive or the Company notifies the other party. If the executive notifies the Company, the term of employment ends 90 days after such notification, and if the Company notifies the executive, the term of employment ends at the later of
(i) June 1, 2000 or (ii) two years after such notification. The term of employment may also be terminated earlier by either the executive or the Company. The agreements provide for an annual base salary of at least $265,000, plus participation in all bonus, stock option and other benefit plans generally available to executive officers of the Company.

    If the executive's employment is terminated due to death or disability, he generally is entitled to an amount equal to the sum of his annual base salary and his previous year's annual incentive compensation award payable over a 12-month period. If the executive's employment is terminated by the Company without Cause (as defined in the agreement) or by him for Good Reason (as defined in the agreement), he generally is entitled to a severance amount (subject to mitigation) equal to the sum of his base salary and bonuses for the months remaining in the term of employment (or which would have been remaining in the term of employment if the Company had given notice on the termination date) payable over the severance period, and continued welfare benefit coverage over such severance period. If the executive's employment is terminated for any reason other than for Cause, the Company will allow the executive, his spouse, and his eligible dependents to participate in the Company's health plan for a specified period, subject to certain limitations on nonemployee participation and subject to the executive (or his spouse or dependents) paying for such coverage.

    In addition, the Company has also entered into employment agreements with certain of its other executive officers. Such agreements typically have a one or two year term.

                       PRINCIPAL AND SELLING STOCKHOLDERS

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

    The following table sets forth information as of October 6, 1997 and after giving effect to the Offering (assuming no exercise of the Underwriters' over-allotment option) with respect to the beneficial ownership of Common Stock by (i) each person who is known by the Company to own beneficially more than five percent of the Company's Common Stock, (ii) each of the Company's directors and executive officers and (iii) all current directors and executive officers as a group. Unless otherwise indicated, each person has sole voting power and investment power with respect to the shares attributed to him/her.

                                                               SHARES BENEFICIALLY                  SHARES BENEFICIALLY
                                                                 OWNED BEFORE THE                     OWNED AFTER THE
                                                                   OFFERING(1)                            OFFERING
                                                              ----------------------    SHARES     ----------------------
                                                                           PERCENT    TO BE SOLD                PERCENT
                                                                             OF         IN THE                    OF
NAME OF BENEFICIAL OWNER                                       SHARES     CLASS(2)     OFFERING     SHARES     CLASS(2)
------------------------------------------------------------  ---------  -----------  -----------  ---------  -----------
Wingate Partners, L.P. .....................................  6,045,823(3)       49.6%  1,557,719  4,488,104        30.3%
  750 N. St. Paul Street
  Suite 1200
  Dallas, TX 75201

ASI Partners, L.P. .........................................  1,799,588(4)       15.5    463,667   1,335,921         9.0
  9441 LBJ Freeway
  Suite 300
  Dallas, TX 75243

Cumberland Capital Corporation .............................  1,799,588(4)       15.5    463,667   1,335,921         9.0
  9441 LBJ Freeway
  Suite 300
  Dallas, TX 75243

Chase Manhattan Investment Holdings, L.P. ..................  1,235,061(5)        9.6    552,850     682,211         4.4
  380 Madison Avenue
  New York, NY 10017

Farallon Partners, LLC .....................................    841,508(6)        7.2     --         841,508         5.7
  One Maritime Plaza
  Suite 1325
  San Francisco, CA 94111

Daniel H. Bushell...........................................    228,737(7)        1.9      3,912     224,825         1.5

Kathleen S. Dvorak..........................................     15,040(8)      *         --          15,040       *

Daniel J. Good..............................................    257,942(9)        2.2    160,219      97,723       *

Otis H. Halleen.............................................     30,240 10)      *        --          30,240       *

Mark J. Hampton.............................................     37,500 11)      *        --          37,500       *

Frederick B. Hegi, Jr.(12)..................................     --          --           --          --          --

James A. Johnson(13)........................................     19,171       *            4,939      14,232       *

Randall W. Larrimore(14)....................................     --          --           --          --          --

Gary G. Miller(15)..........................................     --          --           --          --          --

James A. Pribel.............................................     20,240 16)      *        --          20,240       *

Michael D. Rowsey(13).......................................    299,063 17)        2.5     10,000    289,063         1.9

Steven R. Schwarz...........................................    120,628 18)        1.0     --        120,628       *

Albert H. Shaw..............................................     60,078 19)      *        --          60,078       *

Joel D. Spungin.............................................     19,320       *           --          19,320       *

Ergin Uskup.................................................     60,126 20)      *        --          60,126       *

All current directors and executive officers as a group (15   1,168,086 21)        9.4    179,070    989,016         6.3
  persons)..................................................

------------------------------

   * Represents less than 1.0%.

 (1) All references herein to Employee Stock Options assume that the consummation of the Offering will constitute a Vesting Event.

 (2) For purposes of calculating the beneficial ownership of each stockholder, it was assumed (in accordance with the Securities and Exchange Commission's definition of "beneficial ownership") that such stockholder had exercised all options, conversion rights or warrants by which such stockholder had the right, within 60 days following September 3, 1997, to acquire shares of such class of stock.

 (3) Includes (i) 4,268,577 shares owned by Wingate Partners, (ii) 1,117,374 shares owned by Wingate II, (iii) 74,094 shares owned by Wingate Affiliates and (iv) 19,634 shares owned by Wingate Affiliates II. Also includes Lender Warrants exercisable for an aggregate of 419,482 shares (or shares of Nonvoting Common Stock, at the holder's option) and Preferred B Warrants exercisable for an aggregate of 146,662 shares.

 (4) Includes (i) 1,430,401 shares owned by ASI Partners, L.P., (ii) 156,304 shares owned by ASI Partners II, L.P., (iii) 40,084 shares owned by ASI Partners III, L.P. and (iv) 154,125 shares owned by Cumberland. Also includes Preferred B Warrants exercisable for an aggregate of 18,674 shares. Cumberland serves as the general partner of ASI Partners, L.P., ASI Partners II, L.P. and ASI Partners III, L.P.

 (5) Includes (i) 758,994 shares of Nonvoting Common Stock owned by such holder and (ii) 476,067 shares (or shares of Nonvoting Common Stock, at the holder's option) issuable upon exercise of Lender Warrants. Subject to certain restrictions, the Nonvoting Common Stock is convertible at any time at the option of the holder into shares of Common Stock for no additional consideration. See "Certain Transactions--Lender Warrants" and "Description of Capital Stock--Lender Warrants."

 (6) Includes 174,413 shares owned indirectly by Farallon Capital Management, LLC as investment advisor to certain discretionary accounts and 667,095 shares owned indirectly by Farallon Partners, LLC as general partner of the following partnerships: (i) 299,028 shares owned by Farallon Capital Partners, L.P., (ii) 229,366 shares owned by Farallon Capital Institutional Partners, L.P., (iii) 71,032 shares owned by Farallon Capital Institutional Partners II, L.P., (iv) 27,202 shares owned by Farallon Capital Institutional Partners III, L.P., and (v) 40,467 shares owned by Tinicum Partners, L.P.

 (7) Includes (i) 19,538 shares owned by or for the benefit of Mr. Bushell and
     (ii) 209,199 shares issuable upon exercise of Employee Stock Options.

 (8) Includes (i) 40 shares owned by Ms. Dvorak and (ii) 15,000 shares issuable upon exercise of Employee Stock Options.

 (9) Includes (i) Lender Warrants exercisable for an aggregate of 42,804 shares (or shares of Nonvoting Common Stock, at the holder's option), (ii) Preferred B Warrants exercisable for an aggregate of 16,852 shares held by trusts for which Mr. Good serves as trustee and (iii) 36,172 shares of Common Stock held by such trusts. Does not include 363,899 shares owned by Good Capital. Mr. Good is Chairman and a controlling stockholder of Good Capital and, accordingly, may be deemed to beneficially own the shares owned of record by Good Capital.

 (10) Includes (i) 240 shares owned by Mr. Halleen and (ii) 30,000 shares issuable upon exercise of Employee Stock Options.

 (11) Represents 37,500 shares issuable upon exercise of Employee Stock Options.

 (12) Does not include shares or Warrants owned by Wingate Partners, Wingate II, Wingate Affiliates, and Wingate Affiliates II. Mr. Hegi is a General Partner of Wingate Affiliates and Wingate Affiliates II and the indirect General Partner of each of Wingate Partners and Wingate II and, accordingly, may be deemed to beneficially own the shares owned of record by these entities. See Note (1) above and "Management."

 (13) Includes shares owned directly and by an individual retirement account for the sole benefit of such individual.

 (14) Mr. Larrimore holds options for 250,000 shares, none of which is exercisable within 60 days of the date hereof.

 (15) Does not include shares owned by ASI Partners, L.P., ASI Partners II, L.P., ASI Partners III, L.P. or Cumberland. Mr. Miller is President and a stockholder of Cumberland and, accordingly, may be deemed to beneficially own the shares owned of record by ASI Partners, L.P., ASI Partners II, L.P., ASI Partners III, L.P. and Cumberland. See Note (4) above.

 (16) Includes (i) 240 shares owned by Mr. Pribel and (ii) 20,000 shares issuable upon exercise of Employee Stock Options.

 (17) Includes (i) 84,557 shares owned by or for the benefit of Mr. Rowsey and
      (ii) 214,506 shares issuable upon exercise of Employee Stock Options.

 (18) Includes (i) 628 shares owned by Mr. Schwarz and (ii) 120,000 shares issuable upon exercise of Employee Stock Options.

 (19) Includes (i) 78 shares owned by Mr. Shaw and (ii) 60,000 shares issuable upon exercise of Employee Stock Options.

 (20) Includes (i) 126 shares owned by Mr. Uskup and (ii) 60,000 shares issuable upon exercise of Employee Stock Options.

 (21) Includes all securities beneficially owned by the current directors and executive officers of the Company, including an aggregate of (i) 342,224 shares of Common Stock, (ii) 766,205 shares issuable upon exercise of Employee Stock Options and (iii) 59,657 shares issuable upon exercise of Warrants.

SELLING STOCKHOLDERS

    The following table sets forth the number of shares of Common Stock (on a fully diluted basis) (i) owned by the Selling Stockholders as of the date of this Prospectus, (ii) to be sold by the Selling Stockholders in the Offering, and (iii) to be owned by the Selling Stockholders immediately following the Offering. Shares beneficially owned include Common Stock issuable upon the exercise of Warrants and Merger Incentive Options (assuming that this Offering constitutes a Vesting Event) exercisable within 60 days of the date of this Prospectus.

                                                               SHARES           SHARES         SHARES
                                                            BENEFICIALLY        TO BE        BENEFICIALLY
                                                               OWNED             SOLD           OWNED       PERCENT
                                                               BEFORE           IN THE        AFTER THE       OF
SELLING STOCKHOLDER                                           OFFERING       OFFERING(1)      OFFERING       CLASS
---------------------------------------------------------  --------------  ----------------  -----------  -----------
Wingate Partners, L.P....................................     4,491,164        1,157,157      3,334,007         22.5%
Wingate Partners II, L.P.................................     1,451,153          373,893      1,077,260          7.3
Wingate Affiliates, L.P..................................        77,957           20,086         57,871        *
Wingate Affiliates II, L.P...............................        25,549            6,583         18,966        *
PAT Investments..........................................         2,385              614          1,771        *
James A. Johnson(2)......................................        19,171            4,939         14,232        *
Jay I. Applebaum.........................................         6,291            1,620          4,671        *
ASI Partners, L.P........................................     1,430,401          368,546      1,061,855          7.2
ASI Partners II, L.P.....................................       156,304           40,272        116,032        *
ASI Partners III, L.P....................................        58,757           15,139         43,618        *
Cumberland Capital Corporation...........................       154,125           39,710        114,415        *
Daniel J. Good...........................................       204,918          107,195         97,723        *
Julie Good Mora Grantor Trust............................        26,512           26,512         --            *
Laura Good Stathos Grantor Trust.........................        26,512           26,512         --            *
Chase Manhattan Investment Holdings, L.P.................     1,235,061          552,850        682,211          4.4
Daniel H. Bushell(3).....................................       228,737            3,912        224,825          1.5
John D. Kennedy(3).......................................        70,845              782         70,063        *
Lawrence E. Miller(2)(3).................................       151,633           15,946        135,687        *
Michael D. Rowsey(2)(3)..................................       299,063           10,000        289,063          1.9
William R. Bazant........................................        12,461            3,211          9,250        *
Theresa K. Blake(2)......................................         7,930            2,042          5,888        *
Robert Deiters(2)........................................        16,426            4,232         12,194        *
William Figurelli........................................        12,461            3,211          9,250        *
James Lyon...............................................         1,133              292            841        *
Rudy Mayo(2)(3)..........................................        36,426            3,289         33,137        *
Paul Pisarski(2)(3)......................................        36,426            3,289         33,137        *
Thomas Trost(2)..........................................        16,426            3,289         13,137        *
Cheryl Zupke(2)(3).......................................         7,930            1,588          6,342        *
Craig Zupke(3)...........................................        36,426            3,289         33,137        *

------------------------------

*   Represents less than 1.0%.

(1) Includes shares to be issued pursuant to Warrants and the conversion of Nonvoting Common Stock sold in connection with the Offering.

(2) Includes shares owned directly and/or by an individual retirement account for the sole benefit of such individual.

(3) Such person was employed by the Company as of October 6, 1997.

    See "Management--Directors and Executive Officers" and "Certain Transactions" for a description of material relationships between the Company and the Selling Stockholders during the past three years. For a description of affiliations between certain Selling Stockholders, see "-- Security Ownership of Certain Beneficial Owners and Management." The Company will pay all expenses of the Offering attributable to the Selling Stockholders (excluding underwriting discounts and commissions).

                        SHARES ELIGIBLE FOR FUTURE SALE

    Upon completion of this Offering, the Company will have outstanding 14,822,168 shares of Common Stock. In addition, 119,174 shares of Common Stock will be issuable upon exercise of outstanding Warrants and 2,616,120 shares will be issuable upon exercise of Employee Stock Options. Of the shares of Common Stock that will be outstanding after this Offering, 7,949,456 shares (not including 115,637 shares of Common Stock issuable upon exercise of Lender Warrants or 682,211 shares of Common Stock issuable upon conversion of the Nonvoting Common Stock) will be freely tradable without restriction or further registration under the Securities Act. All of the remaining 6,872,712 shares of Common Stock held by existing stockholders and 3,537 shares issuable upon the exercise of Preferred B Warrants will be "restricted" securities within the meaning of the Securities Act as a result of the issuance thereof in private transactions not involving a public offering. The "restricted" securities may not be resold unless they are registered under the Securities Act or are sold pursuant to an available exemption from registration, including Rule 144 under the Securities Act.

    In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned shares for at least one year (including the holding period of any prior owner except an "affiliate" (as that term is defined in Rule 144)) is entitled to sell, within any three-month period, a number of those shares that does not exceed the greater of (i) 1% of the then outstanding shares of the Common Stock (148,222 shares immediately after this Offering) or (ii) the average weekly trading volume in the Common Stock during the four calendar weeks preceding the date on which notice of the sale is filed with the Securities and Exchange Commission (the "Commission"). Sales under Rule 144 are also subject to certain manner of sale provisions, notice requirements and requirements as to the availability of current public information concerning the Company. Rule 144 provides that a person (or persons whose shares are aggregated) who is not deemed to have been an affiliate of the Company at any time during the 90 days preceding a sale, and who has beneficially owned shares for at least two years (including the holding period of any prior owner except an "affiliate") is entitled to sell those shares under Rule 144(k) without regard to the limitations described above.

    After completion of the Offering and expiration of the 90-day lockup agreement described below, 6,872,712 shares (6,574,748 shares if the Underwriters' over-allotment options are exercised in full) of Common Stock held by stockholders prior to the consummation of the Offering will be eligible for sale on the open market under Rule 144 (as currently in effect), subject to the volume and manner of sales limitations referred to above.

    Certain stockholders and holders of Warrants have been granted certain rights with respect to registration under the Securities Act of shares of Common Stock held by them. Pursuant to the Lender Registration Rights Agreement, the Company has effected a shelf registration with respect to all 797,848 shares of Common Stock issuable upon exercise of the Lender Warrants and Nonvoting Common Stock that will remain outstanding after completion of the Offering. See "Certain Transactions--Warrants." The Company also intends to register under the Securities Act the shares of Common Stock issuable upon exercise of certain Merger Incentive Options.

    The Company's directors and executive officers, the Selling Stockholders and certain other significant stockholders of the Company have agreed that, for the period of up to 90 days following the date of this Prospectus, each will not (i) directly or indirectly, offer to sell, contract to sell or otherwise sell, dispose of, loan, pledge or grant any rights with respect to (collectively, a "Disposition"), any shares of Common Stock, any options or warrants to purchase any shares of Common Stock or any securities convertible into or exchangeable for shares of Common Stock (collectively, the "Securities"), now owned or hereafter acquired by the undersigned or with respect to which the undersigned has or hereafter acquires the power of disposition, otherwise than (a) the shares offered hereby by such persons, (b) as a bona fide gift or gifts, provided the donee or donees thereof agree to be bound in writing by the terms of the "lock-up" agreement, (c) as a distribution to limited partners or stockholders of the undersigned, provided that the distributees thereof agree in writing to be bound by the terms of the "lock-up" agreement, or (d) with prior written consent of the Representatives or (ii) make any demand for or exercise any right with respect to the registration of any Securities. In addition, the Company has agreed that, during the period of up to 90 days from the date of this Prospectus, it will not, without the prior written consent of the Representatives, either directly or indirectly, effect a Disposition with respect to any Securities, other than the shares offered hereby and the Company's issuance of Common Stock upon exercise of Employee Stock Options.

    The Company can make no prediction as to the effect, if any, that sales of shares or the availability of shares for sale will have on the market price for the Common Stock prevailing from time to time. Nevertheless, sales of substantial amounts of Common Stock in the public market could adversely affect prevailing market prices. See "Risk Factors--Impact of Shares Eligible for Future Sale."

                          DESCRIPTION OF CAPITAL STOCK

    The authorized capital stock of the Company consists of 46,500,000 shares, consisting of (i) 1,500,000 shares of a class designated as preferred stock, $0.01 par value ("preferred stock"), (ii) 40,000,000 shares of Common Stock, and
(iii) 5,000,000 shares of Nonvoting Common Stock. Of the authorized shares of capital stock, 11,628,383 shares of Common Stock and 758,994 shares of Nonvoting Common Stock were outstanding as of October 6, 1997. No shares of preferred stock were outstanding as of October 6, 1997. Employee Stock Options exercisable for an aggregate of 2,616,120 shares of Common Stock and Warrants exercisable for an aggregate of 1,236,175 shares of Common Stock were outstanding as of such date.

COMMON STOCK AND NONVOTING COMMON STOCK

    Holders of shares of Common Stock and Nonvoting Common Stock are entitled to share ratably in such dividends as may be declared by the Board of Directors and paid by the Company out of funds legally available therefor, subject to prior rights of outstanding shares of any preferred stock and certain restrictions under agreements governing the Company's indebtedness. See "Common Stock Price Range and Dividend Policy" and "Description of Indebtedness." In the event of any dissolution, liquidation or winding up of the Company, holders of shares of Common Stock and Nonvoting Common Stock are entitled to share ratably in assets remaining after payment of all liabilities and liquidation preferences, if any.

    Except as otherwise required by law, the holders of Common Stock are entitled to one vote per share on all matters voted on by stockholders, including the election of directors. The holders of a majority of shares of Common Stock represented at a meeting of stockholders can elect all of the directors to be elected at such a meeting.

    Holders of shares of Common Stock have no preemptive, cumulative voting, subscription, redemption or conversion rights. The currently outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be outstanding upon completion of the Offering will be fully paid and nonassessable. The rights, preferences and privileges of holders of Common Stock are subject to the rights of any series of preferred stock which the Company may issue in the future. Shares of Nonvoting Common Stock are entitled to all rights granted to, and subject to all restrictions imposed on, shares of Common Stock, other than the right to vote, except in certain limited circumstances. Subject to certain restrictions, shares of Nonvoting Common Stock are convertible at any time at the option of the holder thereof into shares of Common Stock for no additional consideration.

PREFERRED STOCK

    On July 28, 1995, the Company consummated the repurchase of all of its outstanding Series B Preferred Stock, $0.01 par value, together with accrued and unpaid dividends thereon, for an aggregate purchase price of $7.0 million. On September 2, 1997, the Company completed the redemption of all outstanding shares of Preferred Stock for an aggregate redemption price of $21.3 million (the "Redemption Price"). The Redemption Price was paid from borrowings under the Revolving Credit Facilities. As a result of the redemption of the Preferred Stock, the Company does not have any preferred stock outstanding as of the date hereof.

    The Company is authorized to issue 1,500,000 shares of preferred stock. The Board of Directors of the Company, in its sole discretion, may designate and issue one or more series of preferred stock from the authorized and unissued shares of preferred stock. Subject to limitations imposed by law or the Company's Charter, the Board of Directors is empowered to determine the designation of and the number of shares constituting a series of preferred stock, the dividend rate thereon, the terms and conditions of any voting and conversion rights for the series, the amounts payable on the series upon redemption or upon the liquidation, dissolution or winding-up of the Company, the provisions of any sinking fund for the redemption or purchase of shares of any series, and the preferences and relative rights among the series of preferred stock. Such rights, preferences, privileges and limitations could adversely affect the rights of holders of Common Stock. In addition, the Board of Directors of the Company, subject to its fiduciary duties, may issue shares of preferred stock in order to deter a takeover attempt. See "Risk Factors-- Possible Anti-Takeover Effects."

LENDER WARRANTS

    The Company expects that Lender Warrants exercisable for an aggregate of 115,637 shares of Common Stock will remain outstanding after the Offering. The Lender Warrants were originally issued pursuant to a Warrant Agreement (the "Lender Warrant Agreement") in connection with the Associated Transaction and contain customary anti-dilution provisions and are exercisable through January 31, 2002. In addition, the Company is entitled to repurchase the Lender Warrants at any time after January 31, 1999 at the greater of the then Fair Market Value (as defined in the Lender Warrant Agreement) of the shares of Common Stock (less the applicable exercise price for the Lender Warrants) or the Equity Value (which is defined generally as (i) five times the Company's and its consolidated subsidiaries' earnings before interest, taxes, depreciation and amortization, minus (ii) non-convertible debt of the Company and its consolidated subsidiaries, minus (iii) preferred stock of the Company, plus (iv) cash and cash equivalents). In the event the Company repurchases Lender Warrants or shares of Common Stock pursuant to the call option granted under the Lender Warrant Agreement and, within 12 months after the date of such repurchase, the Company, any subsidiary of the Company, or Wingate Partners, Cumberland or Good Capital or their subsidiaries, or affiliates (but excluding any limited partners of Wingate Partners as such) or associates has entered into any contract relating to a merger of the Company or sale of all or substantially all of the assets of the Company or any subsidiary of the Company (a "Look Back Event"), then the Company is required to make a payment to each holder whose Lender Warrants or shares of Common Stock were repurchased in an amount generally equal to (i) the excess of the fair market value of the consideration received by the Company, the subsidiaries and the stockholders of the Company (on a per share basis) in connection with the Look Back Event over (ii) the sum of (a) the amount paid to such holder pursuant to the exercise by the Company of its call option plus (b) imputed interest on such amount through the date of repurchase at the base rate under the Company's existing Credit Agreement. The Company's repurchase right under the Lender Warrants will terminate upon consummation of the Offering.

    The Lender Warrant Agreement also contains certain put rights which currently require the Company to repurchase such Lender Warrants upon demand by the holder thereof. The purchase price payable by the Company or USSC upon the exercise of the put rights is generally equal to the greater of the then Fair Market Value (as defined in the Lender Warrant Agreement) of the shares of Common Stock (less the applicable exercise price of the Lender Warrants) or the Equity Value. The Lender Warrants may be put to the Company at any time prior to consummation of the Offering, at which time such put rights will terminate.

    The Lender Warrant Agreement provides the holders with certain "tag along rights" which entitle such holders to participate, on a pro rata basis, in certain sales of shares of Common Stock by Wingate Partners, Cumberland, Good Capital or any of their subsidiaries, affiliates (but excluding any limited partners of Wingate Partners as such) or associates. Pursuant to the Lender Warrant Agreement, Wingate Partners has been granted certain "go along rights" which are triggered (subject to certain exceptions) in the event (i) Wingate Partners sells 100% of its equity interest in the Company in a private offering,
(ii) all or substantially all of the assets of the Company are sold and the proceeds of such sale are distributed to the stockholders of the Company or
(iii) the Company participates in a merger or consolidation. In the event Wingate Partners exercises its "go along rights" in connection with the occurrence of one of the events described above, each holder of Lender Warrants would become obligated to sell all Lender Warrants and shares of Warrant Stock (as defined in the Lender Warrant Agreement) held by such holders in the applicable transaction and to vote all shares of Common Stock in favor of such transaction.

    The Lender Warrant Agreement contains a mechanism whereby after the Lender Warrants (or a portion thereof) have been sold pursuant to the put rights, tag along rights or go along rights under the Lender Warrants (provided that such events have occurred prior to January 31, 1999), each holder of Tranche B Lender Warrants (the "Tranche B Warrants") is required to refund to the Company a portion of the aggregate amount earned by such holder on its Tranche B Warrant investment (the "Refunded Amount"). The Refunded Amount is only required to be paid in the event the amount earned by all holders of the Tranche B Warrants exceeds $6.5 million and such holders received an internal rate of return on their investment represented by the Tranche B portion of the Associated term loans in effect prior to the Merger of at least 25%. The Refunded Amount ranges from 10% of amounts earned on the Tranche B Warrants to 40% of such amounts, depending upon the amount by which the aggregate amount earned by all holders of the Tranche B Warrants exceeds $6.5 million and the internal rate of return received by such holders on their investment represented by the Tranche B portion of the Associated term loans in effect prior to the Merger exceeds 25%. In July 1997, the Company and holders of Lender Warrants amended the Lender Warrant Agreement to eliminate the requirement of holders to pay the Refunded Amount in exchange for a waiver of certain dilution adjustments in connection with the grant of certain Employee Stock Options.

    Pursuant to the terms of the Lender Warrant Agreement, if at any time the Company does not have securities registered under Section 12(b) or 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and is not required to file reports under Section 15(d) of the Exchange Act, the holders of the Lender Warrants will be entitled to preemptive rights with respect to certain issuances of shares of Common Stock by the Company and to board observation rights for meetings of the Boards of Directors of the Company and its subsidiaries. The Lender Warrants also contain certain covenants and agreements with respect to, among other things, (i) transactions with affiliates (other than the payment of a limited amount of management fees to Wingate Partners, Cumberland and Good Capital), (ii) certain mergers, reorganizations, recapitalization and other events with respect to the shares of Common Stock,
(iii) the redemption of shares of Common Stock, (iv) changes of the fiscal year of the Company, (v) the taking of actions that would cause the Company or any subsidiary of the Company to own less than 80% of any subsidiary of the Company, except that the Company and each subsidiary of the Company may own a percentage of the stock of any such subsidiary not lower than the percentage owned at the effective time of the Merger, (vi) delivery of financial statements of the Company and (vii) indemnification.

PREFERRED B WARRANTS

    The Company expects that Preferred B Warrants exercisable for an aggregate of 3,537 shares of Common Stock will remain outstanding after the Offering. The Preferred B Warrants contain customary antidilution provisions and are exercisable through January 31, 2002. The Preferred B Warrants provide the holders thereof with certain "tag along rights" which entitle such holders to participate, on a pro rata basis, in certain sales of shares of Common Stock by Wingate Partners, Cumberland, Good Capital or certain of their affiliates. Pursuant to the Preferred B Warrants, Wingate Partners has been granted certain "go along rights" which are triggered (subject to certain exceptions) in the event (i) Wingate Partners sells 100% of its equity interest in the Company in a private offering, (ii) all or substantially all of the assets of the Company are sold and the proceeds of such sale are distributed to the stockholders of the Company or (iii) the Company participates in a merger or consolidation. In the event Wingate Partners exercises its "go along rights" in connection with the occurrence of one of the events described above, each holder of Preferred B Warrants would become obligated to sell all Preferred B Warrants and shares of Common Stock held by such holders in the applicable transaction and to vote all shares of Common Stock in favor of such transaction.

    Pursuant to the terms of the Preferred B Warrants, if at any time the Company does not have securities registered under Section 12(b) or 12(g) of the Exchange Act and is not required to file reports under Section 15(d) of the Exchange Act, the holders of the Preferred B Warrants will be entitled to preemptive rights with respect to certain issuances of shares of Common Stock by the Company and to board observation rights for meetings of the Boards of Directors of the Company and its subsidiaries. The Preferred B Warrants also contain certain covenants and agreements with respect to, among other things,
(i) transactions with affiliates (other than certain specified transactions with Wingate Partners, Cumberland and Good Capital), (ii) certain mergers, reorganizations, recapitalizations and other events with respect to the shares of Common Stock, (iii) the repurchase or redemption of shares of Common Stock,
(iv) changes of the fiscal year of the Company, (v) the taking of actions that would cause the Company or any subsidiary of the Company to own less than 80% of any subsidiary of the Company, except that the Company and each subsidiary of the Company may own a percentage of the stock of any such subsidiary not lower than the percentage owned at the effective time of the Merger, (vi) delivery of financial statements of the Company, and (vii) indemnification.

SPECIAL PROVISIONS OF THE CHARTER AND BYLAWS

    The Charter and Bylaws provide include certain provisions that could have anti-takeover effects. The provisions are intended to enhance the likelihood of continuity and stability in the composition of, and in the policies formulated by, the Board of Directors. These provisions are also intended to help ensure that the Board of Directors, if confronted by an unsolicited proposal from a third party that has acquired a block of stock of the Company, will have sufficient time to review the proposal, to develop appropriate alternatives to the proposal, and to act in what the Board of Directors believes to be the best interests of the Company and its stockholders. The provisions of the Charter described under "Classified Board of Directors" and "Vote Required for Certain Business Combinations" below may not be amended or repealed unless approved by holders of at least 80% of the voting power of the then outstanding Common Stock. The following is a summary of the provisions of the Charter and Bylaws and is qualified in its entirety by reference to such documents in their respective forms filed as exhibits to the Registration Statement of which this Prospectus forms a part.

    CLASSIFIED BOARD OF DIRECTORS. The Charter provides for three classes of directors, which serve staggered three-year terms and which shall be elected by the holders of the Common Stock. Under certain circumstances, the classification of directors has the effect of making it more difficult for stockholders to change the composition of the Board of Directors in a relatively short period of time. Given the current structure of the Company's Board of Directors, at least two annual meetings of stockholders, instead of one, will generally be required to effect a change in a majority of the Board of Directors at any time when the Company has seven or more directors.

    VOTE REQUIRED FOR CERTAIN BUSINESS COMBINATIONS.  The Company is subject to
Section 203 of the Delaware General Corporation Law, as amended (the "DGCL"), which prohibits a publicly held Delaware corporation from engaging in a "business combination" with an "interested stockholder" for a period of three years after the date of the transaction in which the person became an interested stockholder, unless one of the following events occurs: (i) prior to the date of the business combination, the transaction is approved by the board of directors of the corporation; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owns at least 85% of the outstanding voting stock; or (iii) on or after such date the business combination is approved by the board and by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the stockholder. An "interested stockholder" for purposes of the DGCL is a person who, together with affiliates and associates, owns (or within three years, did own) 15% or more of the corporation's voting stock.

    In addition, the Charter provides that certain transactions involving an "interested stockholder" require the affirmative vote of the holders of at least 80% of the voting power of the then outstanding Common Stock. Such transactions include certain (i) mergers or consolidations of the Company, (ii) sales, leases, pledges and similar transactions involving the Company's assets, (iii) issuances or transfers of the Company's securities, (iv) adoptions of a plan of liquidation or dissolution of the Company and (v) reclassifications and recapitalizations of the Company. Such vote requirement is in addition to that required by the DGCL as described in the preceding paragraph. An "interested stockholder" for purposes of the Charter is a person who beneficially owns 20% or more of the Company's voting stock or an affiliate of the Company who at any time within the previous two years beneficially owned 20% or more of the Company's voting stock. Wingate constitutes an "interested stockholder" for purposes of both the DGCL and the Charter.

    LIMITATIONS ON DIRECTORS' LIABILITY. The Charter provides that, to the fullest extent permitted by Delaware law, no director shall be liable to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director. By virtue of these provisions, a director of the Company is not personally liable for monetary damages for a breach of such director's fiduciary duty except for liability for (i) breach of the duty of loyalty to the Company or to its stockholder, (ii) acts or omissions not in good faith or that involve intentional misconduct or a knowing violation of law, (iii) dividends or stock repurchases or redemptions that are unlawful under the DGCL, and (iv) any transaction from which such director receives an improper personal benefit. In addition, the Charter provides that if the DGCL is amended to authorize the further elimination or limitation of the liability of a director, then the liability of the directors will be eliminated or limited to the fullest extent permitted by the DGCL.

                          DESCRIPTION OF INDEBTEDNESS

CREDIT FACILITIES

    The Company is currently a party to the Credit Agreement with Chase Bank, as agent, and a group of banks and financial institutions (including Chase Bank, the "Senior Lenders"). The following is a summary of the principal terms of the Credit Agreement, which summary does not purport to be complete and is subject to, and is qualified in its entirety by reference to, all the provisions of the Credit Agreement as further amended from time to time, a copy of which is available upon request to the Company. See "Available Information."

    As of the date hereof, the credit facilities under the Credit Agreement consisted of $174.7 million of borrowings under the Term Loan Facilities and up to $325.0 million of revolving loan borrowings under the Revolving Credit Facility. This agreement was amended on October 31, 1996 to provide funding for the acquisition of Lagasse, to extend the maturities, to adjust the pricing and to revise certain covenants. A portion of the Term Loan Facilities will be repaid out of the proceeds of this Offering. See "Use of Proceeds."

    The loans outstanding under the Term Loan Facilities and the Revolving Credit Facility generally bear interest as determined within a set range with the rate based on the ratio of total debt to earnings before interest, taxes, depreciation and amortization (EBITDA). The Tranche A Facility and the Revolving Credit Facility bear interest at prime plus 0.25% to 1.25% or, at the Company's option, LIBOR plus 1.50% to

2.50%. The Tranche B Facility bears interest at prime plus 1.25% to 1.75% or, at the Company's option, LIBOR plus 2.50% to 3.00%.

    The current outstanding principal balance of Term Loan Facilities consist of a $117.8 million Tranche A Term Loan Facility and a $56.9 million Tranche B term loan Facility. Quarterly payments under the Tranche A facility range from $4.98 million at June 30, 1997 to $8.30 million at September 30, 2001. Quarterly payments under the Tranche B Facility range from $0.22 million at June 30, 1997 to $6.64 million at September 30, 2003. On March 31, 1997, principal payments of $15.9 million and $7.4 million were required to be paid from Excess Cash Flow (as defined in the Credit Agreement) at December 31, 1996 for the Tranche A and Tranche B Facilities, respectively.

    The Revolving Credit Facility is limited to the lesser of $325.0 million or a borrowing base equal to: 80% of Eligible Receivables (as defined in the Credit Agreement); plus 50% of Eligible Inventory (as defined in the Credit Agreement) (provided that no more than 60% or, during certain periods 65%, of the Borrowing Base may be attributable to Eligible Inventory); plus the aggregate amount of cover for Letter of Credit Liabilities (as defined in the Credit Agreement). In addition, for each fiscal year, the Company must repay revolving loans so that for a period of 30 consecutive days in each fiscal year the aggregate revolving loans do not exceed $250.0 million. The Revolving Credit Facility matures on October 31, 2001.

    Loans under the Term Loan Facilities and the Revolving Credit Facility may be prepaid at any time and are subject to certain mandatory prepayments out of
(i) net proceeds received from the issuance of equity by USSC or any of its subsidiaries subject to certain exceptions provided within the Credit Agreement,
(ii) net proceeds from certain asset sales in excess of $15.0 million and (iii) 50% of USSC's Excess Cash Flow (as defined in the Credit Agreement) if the Debt to Cash Flow Ratio (as defined in the Credit Agreement) as of the last day of the fiscal year is less than 3 to 1 and, otherwise, 75% of USSC's Excess Cash Flow. Optional prepayments under the Term Loan Facilities will be applied, pro rata to loans outstanding under the Tranche A Facility and the Tranche B Facility (pro rata to the remaining installments). Mandatory prepayments will be applied first, pro rata to loans outstanding under the Tranche A Facility and the Tranche B Facility (pro rata to the remaining installments), and second, to the permanent reduction of commitments (and the payment of loans outstanding) under, the Revolving Credit Facility.

    The Term Loan Facilities and the Revolving Credit Facility are guaranteed, on a joint and several basis, by the Company, and by all of the direct and indirect domestic subsidiaries of USSC.

    The Term Loan Facilities and the Revolving Credit Facility are secured by perfected first priority pledges of the stock of USSC, all of the stock of the domestic direct and indirect subsidiaries of USSC and certain of the stock of all of the foreign direct and indirect subsidiaries of USSC and security interests in, and liens upon, all accounts receivable, inventory, contract rights and other personal and certain real property of USSC and its domestic subsidiaries. The Company has negotiated the release of the lien on accounts receivable in the event the Company enters into an asset-backed securitization. The Company is currently pursuing such an asset-backed securitization, although no definitive agreement has been reached as of the date of this Prospectus.

    The Credit Agreement contains representations and warranties, affirmative and negative covenants and events of default customary for financings of its type.

    The right of the Company to participate in any distribution of earnings or assets of USSC is subject to the prior claims of the creditors of USSC. In addition, the Credit Agreement contains certain restrictive covenants, including covenants that restrict or prohibit USSC's ability to pay dividends and make other distributions to the Company.

NOTES

    The Notes were issued on May 3, 1995 pursuant to the Indenture. As of the date hereof, the aggregate outstanding principal amount of Notes was $150.0 million. The Notes are unsecured senior subordinated obligations of USSC, and payment of the Notes is fully and unconditionally guaranteed by the Company on a senior subordinated basis. The Notes mature on May 1, 2005, and bear interest at the rate of 12 3/4% per annum, payable semiannually on May 1 and November 1 of each year.

    The Indenture provides that, prior to May 1, 1998, USSC may redeem, at its option (the "Equity Clawback Option"), up to $50.0 million aggregate principal amount of Notes with the proceeds of one or more Public Equity Offerings (as defined) at 112.75% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of redemption; provided (i) that the Equity Clawback Option must be exercised within 180 days following the Public Equity Offering, and (ii) that Notes having an aggregate principal amount of $100.0 million remain outstanding immediately after any such redemption. The Company intends to contribute a portion of the proceeds from this Offering to USSC, so that USSC may redeem $50.0 million aggregate principal amount of Notes and pay the redemption premium thereon of approximately $6.4 million in accordance with this provision. Such redemption shall be made on a pro rata basis. See "Use of Proceeds."

    In addition, the Notes are redeemable at the option of USSC at any time on or after May 1, 2000, in whole or in part, at the following redemption prices (expressed as percentages of principal amount):

                                                     REDEMPTION
YEAR BEGINNING MAY 1                                    PRICE
---------------------------------------------------  -----------
2000...............................................     106.375%
2001...............................................     104.781%
2002...............................................     103.188%
2003...............................................     101.594%

and thereafter at 100.0% of the principal amount, in each case together with accrued and unpaid interest, if any, to the redemption date.

    Upon the occurrence of a change of control (which term includes the acquisition by any person or group of more than 50% of the voting power of the outstanding common stock of either United or USSC or certain significant changes in the composition of the Board of Directors of either United or USSC), USSC shall be obligated to offer to redeem all or a portion of each holder's Notes at 101% of the principal amount thereof, together with accrued and unpaid interest, if any, to the date of such redemption. Such obligation, if it arose, could have a material adverse effect on the Company. Furthermore, such provision could delay, deter or prevent a takeover attempt.

    The Indenture governing the Notes contains certain covenants, including limitations on the incurrence of indebtedness, the making of restricted payments, transactions with affiliates, the existence of liens, disposition of proceeds of asset sales, the making of guarantees by restricted subsidiaries, transfer and issuances of stock of subsidiaries, the imposition of certain payment restrictions on restricted subsidiaries and certain mergers and sales of assets. Such covenants may interfere with USSC's ability to pay dividends to the Company. See "Risk Factors--Restrictions Imposed by Terms of Indebtedness."

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement, the underwriters named below (the "Underwriters"), through their representatives, Bear, Stearns & Co. Inc., Morgan Stanley & Co. Incorporated, BancAmerica Robertson Stephens and Chase Securities Inc. (the "Representatives"), have severally agreed to purchase from the Company and the Selling Stockholders the number of shares of Common Stock set forth opposite their respective names below:

UNDERWRITER                                                                  NUMBER OF SHARES
---------------------------------------------------------------------------  -----------------
Bear, Stearns & Co. Inc....................................................       1,631,000
Morgan Stanley & Co. Incorporated..........................................       1,631,000
BancAmerica Robertson Stephens.............................................         870,000
Chase Securities Inc.......................................................         218,000
Credit Lyonnaise Securities (USA) Inc......................................         100,000
Lehman Brothers Inc........................................................         100,000
Robert W. Baird & Co. Incorporated.........................................          50,000
Blackford Securities Corporation...........................................          50,000
Cleary Gull Reiland & McDevitt Inc.........................................          50,000
Crowell, Weedon & Co.......................................................          50,000
McDonald & Company Securities, Inc.........................................          50,000
                                                                             -----------------
    Total..................................................................       4,800,000
                                                                             -----------------
                                                                             -----------------

    The Underwriting Agreement provides that the obligations of the Underwriters are subject to certain conditions precedent and that, if any of the foregoing shares of Common Stock are purchased by the Underwriters pursuant to the Underwriting Agreement, all such shares must be so purchased. The Company and, to a limited extent, the Selling Stockholders have agreed to indemnify the Underwriters against certain liabilities, including liabilities under the Securities Act, or to contribute to payments that the Underwriters may be required to make in respect thereof.

    The Company and the Selling Stockholders have been advised that the Underwriters propose initially to offer the shares of Common Stock to the public at the public offering price set forth on the cover page of this Prospectus and to certain selected dealers (who may include the Underwriters) at such public offering price less a concession not to exceed $1.14 per share. The selected dealers may reallow a concession to certain other dealers not to exceed $0.10 per share. After the Offering to the public, the public offering price, the concession to selected dealers and the reallowance to other dealers may be changed by the Underwriters.

    In order to facilitate this Offering, certain persons participating in this Offering may engage in transactions that stabilize, maintain or otherwise affect the price of the Common Stock during and after this Offering. Specifically, the Underwriters may over-allot or otherwise create a short position in the Common Stock for their own account by selling more shares of Common Stock than have been sold to them by the Company and the Selling Stockholders. The Underwriters may elect to cover any such short position by purchasing shares of Common Stock in the open market or by exercising the over-allotment option granted to the Underwriters. In addition, such persons may stabilize or maintain the price of the Common Stock by bidding for or purchasing shares of Common Stock in the open market and may impose penalty bids, under which selling concessions allowed to syndicate members or other broker-dealers participating in this Offering are reclaimed if shares of Common Stock previously distributed in this Offering are repurchased in connection with stabilization transactions or otherwise. The effect of these transactions may be to stabilize or maintain the market price of the Common Stock at a level above that which might otherwise prevail in the open market. The imposition of a penalty bid may also affect the price of the Common Stock to the extent that it discourages resales thereof. No representation is made as to the magnitude or effect of any such stabilization or other transactions. Such transactions may be effected on the Nasdaq National Market or otherwise and, if commenced, may be discontinued at any time.

    Certain persons participating in this Offering may also engage in passive market making transactions in the Common Stock on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriting and selling group members participating in a distribution that are also registered Nasdaq market makers in the security being distributed (or a related security) to engage in limited passive market making transactions during the period when Regulation M would otherwise prohibit such activity. In general, a passive market maker may not bid for or purchase a security at a price that exceeds the highest independent bid for those securities by a person that is not participating in the distribution and must identify its passive market making bids on Nasdaq electronic inter-dealer reporting system. In addition, the net daily purchases made by a passive market maker generally may not exceed 30% of such market maker's average daily trading volume in the security for the two full consecutive calendar months (or any 60 consecutive days ending within 10 days) immediately preceding the date of filing of the Registration Statement of which this Prospectus forms a part.

    Of the shares being sold by the Selling Stockholders, 1,117,002 shares (1,119,038 shares if the Underwriters' over-allotment option is exercised in full) are issuable pursuant to currently exercisable and fully transferable Warrants. Concurrent with the closing of this Offering, certain Selling Stockholders will sell such Warrants to the Underwriters in consideration of the payment of a per share amount equal to the difference between the Proceeds to Selling Stockholders set forth on the cover page of this Prospectus and the Warrant exercise price. The Underwriters will then exercise the Warrants by paying the Company the exercise price ranging from $0.10 to $0.15 per Warrant and sell the shares issuable upon exercise of the Warrants to the public at the Price to Public set forth on the cover page of this Prospectus.

    The Selling Stockholders have granted the Underwriters an option to purchase up to 600,000 additional shares of Common Stock (including 2,036 shares of Common Stock issuable upon exercise of Warrants to be transferred to the Underwriters by certain Selling Stockholders pursuant to such option) at the public offering price less the underwriting discounts and commissions set forth on the cover page of this Prospectus, solely to cover over-allotments, if any. With respect to any Warrants, the consideration payable upon exercise of such option shall also deduct the applicable Warrant exercise price, as described in the preceding paragraph. Such option may be exercised at any time until 30 days after the date of this Prospectus. If the Underwriters exercise such option, each of the Underwriters will be committed, subject to certain conditions, to purchase a number of additional shares (and Warrants) proportionate to such Underwriter's initial commitment as indicated in the preceding table.

    Each of the Company, its directors and executive officers, the Selling Stockholders and certain other significant stockholders of the Company has agreed that for a period of 90 days from the date of this Prospectus, it will not, without the prior written consent of the Representatives, issue, sell, offer or agree to sell, grant any option for the sale, or otherwise dispose of, directly or indirectly, any Common Stock or any securities substantially similar to the Common Stock or any securities convertible into, exercisable for or exchangeable for Common Stock or securities substantially similar to the Common Stock, otherwise than in this Offering or upon the exercise of presently outstanding stock options.

    Chase Securities is an affiliate of Chase Bank which is the agent and a lender under the Credit Agreement. A portion of the proceeds of this Offering will be used to repay certain indebtedness outstanding under the Credit Agreement. See "Use of Proceeds" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources." Chase Securities is also an affiliate of CMIH which is a material stockholder of the Company and one of the Selling Stockholders in this Offering. As a result of the repayment of certain indebtedness with the proceeds of the Offering and the sale by CMIH of shares of Common Stock in the Offering, affiliates of Chase Securities will receive more than 10% of the net proceeds of the Offering. Accordingly, this Offering is being conducted in compliance with Rule 2710(c)(8) of the Conduct Rules of the National Association of Securities Dealers, Inc. ("NASD") and the public offering price of the Common Stock can be no higher than that recommended by a "qualified independent underwriter" meeting certain standards. Bear, Stearns & Co. Inc. has agreed to serve in such capacity and will recommend a price in compliance with the requirements of such rule. Bear, Stearns & Co. Inc. has performed due diligence investigations and participated in the preparation of this Prospectus and the Registration Statement of which this Prospectus forms a part. In accordance with the provisions of NASD rules, the Underwriters will not confirm sales to any account over which they exercise discretionary authority without the specific prior written approval of the customer. Chase Securities and its affiliates have provided investment banking and general financing and banking services to the Company and its predecessors for which Chase Securities and its affiliates have received customary compensation. Chase Securities and its affiliates may provide similar or other services in the future to the Company. See "Certain Transactions--Certain Interests of Chase" and "Principal and Selling Stockholders."

                                 LEGAL MATTERS

    Certain legal matters with respect to the Common Stock have been passed upon for the Company and certain Selling Stockholders by Weil, Gotshal & Manges LLP, Dallas, Texas and New York, New York, and for the Underwriters by Haynes and Boone, LLP, Dallas, Texas.

                                    EXPERTS

    The consolidated financial statements and related schedule of the Company as of and for each of the years ended December 31, 1995 and 1996 and the consolidated financial statements and schedule of United for the seven months ended March 30, 1995 appearing in the Company's Annual Report (Form 10-K) for the year ended December 31, 1996 have been audited by Ernst & Young LLP, independent auditors, as set forth in their reports thereon included therein and incorporated herein by reference. Such consolidated financial statements and related schedules and reports of independent auditors thereon have also been included herein. Such consolidated financial statements and related schedules are included herein and incorporated herein by reference in reliance upon such reports given upon the authority of such firm as experts in accounting and auditing.

    With respect to the unaudited condensed consolidated interim financial information for the three months ended March 31, 1996 and 1997 and June 30, 1996 and 1997 and for the six months ended June 30, 1996 and 1997, incorporated by reference in this Prospectus, Ernst & Young LLP have reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate reports, included in the Company's Quarterly Reports on Form 10-Q for the quarters ended March 31, 1997 and June 30, 1997, and incorporated herein by reference, state that they did not audit and they do not express an opinion on that interim financial information. Accordingly, the degree of reliance on their reports on such information should be restricted considering the limited nature of the review procedures applied. The independent auditors are not subject to the liability provisions of Section 11 of the Securities Act for their reports on the unaudited interim financial information because these reports are not a "report" or a "part" of the Registration Statement prepared or certified by the auditors within the meaning of Sections 7 and 11 of the Securities Act.

    The consolidated financial statements of Associated for the year ended December 31, 1994 included in this Prospectus and the consolidated financial statements of United for the year ended August 31, 1994 included in this Prospectus have been audited by Arthur Andersen LLP, as indicated in its reports with respect thereto, and are included herein in reliance upon the authority of such firm as experts in accounting and auditing.

                             AVAILABLE INFORMATION

    The Company has filed with the Commission a Registration Statement on Form S-2 under the Securities Act with respect to the Common Stock offered hereby. This Prospectus, which constitutes a part of the Registration Statement, does not contain all of the information set forth in the Registration Statement, certain items of which are contained in exhibits to the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Common Stock offered hereby, reference is made to the Registration Statement, including the exhibits thereto, which may be inspected without charge at the public reference facility maintained by the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, and copies of which may be obtained from the Commission at prescribed rates. Statements made in this Prospectus concerning the contents of any document referred to herein are not necessarily complete. With respect to each such document filed with the Commission as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Exchange Act and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information filed by the Company with the Commission can be inspected without charge and copied, at prescribed rates, at the Public Reference Section of the Commission at Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 2549, and the Regional Offices of the Commission at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511, and 7 World Trade Center, New York, New York 10048. Such material may also be accessed electronically by means of the Commission's web site on the Internet at http://www.sec.gov.

    The Common Stock is listed on the Nasdaq National Market, and such reports, proxy statements and other information can also be inspected and copied at the offices of the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006.

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    This Prospectus incorporates by reference documents that are not presented herein or delivered herewith. The Company undertakes to provide without charge to each person to whom a copy of this Prospectus has been delivered, upon the written or oral request of any such person, a copy of any or all of the documents incorporated by reference herein, other than the exhibits to such documents, unless such exhibits are specifically incorporated by reference into the information that this Prospectus incorporates. Written or oral requests for such copies should be directed to: United Stationers Inc., 2200 East Golf Road, Des Plaines, Illinois 60016-1267, Attention: Investor Relations, telephone number (847) 699-5000.

    The following documents, which have been filed by the Company with the Commission, are hereby incorporated by reference in this Prospectus:

    1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996;

    2. The Company's Quarterly Reports on Form 10-Q for the first and second quarters ended March 31, 1997 and June 30, 1997, respectively; and

    3.  The Company's Current Report on Form 8-K dated May 27, 1997.

    Any statement contained in this Prospectus or in a document incorporated or deemed to be incorporated by reference in this Prospectus shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained in this Prospectus or in any other subsequently filed document that also is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

                         INDEX TO FINANCIAL STATEMENTS

UNITED STATIONERS INC. (THE COMPANY, PREVIOUSLY ASSOCIATED HOLDINGS, INC.) AND SUBSIDIARIES
  Report of Independent Auditors..........................................................................        F- 2
  Report of Independent Public Accountants................................................................        F- 3
  Consolidated Balance Sheets as of December 31, 1995 and 1996............................................        F- 4
  Consolidated Statements of Income for the Years Ended December 31, 1994, 1995 and
    1996..................................................................................................        F- 5
  Consolidated Statements of Changes in Stockholders' Equity for the Years Ended December 31, 1994, 1995
    and 1996..............................................................................................        F- 6
  Consolidated Statements of Cash Flows for the Years Ended December 31, 1994, 1995 and 1996..............        F- 7
  Notes to Consolidated Financial Statements..............................................................        F- 8
  Condensed Consolidated Balance Sheets as of December 31, 1996 (audited) and June 30, 1997 (unaudited)...        F-25
  Condensed Consolidated Statements of Income for the Six Months Ended June 30, 1996 and 1997
    (unaudited)...........................................................................................        F-26
  Condensed Consolidated Statements of Cash Flows for the Six Months Ended June 30, 1996 and 1997
    (unaudited)...........................................................................................        F-27
  Notes to Condensed Consolidated Financial Statements....................................................        F-28
  Consolidated Quarterly Financial Data (unaudited).......................................................        F-31

UNITED STATIONERS INC. AND SUBSIDIARY
  Report of Independent Auditors..........................................................................        F-32
  Report of Independent Public Accountants................................................................        F-33
  Consolidated Statements of Operations for the year ended August 31, 1994, and for the seven months ended
    March 31, 1994 (unaudited) and March 30, 1995.........................................................        F-34
  Consolidated Statements of Changes in Stockholders' Investment for the year ended August 31, 1994 and
    for the seven months ended March 30, 1995.............................................................        F-35
  Consolidated Statements of Cash Flows for the year ended August 31, 1994 and for the seven months ended
    March 31, 1994 (unaudited) and March 30, 1995.........................................................        F-36
  Notes to Consolidated Financial Statements..............................................................        F-37

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of
Directors of United Stationers Inc.

    We have audited the accompanying consolidated balance sheets of United Stationers Inc. and Subsidiaries as of December 31, 1995 and 1996, and the related consolidated statements of income, changes in stockholders' equity and cash flows for each of the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of United Stationers Inc. and Subsidiaries at December 31, 1995 and 1996, and the consolidated results of their operations and their cash flows for each of the years then ended in conformity with generally accepted accounting principles.

    As discussed in Note 3 to the consolidated financial statements, in 1995, the Company changed its method of valuing inventory from the first-in, first-out
(FIFO) method to the last-in, first-out (LIFO) method.

                                          /s/ ERNST & YOUNG LLP

Chicago, Illinois

January 28, 1997

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors of
Associated Holdings, Inc.:

    We have audited the accompanying consolidated statements of income, changes in stockholders' equity and cash flows of ASSOCIATED HOLDINGS, INC. (a Delaware corporation) AND SUBSIDIARY for the year ended December 31, 1994. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of Associated Holdings, Inc. and subsidiary for the year ended December 31, 1994, in conformity with generally accepted accounting principles.

                                          /s/ ARTHUR ANDERSEN LLP

Chicago, Illinois

January 23, 1995

                    UNITED STATIONERS INC. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                             (DOLLARS IN THOUSANDS)

                                                                                               DECEMBER 31,
                                                                                        --------------------------
                                                                                            1995          1996
                                                                                        ------------  ------------
ASSETS
Current assets:
Cash and cash equivalents.............................................................  $     11,660  $     10,619
Accounts receivable, less allowance for doubtful accounts of $7,315 in 1995 and $6,318
  in 1996.............................................................................       265,827       291,401
Inventories...........................................................................       381,618       463.239
Other.................................................................................        30,903        25,221
                                                                                        ------------  ------------
  Total current assets................................................................       690,008       790,480
Property, plant and equipment, at cost
Land..................................................................................        24,856        21,878
Buildings.............................................................................       105,136        97,029
Fixtures and equipment................................................................        96,467       102,092
Leasehold improvements................................................................         1,634         1,040
Assets under capital lease............................................................         3,002         3,002
                                                                                        ------------  ------------
  Total property, plant and equipment.................................................       231,095       225,041
Less--accumulated depreciation and amortization.......................................        31,114        51,266
                                                                                        ------------  ------------
  Net Property, Plant and Equipment...................................................       199,981       173,775
Goodwill..............................................................................        77,786       115,449
Other.................................................................................        33,608        30,163
                                                                                        ------------  ------------
Total assets..........................................................................  $  1,001,383  $  1,109,867
                                                                                        ------------  ------------
                                                                                        ------------  ------------

LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
Current maturities of long-term debt and capital lease................................  $     23,886  $     46,923
Accounts payable......................................................................       194,567       238,124
Accrued expenses......................................................................       107,622        93,789
Accrued income taxes..................................................................         8,468         6,671
                                                                                        ------------  ------------
  Total current liabilities...........................................................       334,543       385,507
Deferred income taxes.................................................................        34,380        36,828
Long-term debt........................................................................       526,198       552,613
Other long-term liabilities...........................................................        18,505        15,502
Redeemable preferred stock
Preferred stock Series A, $0.01 par value; 15,000 authorized; 5,000 issued and
  outstanding; 2,437 and 3,086, respectively, accrued.................................         7,437         8,086
Preferred stock Series C, $0.01 par value; 15,000 authorized; 10,604, and 11,699,
  respectively, issued and outstanding................................................        10,604        11,699
                                                                                        ------------  ------------
  Total redeemable preferred stock....................................................        18,041        19,785
Redeemable warrants...................................................................        39,692        23,812
Stockholders' equity
Common stock (voting), $0.10 par value; 40,000,000 authorized; 11,446,306 issued and
  outstanding.........................................................................         1,145         1,145
Common stock (nonvoting), $0.01 par value; 5,000,000 authorized; 758,994 issued and
  outstanding.........................................................................             8             8
Capital in excess of par value........................................................        28,871        44,418
Retained earnings.....................................................................       --             30,249
                                                                                        ------------  ------------
  Total stockholders' equity..........................................................        30,024        75,820
                                                                                        ------------  ------------
Total liabilities and stockholders' equity............................................  $  1,001,383  $  1,109,867
                                                                                        ------------  ------------
                                                                                        ------------  ------------

                See notes to consolidated financial statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES
                       CONSOLIDATED STATEMENTS OF INCOME
                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                YEAR ENDED DECEMBER 31,
                                                                       ------------------------------------------
                                                                           1994          1995           1996
                                                                       ------------  -------------  -------------
Net sales............................................................  $    470,185  $   1,751,462  $   2,298,170
Cost of goods sold...................................................       382,299      1,446,949      1,907,209
                                                                       ------------  -------------  -------------
    Gross profit.....................................................        87,886        304,513        390,961
Operating expenses
  Warehousing, marketing and administrative expenses.................        69,765        237,197        277,957
  Restructuring charge...............................................       --               9,759       --
                                                                       ------------  -------------  -------------
    Total operating expenses.........................................        69,765        246,956        277,957
                                                                       ------------  -------------  -------------
Income from operations...............................................        18,121         57,557        113,004
Interest expense.....................................................         7,725         46,186         57,456
                                                                       ------------  -------------  -------------
Income before income taxes and extraordinary item....................        10,396         11,371         55,548
Income taxes.........................................................         3,993          5,128         23,555
                                                                       ------------  -------------  -------------
Income before extraordinary item.....................................         6,403          6,243         31,993
Extraordinary item--loss on early retirement of debt, net of tax
  benefit of $967....................................................       --              (1,449)      --
                                                                       ------------  -------------  -------------
Net income...........................................................         6,403          4,794         31,993
Preferred stock dividends issued and accrued.........................         2,193          1,998          1,744
                                                                       ------------  -------------  -------------
Net income attributable to common stockholders.......................  $      4,210  $       2,796  $      30,249
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
Net income per common and common equivalent share:
  Income before extraordinary item...................................  $       0.51  $        0.33  $        2.03
  Extraordinary item.................................................       --               (0.11)      --
                                                                       ------------  -------------  -------------
Net income...........................................................  $       0.51  $        0.22  $        2.03
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------
Average number of common shares......................................     8,308,780     12,913,229     14,923,477
                                                                       ------------  -------------  -------------
                                                                       ------------  -------------  -------------

                See notes to consolidated financial statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                                                                  NUMBER OF
                                                                REDEEMABLE PREFERRED STOCK                         COMMON
                                                        ------------------------------------------  REDEEMABLE     SHARES
                                                            A          B          C        TOTAL     WARRANTS     (VOTING)
                                                        ---------  ---------  ---------  ---------  -----------  -----------
DECEMBER 31, 1993                                       $   6,138  $   5,943  $   8,915  $  20,996   $   1,435       896,258
  Net income..........................................     --         --         --         --          --           --
  Preferred stock dividends...........................        650        617        926      2,193      --           --
  Other...............................................     --         --         --         --          --           --
  Issuance of common shares...........................     --         --         --         --          --            58,653
  Common shares accrued...............................     --         --         --         --          --             5,435
  Warrants accrued....................................     --         --         --         --             215       --
                                                        ---------  ---------  ---------  ---------  -----------  -----------
DECEMBER 31, 1994                                           6,788      6,560      9,841     23,189       1,650       960,346
  Net income..........................................     --         --         --         --          --           --
  Preferred stock dividends...........................        649        332        763      1,744      --           --
  Repurchase of Series B preferred stock..............     --         (6,892)    --         (6,892)     --           --
  Cash dividends......................................     --         --         --         --          --           --
  Accretion of warrants to fair market value..........     --         --         --         --          37,275       --
  Issuance of warrants from option grant..............     --         --         --         --           2,900       --
  Nonvoting common stock issued for services related
    to financing the Acquisition issued in exchange
    for common stock, warrants and options............     --         --         --         --            (460)     (109,159)
  Increase in value of stock option grants............     --         --         --         --          --           --
  Common stock issued:
    Acquisition.......................................     --         --         --         --          --         4,831,873
    Exercise of warrants..............................     --         --         --         --          (1,673)       58,977
    100% stock dividend...............................     --         --         --         --          --         5,683,463
    Stock option exercises............................     --         --         --         --          --            20,806
    Other.............................................     --         --         --         --          --           --
                                                        ---------  ---------  ---------  ---------  -----------  -----------
DECEMBER 31, 1995                                           7,437     --         10,604     18,041      39,692    11,446,306
  Net income..........................................     --         --         --         --          --           --
  Preferred stock dividends...........................        649     --          1,095      1,744      --           --
  Reduction of warrants to fair market value..........     --         --         --         --         (15,880)      --
  Decrease in value of stock option grants............     --         --         --         --          --           --
  Other...............................................     --         --         --         --          --           --
                                                        ---------  ---------  ---------  ---------  -----------  -----------
DECEMBER 31, 1996                                       $   8,086  $  --      $  11,699  $  19,785   $  23,812    11,446,306
                                                        ---------  ---------  ---------  ---------  -----------  -----------
                                                        ---------  ---------  ---------  ---------  -----------  -----------

                                                                      NUMBER OF                                            TOTAL

                                                          COMMON       COMMON       COMMON     CAPITAL IN                 STOCK-

                                                           STOCK       SHARES        STOCK       EXCESS      RETAINED    HOLDERS'

                                                         (VOTING)    (NONVOTING)   (VOTING)      OF PAR      EARNINGS     EQUITY

                                                        -----------  -----------  -----------  -----------  -----------  ---------

DECEMBER 31, 1993                                        $       9       --        $  --        $   8,997    $   2,416   $  11,422

  Net income..........................................      --           --           --           --            6,403       6,403

  Preferred stock dividends...........................      --           --           --           --           (2,193)     (2,193)

  Other...............................................      --           --           --               51       --              51

  Issuance of common shares...........................           1       --           --            8,999       --           9,000

  Common shares accrued...............................      --           --           --               63       --              63

  Warrants accrued....................................      --           --           --               29       --              29

                                                        -----------  -----------       -----   -----------  -----------  ---------

DECEMBER 31, 1994                                               10       --           --           18,139        6,626      24,775

  Net income..........................................      --           --           --           --            4,794       4,794

  Preferred stock dividends...........................      --           --           --           --           (1,744)     (1,744)

  Repurchase of Series B preferred stock..............      --           --           --           --           --          --

  Cash dividends......................................      --           --           --           --             (254)       (254)

  Accretion of warrants to fair market value..........      --           --           --          (28,538)      (8,737)    (37,275)

  Issuance of warrants from option grant..............      --           --           --           (2,900)      --          (2,900)

  Nonvoting common stock issued for services related
    to financing the Acquisition issued in exchange
    for common stock, warrants and options............         (11)     139,474            1        2,749       --           2,739

  Increase in value of stock option grants............      --           --           --            2,407       --           2,407

  Common stock issued:
    Acquisition.......................................         563      215,614            3       35,223       --          35,789

    Exercise of warrants..............................           6       --           --            1,673       --           1,679

    100% stock dividend...............................         575      403,906            4       --             (579)     --

    Stock option exercises............................           2       --           --               28       --              30

    Other.............................................      --           --           --               90         (106)        (16)

                                                        -----------  -----------       -----   -----------  -----------  ---------

DECEMBER 31, 1995                                            1,145      758,994            8       28,871       --          30,024

  Net income..........................................      --           --           --           --           31,993      31,993

  Preferred stock dividends...........................      --           --           --           --           (1,744)     (1,744)

  Reduction of warrants to fair market value..........      --           --           --           15,880       --          15,880

  Decrease in value of stock option grants............      --           --           --             (339)      --            (339)

  Other...............................................      --           --           --                6       --               6

                                                        -----------  -----------       -----   -----------  -----------  ---------

DECEMBER 31, 1996                                        $   1,145      758,994    $       8    $  44,418    $  30,249   $  75,820

                                                        -----------  -----------       -----   -----------  -----------  ---------

                                                        -----------  -----------       -----   -----------  -----------  ---------


                See notes to consolidated financial statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                     YEAR ENDED DECEMBER 31,
                                                                               -----------------------------------
                                                                                  1994        1995         1996
                                                                               ----------  -----------  ----------
Cash flows from operating activities:
  Net income.................................................................  $    6,403  $     4,794  $   31,993
  Adjustments to reconcile net income to net cash provided by (used in)
    operating activities
    Depreciation.............................................................       4,869       19,708      22,766
    Amortization.............................................................       1,487       10,564       8,609
    Deferred income taxes....................................................      --             (163)      5,299
    Compensation expense on stock option grants..............................      --            2,407        (339)
    Other....................................................................         307          301       1,584
  Changes in operating assets and liabilities, net of acquisitions
    Increase in Accounts Receivable..........................................        (128)     (32,330)    (15,379)
    (Increase) decrease in inventory.........................................      (5,579)      31,656     (71,282)
    (Increase) decrease in other assets......................................        (598)       2,765       1,814
    Increase (decrease) in accounts payable..................................       3,806       (5,104)     36,352
    Increase (decrease) in accrued liabilities...............................       2,260       (3,474)    (17,185)
    Increase (decrease) in other liabilities.................................       1,261       (4,795)     (2,623)
                                                                               ----------  -----------  ----------
        Net cash provided by operating activities............................      14,088       26,329       1,609
Cash flows from investing activities:
  Acquisitions:
    United Stationers Inc., net of cash acquired of $14,500..................      --         (258,438)     --
    Lagasse Bros., Inc.......................................................      --          --          (51,896)
  Capital expenditures.......................................................        (625)      (8,086)     (8,190)
  Proceeds from disposition of property, plant & equipment...................          71           69      11,076
  Other......................................................................      --              164        (861)
                                                                               ----------  -----------  ----------
        Net cash used in investing activities................................        (554)    (266,291)    (49,871)
Cash flows from financing activities:
  Net (repayments) borrowings under revolver.................................      (7,900)      (3,608)     22,000
  Retirements and principal payments of debt.................................      (4,827)    (412,342)    (30,861)
  Borrowings under financing agreements......................................      --          686,854      57,933
  Financing costs............................................................      --          (25,290)     (1,851)
  Issuance of common stock...................................................      --           12,006      --
  Retirement of Series B preferred stock.....................................      --           (6,892)     --
  Cash dividend..............................................................      --             (254)     --
  Other......................................................................          51         (701)     --
                                                                               ----------  -----------  ----------
        Net cash (used in) provided by financing activities..................     (12,676)     249,773      47,221
                                                                               ----------  -----------  ----------
Net change in cash and cash equivalents......................................         858        9,811      (1,041)
Cash and cash equivalents, beginning of year.................................         991        1,849      11,660
                                                                               ----------  -----------  ----------
Cash and cash equivalents, end of year.......................................  $    1,849  $    11,660  $   10,619
                                                                               ----------  -----------  ----------
                                                                               ----------  -----------  ----------

                See notes to consolidated financial statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. BASIS OF PRESENTATION AND PURCHASE ACCOUNTING

    On March 30, 1995, Associated Holdings, Inc. ("Associated") purchased 92.5% of the then outstanding shares of the common stock, $0.10 par value ("Common Stock") of United Stationers Inc. ("United") for approximately $266.6 million in the aggregate pursuant to a tender offer (the "Offer"). Immediately thereafter, Associated merged with and into United (the "Merger" and, collectively with the Offer, the "Acquisition"), and Associated Stationers, Inc. ("ASI"), a wholly owned subsidiary of Associated merged with and into United Stationers Supply Co. ("USSC"), a wholly owned subsidiary of United, with United and USSC continuing as the respective surviving corporations. United, as the surviving corporation following the Merger, is referred to herein as the "Company." As a result of share conversions in the Merger, immediately after the Merger, (i) the former holders of common stock and common stock equivalents of Associated owned shares of Common Stock and warrants or options to purchase shares of Common Stock constituting in the aggregate approximately 80% of the shares of Common Stock on a fully diluted basis, and (ii) holders of pre-Merger United common stock owned in the aggregate approximately 20% of the shares of Common Stock on a fully diluted basis. Although United was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes with Associated as the acquiring corporation.

    The financial information for the year ended December 31, 1995 includes Associated only for the three months ended March 30, 1995 and the results of the Company for the nine months ended December 31, 1995. Financial information prior to 1995 reflects that of Associated only. All common and common equivalent shares have been adjusted to reflect the 100% stock dividend effective November 9, 1995.

    The Acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition with the excess of cost over fair value allocated to goodwill. The purchase price allocation to property, plant and equipment is amortized over the estimated useful lives ranging from 3 to 40 years. Goodwill is amortized over 40 years.

    The total purchase price of United by Associated and its allocation to assets and liabilities acquired are as follows (dollars in thousands):

Purchase price:
  Price of United shares purchased by Associated.................  $ 266,629
  Fair value of United shares not acquired in the Offer..........     21,618
  Transaction costs..............................................      6,309
                                                                   ---------
  Total purchase price...........................................  $ 294,556
                                                                   ---------
                                                                   ---------
Allocation of purchase price:
  Current assets.................................................  $ 542,993
  Property, plant and equipment..................................    151,012
  Goodwill.......................................................     74,503
  Other assets...................................................      7,699
  Liabilities assumed............................................   (481,651)
                                                                   ---------
  Total purchase price...........................................  $ 294,556
                                                                   ---------
                                                                   ---------

                    UNITED STATIONERS INC. AND SUBSIDIARIES

1. BASIS OF PRESENTATION AND PURCHASE ACCOUNTING (CONTINUED)
    Immediately following the Merger, the number of outstanding shares of Common Stock was 11,996,154 (or 13,947,440 on a fully diluted basis), of which (i) the former holders of Class A Common Stock, $0.01 par value, and Class B Common Stock, $0.01 par value, of Associated (collectively "Associated Common Stock") and warrants or options to purchase Associated Common Stock in the aggregate owned 9,206,666 shares constituting approximately 76.7% of the outstanding shares of Common Stock and outstanding warrants or options for 1,951,286 shares (collectively 80.0% on a fully diluted basis) and (ii) pre-Merger holders of shares of Common Stock (other than Associated-owned and treasury shares) in the aggregate owned 2,789,488 shares of Common Stock constituting approximately 23.3% of the outstanding shares (or 20.0% on a fully diluted basis). As used in this paragraph, the term " Common Stock " includes shares of Nonvoting Common Stock, $0.01 par value, of the Company, which are immediately convertible into Voting Common Stock.

    On October 31, 1996, the Company acquired all of the capital stock of Lagasse Bros., Inc. ("Lagasse") for approximately $51.9 million. The acquisition was financed primarily through senior debt . The Lagasse acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition with the excess of cost over fair value of approximately $39.0 million allocated to goodwill. The financial information for the year ended December 31, 1996 includes the results of Lagasse for two months ended December 31, 1996. The actual and pro forma effects of this acquisition are not material.

2. OPERATIONS

    The Company is a national wholesale distributor of business products. The Company offers approximately 30,000 items from more than 500 manufacturers. This includes a broad spectrum of office products, computer supplies, office furniture and facilities management supplies. The Company primarily serves commercial and contract office products dealers. Its customers include more than 15,000 resellers--such as computer products resellers, office furniture dealers, mass merchandisers, sanitary supply distributors, warehouse clubs, mail order houses and office products superstores. The Company has a distribution network of 41 Regional Distribution Centers. Through its integrated computer system, the Company provides a high level of customer service and overnight delivery. In addition, the Company has 14 Lagasse Distribution Centers, specifically serving janitorial and sanitary supply distributors.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany accounts and transactions have been eliminated in consolidation.

    REVENUE RECOGNITION

    Revenue is recognized when a product is shipped and title is transferred to the customer in the period the sale is reported.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    CASH AND CASH EQUIVALENTS

    Investments in low-risk instruments that have original maturities of three months or less are considered to be cash equivalents. Cash equivalents are stated at cost which approximates market value.

    INVENTORIES

    Inventories constituting approximately 94% of total inventories at December 31, 1995 and 1996 have been valued under the last-in, first-out (LIFO) method. Prior to 1995, all inventories were valued under the first-in, first-out (FIFO) method. Effective January 1, 1995, Associated changed its method of accounting for the cost of inventory from the FIFO method to the LIFO method. Associated made this change in contemplation of its acquisition of United (accounted for as a reverse acquisition) so that its method would conform to that of United. Associated believed that the LIFO method provided a better matching of current costs and current revenues and that earnings reported under the LIFO method were more easily compared to that of other companies in the wholesale industry where the LIFO method is common. This change resulted in a charge to pre-tax income of the Company of approximately $8.8 million ($5.3 million net of tax benefit of $3.5 million) or $0.37 per common and common equivalent share for the year ended December 31, 1995. The cumulative effect of this accounting change for years prior to 1995 is not determinable, nor are the pro forma effects of retroactive application of the LIFO method to prior years. Inventory valued under the FIFO and LIFO accounting methods are recorded at the lower of cost or market. If the lower of FIFO cost or market method of inventory accounting had been used by the Company for all inventories, merchandise inventories would have been approximately $8.8 million and $4.8 million higher than reported at December 31, 1995 and 1996, respectively.

    PROPERTY, PLANT AND EQUIPMENT

    Property, plant and equipment is recorded at cost. Depreciation and amortization are determined by using the straight-line method over the estimated useful lives of the assets.

    The estimated useful life assigned to fixtures and equipment is from two to ten years; the estimated useful life assigned to buildings does not exceed 40 years; leasehold improvements and assets under capital leases are amortized over the lesser of their useful lives or the term of the applicable lease.

    GOODWILL

    Goodwill represents the excess cost over the value of net assets of businesses acquired and is amortized on a straight-line basis over 40 years. The Company continually evaluates whether events or circumstances have occurred indicating that the remaining estimated useful life of goodwill may not be appropriate. When factors indicate that goodwill should be evaluated for possible impairment, the Company will use an estimate of undiscounted future operating income compared to the carrying value of goodwill to determine if a write-off is necessary. The cumulative amount of goodwill amortized at December 31, 1995 and 1996 is $1,953,000 and $4,047,000, respectively.

    SOFTWARE CAPITALIZATION

    The Company capitalizes major internal and external systems development costs determined to have benefits for future periods. Amortization is recognized over the periods in which the benefits are realized, generally not to exceed three years.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    INCOME TAXES

    Income taxes are accounted for using the liability method under which deferred income taxes are recognized for the estimated tax consequences for temporary differences between the financial statement carrying amounts and the tax basis of assets and liabilities. Provision has not been made for deferred U.S. income taxes on the undistributed earnings of the Company's foreign subsidiaries since these earnings are intended to be permanently invested.

    NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

    Net income per common and common equivalent share is based on net income after preferred stock dividend requirements. Primary and fully diluted earnings per share are based on the weighted average number of common and common equivalent shares outstanding during the period. Stock options and warrants are considered to be common equivalent shares.

    FOREIGN CURRENCY TRANSLATION

    The functional currency for the Company's foreign operations is the local currency.

    RECLASSIFICATION

    Certain amounts from prior periods have been reclassified to conform to the 1996 basis of presentation. During the fourth quarter of 1996, the Company reclassified certain delivery and occupancy costs from operating expenses to cost of goods sold to conform the Company's presentation to the presentation used by others in the business products industry. The following table sets forth the impact of the reclassification for the years presented in the Consolidated Statements of Income:

                                                                      FOR THE YEAR ENDED
                                                                         DECEMBER 31,
                                                                -------------------------------
                                                                 1994(1)    1995(2)     1996
                                                                ---------  ---------  ---------
Gross Margin as a Percent of Net Sales:
  Gross margin prior to reclassification......................      24.0%      21.8%      21.0%
  Gross margin as reported herein.............................      18.7%      17.4%      17.0%
Operating Expenses as a Percent of Net Sales:
  Operating expense ratio prior to reclassification...........      20.1%      17.9%(3)     16.1%
  Operating expense ratio as reported herein..................      14.8%      13.5%(3)     12.1%

------------------------

(1) Reflects the results of Associated only.

(2) Includes Associated only for the three months ended March 30, 1995 and the results of the Company for the nine months ended December 31, 1995.

(3) Excludes a restructuring charge of $9.8 million.

    USE OF ESTIMATES

    The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the

                    UNITED STATIONERS INC. AND SUBSIDIARIES

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
Consolidated Financial Statements and accompanying notes. Actual results could differ from these estimates.

    NEW ACCOUNTING PRONOUNCEMENTS

    During 1996, the Company adopted the supplemental disclosure requirement of Financial Accounting Standards Board Statement No. 123 (SFAS No. 123), "Accounting for Stock-Based Compensation." SFAS No. 123 encourages but does not require adoption of a fair value method of accounting for stock options. For those entities which do not elect to adopt the fair value method, the new standard requires supplemental disclosure regarding the pro forma effects of that method. The Company has chosen to continue to account for stock-based compensation using the intrinsic value based method of accounting prescribed by the Accounting Principles Board Opinion No. 25 (APB No. 25), "Accounting for Stocks Issued to Employees," and related Interpretations. Adoption of SFAS No. 123 will have no impact on the financial position or results of operations of the Company.

    During 1996, the Company adopted Financial Accounting Standards Board Statement No. 121 (SFAS No. 121), "Accounting for the Impairment of Long-Lived Assets and Long-Lived Assets to be Disposed Of." SFAS No. 121 requires that an impairment loss be recorded on long-lived assets used in operations when indicators of impairment are present and the undiscounted cash flows estimated to be generated by those assets are less than the assets' carrying amount. SFAS No. 121 also addresses the accounting for long-lived assets that are expected to be disposed. The effect of adoption was not material.

4. BUSINESS COMBINATION AND RESTRUCTURING CHARGE

    The following summarized unaudited pro forma operating data for the years ended December 31, 1994 and 1995 is presented giving effect to the Acquisition as if it had been consummated at the beginning of the respective periods and, therefore, reflects the results of United and Associated on a consolidated basis. These pro forma results have been prepared for comparative purposes only and do not purport to be indicative of the results of operations that actually would have resulted had the combination been in effect on the dates indicated, or which may result in the future. The pro forma results exclude one-time nonrecurring charges or credits directly attributable to the transaction (dollars in thousands, except share data):

                                                                     PRO FORMA TWELVE MONTHS
                                                                        ENDED DECEMBER 31,
                                                                    --------------------------
                                                                        1994          1995
                                                                    ------------  ------------
Net sales.........................................................  $  1,990,363  $  2,201,860
Income before income taxes........................................         4,237        22,737
Net income........................................................         2,581        13,063
Net income per primary and fully diluted common and common
  equivalent share................................................  $       0.07  $       0.80

    The pro forma income statement adjustments consist of (i) increased depreciation expense resulting from the write-up of certain fixed assets to fair value, (ii) additional incremental goodwill amortization, (iii) additional incremental interest expense due to debt issued, net of debt retired, and (iv) reduction in preferred stock dividends due to the repurchase of the Series B preferred stock.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

4. BUSINESS COMBINATION AND RESTRUCTURING CHARGE (CONTINUED)
    The historical results for the twelve months ended December 31, 1995 include a restructuring charge of $9.8 million ($5.9 million net of tax benefit of $3.9 million). The restructuring charge included severance costs totaling $1.8 million. The Company's consolidation plan specified that 330 distribution, sales and corporate positions, 180 of which related to pre-Merger Associated, were to be eliminated substantially within one year following the Merger. The Company has achieved its target, with the related termination costs of approximately $1.8 million charged against the reserve. The restructuring charge also included distribution center closing costs totaling $6.7 million and stockkeeping unit reduction costs totaling $1.3 million. The consolidation plan called for the closing of eight redundant distribution centers, six of which related to pre-Merger Associated, and the elimination of overlapping inventory items from the Company's catalogs substantially within the one-year period following the Merger. Estimated distribution center closing costs included (i) the net occupancy costs of leased facilities after they are vacated until expiration of leases and (ii) the losses on the sale of owned facilities and the facilities' furniture, fixtures, and equipment. Estimated stockkeeping unit reduction costs included losses on the sale of inventory items which have been discontinued solely as a result of the Acquisition. As of December 31, 1996, five of the six redundant pre-Merger Associated distribution centers have been closed with $5.5 million charged against the reserve and $2.0 million related to stockkeeping unit reduction costs have also been charged against the reserve. As of December 31, 1996, the Company's consolidation plan has been substantially completed. Seven of the eight redundant distribution centers have been closed. The restructuring reserve balance at December 31, 1996 of $0.5 million is expected to be adequate to cover the remaining estimated expenditures related to integration and transition costs.

    The historical results for 1995 also included an extraordinary charge of approximately $2.4 million ($1.4 million net of tax benefit of $1.0 million) of financing costs and original issue discount relating to the debt retired. In addition, the historical results for 1995 included compensation expense relating to an increase in the value of employee stock options of approximately $1.5 million ($0.9 million net of tax benefit of $0.6 million) as a result of the Acquisition and Merger. The pro forma twelve months ended December 31, 1995 do not include the extraordinary write-off.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

5. LONG-TERM DEBT

    Long-term debt consists of the following amounts (dollars in thousands):

                                                                           1995        1996
                                                                        ----------  ----------
Revolver..............................................................  $  185,000  $  207,000
Term Loans
  Tranche A, due in installments until September 30, 2001.............      --         144,374
  Tranche B, due in installments until September 30, 2003.............      --          64,750
  Tranche A, due in installments until March 31, 2000.................     110,053      --
  Tranche B, due in installments until March 31, 2002.................      71,837      --
Senior Subordinated Notes.............................................     150,000     150,000
Mortgage at 9.4%, due in installments until 1999......................       2,174       2,071
Industrial development bonds, at market interest rates, maturing at
  various dates through 2011..........................................      14,300      14,300
Industrial development bonds, at 66% to 79% of prime, maturing at
  various dates through 2004..........................................      15,500      15,500
Other long-term debt..................................................         313         175
                                                                        ----------  ----------
                                                                           549,177     598,170
  Less--current maturities............................................     (22,979)    (45,557)
                                                                        ----------  ----------
                                                                        $  526,198  $  552,613
                                                                        ----------  ----------
                                                                        ----------  ----------

    The prevailing prime interest rate at the end of 1995 and 1996 was 8.5% and 8.25%, respectively.

    As of December 31, 1996, the credit facilities under the Amended and Restated Credit Agreement (the "Credit Agreement") consisted of $209.1 million of term loan borrowings (the "Term Loan Facilities"), and up to $325.0 million of revolving loan borrowings (the "Revolving Credit Facility"). This agreement was amended to provide funding for the acquisition of Lagasse Bros., Inc., to extend the maturities, to adjust the pricing and to revise certain covenants. In addition, the Company has $150.0 million of 12 3/4% Senior Subordinated Notes due 2005 (the "Notes").

    The Term Loan Facilities consist of a $144.4 million Tranche A term loan facility (the "Tranche A Facility") and a $64.7 million Tranche B term loan facility (the "Tranche B Facility"). Quarterly payments under the Tranche A facility range from $5.63 million at December 31, 1996 to $8.30 million at September 30, 2001. Quarterly payments under the Tranche B Facility range from $0.25 million at December 31, 1996 to $6.64 million at September 30, 2003. On March 31, 1997, principal payments of $15.9 million and $7.4 million are required to be paid from Excess Cash Flow (as defined in the Credit Agreement) at December 31, 1996 for the Tranche A and Tranche B Facilities, respectively.

    The Revolving Credit Facility is limited to the lesser of $325.0 million or a borrowing base equal to: 80% of Eligible Receivables (as defined in the Credit Agreement); plus 50% of Eligible Inventory (as defined in the Credit Agreement) (provided that no more than 60% or, during certain periods 65%, of the Borrowing Base may be attributable to Eligible Inventory); plus the aggregate amount of cover for Letter of Credit Liabilities (as defined in the Credit Agreement). In addition, for each fiscal year, the Company must repay revolving loans so that for a period of 30 consecutive days in each fiscal year the aggregate revolving loans do not exceed $250.0 million. The Revolving Credit Facility matures on October 31, 2001.

    The Term Loan Facilities and the Revolving Credit Facility are secured by first priority pledges of the stock of USSC, all of the stock of the domestic direct and indirect subsidiaries of USSC, certain of the

                    UNITED STATIONERS INC. AND SUBSIDIARIES

5. LONG-TERM DEBT (CONTINUED)
stock of all of the foreign direct and indirect subsidiaries of USSC and security interests in, and liens upon, all accounts receivable, inventory, contract rights and other certain personal and certain real property of USSC and its domestic subsidiaries.

    The loans outstanding under the Term Loan Facilities and the Revolving Credit Facility bear interest as determined within a set range with the rate based on the ratio of total debt to earnings before interest, taxes, depreciation and amortization ("EBITDA"). The Tranche A Facility and the Revolving Credit Facility bear interest, at prime plus 0.25% to 1.25% or, at the Company's option, LIBOR plus 1.50% to 2.50%. The Tranche B Facility bears interest at prime plus 1.25% to 1.75% or, at the Company's option, LIBOR plus 2.50% to 3.00%.

    The Credit Agreement contains representations and warranties, affirmative and negative covenants and events of default customary for financings of this type. As of December 31, 1996, the Company was in compliance with all covenants contained in the Credit Agreement.

    The Company is exposed to market risk for changes in interest rates. The Company may enter into interest rate protection agreements, including collar agreements, to reduce the impact of fluctuations in interest rates on a portion of its variable rate debt. Such agreements generally require the Company to pay to or entitle the Company to receive from the other party the amount, if any, by which the Company's interest payments fluctuate beyond the rates specified in the agreements. The Company is subject to the credit risk that the other party may fail to perform under such agreements. The Company's allocated cost of such agreements is amortized to interest expense over the term of the agreements, and the unamortized cost is included in other assets. Payments received or made as a result of the agreements, if any, are recorded as an addition or a reduction to interest expense. At December 31, 1996, the Company had agreements which collar $200.0 million of the Company's borrowings under the Credit Facilities at interest rates between 8.0% and 6.0%, which expire in April 1998. For the years ended December 31, 1995 and 1996, the Company recorded $0.1 million and $0.9 million, respectively, to interest expense resulting from interest rate fluctuations beyond the rates specified in the collar agreements.

    The right of United to participate in any distribution of earnings or assets of USSC is subject to the prior claims of the creditors of USSC. In addition, the Credit Agreement contains certain restrictive covenants, including covenants that restrict or prohibit USSC's ability to pay dividends and make other distributions to United.

    Debt maturities for the years subsequent to December 31, 1996 are as follows (dollars in thousands):

YEAR                                                                                  AMOUNT
----------------------------------------------------------------------------------  ----------
1997..............................................................................  $   45,557
1998..............................................................................      26,609
1999..............................................................................      32,724
2000..............................................................................      34,717
2001..............................................................................     242,996
Later years.......................................................................     215,567
                                                                                    ----------
                                                                                    $  598,170
                                                                                    ----------
                                                                                    ----------

    At December 31, 1995 and 1996, the Company had available letters of credit of $56.0 million and $55.3 million, respectively, of which $56.0 million and $52.8 million, respectively, were outstanding.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

6. LEASES

    The Company has entered into several non-cancelable long-term leases for property and equipment. Future minimum lease payments for non-cancelable leases in effect at December 31, 1996 having initial remaining terms of more than one year are as follows (dollars in thousands):

                                                                            CAPITAL    OPERATING
YEAR                                                                         LEASE     LEASES(1)
-------------------------------------------------------------------------  ---------  -----------
1997.....................................................................  $   1,479   $  18,191
1998.....................................................................        487      15,452
1999.....................................................................     --          13,000
2000.....................................................................     --          10,285
2001.....................................................................     --           8,185
Later years..............................................................     --          21,660
                                                                           ---------  -----------
Total minimum lease payments.............................................      1,966   $  86,773
                                                                                      -----------
                                                                                      -----------
Less amount representing interest........................................        134
                                                                           ---------
Present value of net minimum Lease payments (including current Portion of
  $1,366)................................................................  $   1,832
                                                                           ---------
                                                                           ---------

------------------------

(1) Operating leases are net of immaterial sublease income.

    Rental expense for all operating leases was approximately $3.0 million, $14.2 million and $18.8 million in 1994, 1995 and 1996, respectively.

7. PENSION PLANS AND DEFINED CONTRIBUTION PLAN

    PENSION PLANS

    In connection with the Merger and Acquisition, the Company assumed the pension plans of United. Associated did not have a pension plan. Former Associated employees entered the pension plans on July 1, 1996. As of this date, the Company has pension plans covering substantially all of its employees. Non-contributory plans covering non-union employees provide pension benefits that are based on years of credited service and a percentage of annual compensation. Non-contributory plans covering union members generally provide benefits of stated amounts based on years of service. The Company funds the plans in accordance with current tax laws.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

7. PENSION PLANS AND DEFINED CONTRIBUTION PLAN (CONTINUED)
    The following table sets forth the plans' funded status at December 31, 1995 and 1996 (dollars in thousands):

                                                                            1995       1996
                                                                          ---------  ---------
Actuarial Present Value of Benefit Obligation
  Vested benefits.......................................................  $  18,776  $  19,015
  Non-vested benefits...................................................      1,996      1,431
                                                                          ---------  ---------
Accumulated benefit obligation..........................................     20,772     20,446
Effect of projected future compensation levels..........................      2,861      3,110
                                                                          ---------  ---------
Projected benefit obligation............................................     23,633     23,556
Plan assets at fair value...............................................     26,713     28,373
                                                                          ---------  ---------
Plan assets in excess of projected benefit obligation...................      3,080      4,817
Unrecognized prior service cost.........................................     --            720
Unrecognized net gain due to past
  Experience different from assumptions.................................       (507)    (4,348)
                                                                          ---------  ---------
Prepaid pension asset recognized
  In the Consolidated Balance Sheets....................................  $   2,573  $   1,189
                                                                          ---------  ---------
                                                                          ---------  ---------

    The plans' assets consist of corporate and government debt securities and equity securities. Net periodic pension cost for 1995 and 1996 for pension and supplemental benefit plans includes the following components (dollars in thousands):

                                                                            1995       1996
                                                                          ---------  ---------
Service cost-benefit earned during the period...........................  $   1,142  $   1,884
Interest cost on projected benefit obligation...........................      1,157      1,652
Actual return on assets.................................................     (2,711)    (3,468)
Net amortization and deferral...........................................      1,382      1,495
                                                                          ---------  ---------
Net periodic pension cost...............................................  $     970  $   1,563
                                                                          ---------  ---------
                                                                          ---------  ---------

    The assumptions used in accounting for the Company's defined benefit plans for the two years presented are set forth below:

                                                                     1995            1996
                                                                --------------  --------------
Assumed discount rate.........................................           7.25%            7.5%
Rates of compensation increase................................       0.0%-5.5%       0.0%-5.5%
Expected long-term rate of return on plan assets..............            7.5%            7.5%

    DEFINED CONTRIBUTION

    The Company has a defined contribution plan in which all salaried employees and certain hourly paid employees of the Company are eligible to participate following completion of six consecutive months of employment. The plan permits employees to have contributions made as 401(k) salary deferrals on their behalf, or as voluntary after-tax contributions, and provides for Company contributions, or contributions

                    UNITED STATIONERS INC. AND SUBSIDIARIES

7. PENSION PLANS AND DEFINED CONTRIBUTION PLAN (CONTINUED) matching employee salary deferral contributions, at the discretion of the Board of Directors. The Company has no present intention to make Company contributions other than matching contributions. Company contributions for matching of employee contributions were approximately $0.3 million, $0.6 million and $0.9 million in 1994, 1995 and 1996, respectively.

8. POSTRETIREMENT BENEFITS

    In connection with the Merger, the Company assumed the postretirement plan of United on March 30, 1995. Associated did not have a postretirement plan. The plan is unfunded and provides health care benefits to substantially all retired non-union employees and their dependents. Eligibility requirements are based on the individual's age (minimum age of 55), years of service and hire date. The benefits are subject to retiree contributions, deductibles, co-payment provisions and other limitations. Retirees pay one-half of the projected plan costs.

    The following table sets forth the amounts recognized in the Company's Consolidated Balance Sheets as of December 31, 1995 and 1996 (dollars in thousands):

                                                                            1995       1996
                                                                          ---------  ---------
Retirees................................................................  $    (762) $    (877)
Other fully eligible plan participants..................................       (697)      (632)
Other active plan participants..........................................     (1,362)    (1,588)
                                                                          ---------  ---------
Total APBO..............................................................     (2,821)    (3,097)
Unrecognized net loss/(gain)............................................         76         (1)
                                                                          ---------  ---------
Accrued postretirement benefit obligation...............................  $  (2,745) $  (3,098)
                                                                          ---------  ---------
                                                                          ---------  ---------

    The cost of postretirement health care benefits for the year ended December 31, 1995 and 1996 were as follows (dollars in thousands):

                                                                            1995       1996
                                                                          ---------  ---------
Service cost............................................................  $     161  $     239
Interest on accumulated benefit obligation..............................        109        204
                                                                          ---------  ---------
Net postretirement benefit cost.........................................  $     270  $     443
                                                                          ---------  ---------
                                                                          ---------  ---------

    The assumptions used in accounting for the Company's postretirement plan for the two years presented are set forth below (dollars in thousands):

                                                                            1995       1996
                                                                          ---------  ---------
Assumed average health care cost trend rate.............................       3.0%       3.0%
Assumed discount rate...................................................       7.5%       7.5%
Impact of 1% increase in health care costs on:
  Accumulated benefit obligation........................................  $     396  $     450
  Annual service and interest cost......................................  $      46  $      79

                    UNITED STATIONERS INC. AND SUBSIDIARIES

9. STOCK OPTION PLAN

    The Management Equity Plan (the "Plan"), as amended, is administered by the Board of Directors, although the Plan provides that the Board of Directors of the Company may designate an option committee to administer the Plan.

    In September 1995, the Company's Board of Directors approved an amendment to the Plan which provided for the issuance of options to key management employees of the Company exercisable for up to 2.2 million additional shares of its Common Stock. Subsequently, approximately 2.2 million options were granted during 1995 and 1996 to management employees. Some of the options were granted at an option price below market value and the option price of certain options increases by $0.625 on a quarterly basis effective April 1, 1996.

    The stock options granted under the Plan do not vest to the employee until the occurrence of an event (a "Vesting Event") that causes the present non-public equity investors to have received at least a full return of their investment (at cost) in cash, fully tradable marketable securities or the equivalent. A Vesting Event will cause the Company to recognize compensation expense based upon the difference between the fair market value of the Common Stock and the exercise prices of the stock options. If a Vesting Event were to occur, based upon a stock price of $19.50, the Company would recognize a nonrecurring noncash charge of $18.4 million in compensation expense ($10.6 million net of tax benefit of $7.8 million). Each $1.00 change in the fair market value of Common Stock could result in a maximum adjustment to such compensation expense of approximately $2.5 million ($1.4 million net of tax effect of $1.1 million).

    An optionee under the Plan must pay the full option price upon exercise of an option (i) in cash, (ii) with the consent of the Board of Directors of the Company, by delivering shares of Common Stock already owned by such optionee (including shares to be received upon exercise of the option) and having a fair market value at least equal to the exercise price or (iii) in any combination of the foregoing. The Company may require the optionee to satisfy federal tax withholding obligations with respect to the exercise of options by (i) additional withholding from the employee's salary, (ii) requiring the optionee pay in cash or (iii) reducing the number of shares of Common Stock to be issued (except in the case of incentive options).

    The following table summarizes the transactions of the Plan for the last three years:

                                                                       WEIGHTED                        WEIGHTED
                                                                       AVERAGE                         AVERAGE
MANAGEMENT EQUITY PLAN                                                 EXERCISE                        EXERCISE
(EXCLUDING RESTRICTED STOCK)                             1994           PRICES           1995           PRICES           1996
--------------------------------------------------  --------------  --------------  --------------  --------------  --------------
Options outstanding at beginning of the period....         367,160  $        1.45          217,309  $        1.45        2,030,996
Granted...........................................          28,694  $        1.45        1,854,649  $       11.65          650,772
Exercised.........................................        --             --                (20,804) $        1.45         --
Canceled..........................................        (178,545) $        1.45          (20,158) $        1.45         (184,000)
                                                    --------------          -----   --------------         ------   --------------
Options outstanding at end of the period..........         217,309  $        1.45        2,030,996  $       10.73        2,497,768
                                                    --------------          -----   --------------         ------   --------------
                                                    --------------          -----   --------------         ------   --------------

                                                       WEIGHTED
                                                       AVERAGE
MANAGEMENT EQUITY PLAN                                 EXERCISE
(EXCLUDING RESTRICTED STOCK)                            PRICES
--------------------------------------------------  --------------
Options outstanding at beginning of the period....  $       10.73
Granted...........................................  $        7.95
Exercised.........................................       --
Canceled..........................................  $        7.64
                                                           ------
Options outstanding at end of the period..........  $       11.61
                                                           ------
                                                           ------

                    UNITED STATIONERS INC. AND SUBSIDIARIES

9. STOCK OPTION PLAN (CONTINUED)
    The following table summarizes information concerning outstanding options of the Plan at December 31, 1996:

                                                                      REMAINING
                                                        NUMBER       CONTRACTUAL
EXERCISE PRICES                                      OUTSTANDING     LIFE (YEAR)
--------------------------------------------------  --------------  --------------
$ 1.45............................................        385,120           5.09
$ 5.12............................................        207,148           5.74
$14.38............................................      1,905,500           5.74
                                                    --------------
                                                        2,497,768
                                                    --------------
                                                    --------------

    All share and per share data have been restated to reflect the 100% stock dividend effective November 9, 1995 and the conversion of Associated common stock as a result of the Merger.

    During 1996, the Company adopted the supplemental disclosure requirements of SFAS No. 123. Accordingly, the Company is required to disclose pro forma net income and earnings per share as if the fair value-based accounting method in SFAS No. 123 had been used to account for stock-based compensation cost. The Company's stock options granted under the Plan are considered "all or nothing" awards since the options do not vest to the employee until the occurrence of a Vesting Event. The fair value of "all or nothing" awards are measured at the grant date; however, amortization of compensation expense only begins when it is probable that the awards will vest and be earned. Presently, the Company believes that it is less than likely that a Vesting Event will occur. Therefore, there is no compensation expense for pro forma purposes and pro forma net income and earnings per share are the same as that recorded on the face of the income statement.

    The Company uses a binomial option pricing model to estimate the fair value of options at the date of grant. The weighted average assumptions used to value options and the weighted average fair value of options granted during 1995 and 1996 were as follows:

                                                                             1995       1996
                                                                           ---------  ---------
Fair value of options granted............................................  $    9.33  $   17.67
Exercise price...........................................................  $   11.65  $    8.59
Expected stock price volatility..........................................      102.2%      80.7%
Expected dividend yield..................................................        0.0%       0.0%
Risk-free interest rate..................................................        5.9%       5.2%
Expected life of options.................................................    3 years    2 years

10. REDEEMABLE PREFERRED STOCK

    At December 31, 1995 and 1996, the Company had 1,500,000 authorized shares of $0.01 par value preferred stock, of which 15,000 shares were designated as Series A preferred stock, 15,000 shares were designated as Series B preferred stock, 15,000 shares were designated as Series C preferred stock, and 1,455,000 shares remained undesignated. Series B and C preferred stock are junior in relation to the Series A preferred stock. All preferred stock issued at the date of inception was valued at the amount of cash paid or assets received for the stock at $1,000 per share. On July 28, 1995, the Company repurchased all 6,892 shares of Series B preferred stock issued and outstanding for $7.0 million, including accrued and

                    UNITED STATIONERS INC. AND SUBSIDIARIES

10. REDEEMABLE PREFERRED STOCK (CONTINUED) unpaid dividends thereon. All outstanding shares of preferred stock are senior in preference to the Common Stock of United.

    Series A preferred stock must be redeemed by the Company on or before July 31, 2006. Dividends are cumulative at a rate of 10% per annum, payable quarterly. In the event that the Company does not pay dividends in cash, the dividend rate increases to 13% per annum and is payable in stock. During each of the years ended December 31, 1994, 1995, and 1996, 649 shares of Series A preferred stock were accrued but not issued. As of December 31, 1995 and 1996, 2,437 and 3,086 shares of Series A preferred stock have been accrued as dividends but not issued.

    Series C preferred stock is redeemable in four consecutive quarterly installments commencing on April 30, 2001. Dividends are cumulative at a rate of 9% per annum, payable quarterly. In the event that the Company does not pay dividends in cash, the dividend rate increases to 10% per annum and is payable in stock. During the year ended December 31, 1994, non-cash dividends were declared and issued for both Series B and C preferred stock in the amount of 617 and 926 shares, respectively. During the year ended December 31, 1995, noncash dividends were declared and issued for both Series B and C preferred stock in the amount of 332 and 763 shares, respectively. In addition, during 1995 a cash dividend of approximately $254,000 was paid to Series C preferred stockholders in connection with the repurchase of Series B preferred stock. During the year ended December 31, 1996, noncash dividends were declared and issued for Series C preferred stock in the amount of 1,095 shares.

    All series of preferred stock may be redeemed at the option of the Company at any time. All series of preferred stock have a redemption and liquidation value of $1,000 per share plus the aggregate of accrued and unpaid dividends on such shares to date. Required redemption of pre-ferred stock for the five years following the year ended December 31, 1996 is $14.0 million in 2001 for the Series C preferred stock.

11. REDEEMABLE WARRANTS

    The Company had 1,430,468 and 1,227,438 warrants ("Lender Warrants") outstanding as of December 31, 1995 and 1996, respectively, which allow holders thereof to buy shares of Common Stock at an exercise price of $0.10 per share. Outstanding Lender Warrants as of December 31, 1995 and 1996 were valued at $27.75 and $19.50 per warrant, respectively. During 1995, 117,954 warrants were exercised, 284,484 warrants were issued or accrued resulting from anti-dilution agreements and 47,153 were contributed back to the Company and terminated in connection with fees paid by the Company relating to the issuance of the Notes. During 1996, 203,030 warrants were contributed back to the Company and terminated in connection with anti-dilution agreements. The exercise period for Lender Warrants expires January 31, 2002.

    The Lender Warrants contain certain put rights which allow the holders thereof to put the warrants to the Company. The purchase price payable upon the exercise of the put rights is the greater of the then fair market value or equity value of the warrants, as defined, less the applicable exercise price of the warrants. Payment of the Lender Warrants can only occur after repayment of all debt outstanding under the Credit Agreement or with the consent of the lenders and/or agent under the Credit Agreement.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

12. TRANSACTIONS WITH RELATED PARTIES

    The Company has management advisory service agreements with three investor groups. These investor groups provide certain advisory services to the Company in connection with the Acquisition as defined below.

    Pursuant to an agreement, Wingate Partners, L.P. ("Wingate Partners") had agreed to provide certain oversight and monitoring services to the Company in exchange for an annual fee of up to $725,000, payment (but not accrual) of which is subject to restrictions under the Credit Agreement related to certain Company performance criteria. At the Merger, the Company paid aggregate fees to Wingate Partners of $2.3 million for services rendered in connection with the Acquisition. Wingate Partners earned an aggregate of $350,000, $603,000 and $725,000 with respect to each of the fiscal years ended 1994, 1995 and 1996, respectively, for such oversight and monitoring services. Under the agreement, the Company is obligated to reimburse Wingate Partners for its out-of-pocket expenses and indemnify Wingate Partners and its affiliates from loss in connection with these services. The agreement expires on January 31, 2002, provided that the agreement continues in effect on a year-to-year basis thereafter unless terminated in writing by one of the parties at least 180 days before the expiration of the primary term or any subsequent yearly term.

    Pursuant to an agreement, Cumberland Capital Corporation ("Cumberland") has agreed to provide certain oversight and monitoring services to the Company in exchange for (i) an annual fee of up to $137,500, payment (but not accrual) of which is subject to restrictions under the Credit Agreement related to certain Company performance criteria and (ii) previously issued shares of Associated Common Stock that converted in the Merger into 154,126 shares. Subject to certain exceptions, the issuance of such shares is subject to rescission if the agreement is terminated before January 31, 2002. At the Merger, the Company paid aggregate fees to Cumberland of $100,000 for services rendered in connection with the Acquisition. Pursuant to the agreement, Cumberland earned an aggregate of $75,000, $129,000 and $137,500 with respect to the fiscal years ended 1994, 1995 and 1996, respectively, for such oversight and monitoring services. The Company is also obligated to reimburse Cumberland for its out-of-pocket expenses and indemnify Cumberland and its affiliates from loss in connection with these services. The agreement expires on January 31, 2002, provided that the agreement continues in effect on a year-to-year basis thereafter unless terminated in writing by one of the parties at least 180 days before the expiration of the primary term or any subsequent yearly term.

    Pursuant to an agreement, Good Capital Co., Inc. ("Good Capital") has an agreement to provide certain oversight and monitoring services to the Company in exchange for (i) an annual fee of up to $137,500, payment (but not accrual) of which is subject to restrictions under the Credit Agreement related to certain Company performance criteria and (ii) previously issued shares of Associated Common Stock that converted in the Merger into 154,126 shares. Subject to certain exceptions, the issuance of such shares is subject to rescission if the agreement is terminated before January 31, 2002. At the Merger, the Company paid aggregate fees to Good Capital of $100,000 for services rendered in connection with the Acquisition. Pursuant to the agreement, Good Capital earned an aggregate of $75,000, $129,000 and $137,500 in each of the fiscal years ended 1994, 1995 and 1996, respectively, for such oversight and monitoring services. The Company is also obligated to reimburse Good Capital for its out-of-pocket expenses and indemnify Good Capital and its affiliates from loss in connection with these services. The agreement expires on January 31, 2002, provided that the agreement continues in effect thereafter on a year-to-year basis unless terminated in writing by one of the parties at least 180 days before the expiration of the primary term or any subsequent yearly term.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

13. INCOME TAXES

    The provision for (benefit from) income taxes consists of the following (dollars in thousands):

                                                                   YEAR ENDED DECEMBER 31,
                                                               -------------------------------
                                                                 1994       1995       1996
                                                               ---------  ---------  ---------
Currently payable--
  Federal....................................................  $   3,090  $   4,172  $  14,724
  State......................................................        903      1,119      3,532
                                                               ---------  ---------  ---------
    Total currently payable..................................      3,993      5,291     18,256

Deferred, net--
  Federal....................................................        (24)      (142)     4,614
  State......................................................         24        (21)       685
                                                               ---------  ---------  ---------
    Total deferred, net......................................     --           (163)     5,299
                                                               ---------  ---------  ---------
Provision for income taxes...................................  $   3,993  $   5,128  $  23,555
                                                               ---------  ---------  ---------
                                                               ---------  ---------  ---------

    The Company's effective income tax rates for the years ended December 31, 1994, 1995 and 1996 varied from the statutory Federal income tax rate as set forth in the following table (dollars in thousands):

                                                                            YEAR ENDED DECEMBER 31,
                                                    -----------------------------------------------------------------------
                                                               1994                         1995                  1996
                                                    --------------------------  ----------------------------  -------------
                                                                      % OF                         % OF
                                                                    PRE-TAX                       PRE-TAX
                                                       AMOUNT        INCOME        AMOUNT         INCOME         AMOUNT
                                                    ------------  ------------  -------------  -------------  -------------
Tax provision based on the federal statutory
  rate............................................  $      3,535         34.0%  $       3,980          35.0%  $      19,442
State and local income taxes-- net of federal
  income tax benefit..............................           607           5.8            705            6.2          3,000
Non-deductible and other..........................          (149)         (1.4)           443            3.9          1,113
                                                          ------        ------         ------         ------  -------------
Provision for income taxes........................  $      3,993         38.4%  $       5,128          45.1%  $      23,555
                                                          ------        ------         ------         ------  -------------
                                                          ------        ------         ------         ------  -------------


                                                        % OF
                                                       PRE-TAX
                                                       INCOME
                                                    -------------
Tax provision based on the federal statutory
  rate............................................          35.0%
State and local income taxes-- net of federal
  income tax benefit..............................            5.4
Non-deductible and other..........................            2.0
                                                           ------
Provision for income taxes........................          42.4%
                                                           ------
                                                           ------

    The deferred tax assets and liabilities result from timing differences in the recognition of certain income and expense items for financial and tax accounting purposes. The sources of these differences and the related tax effects were as follows (dollars in thousands):

                                                                          DECEMBER 31,
                                                    --------------------------------------------------------
                                                               1995                         1996
                                                    --------------------------  ----------------------------
                                                       ASSETS     LIABILITIES      ASSETS       LIABILITIES
                                                    ------------  ------------  -------------  -------------
Accrued expenses..................................  $     20,351  $   --        $      17,882  $    --
Allowance for doubtful accounts...................        10,645      --               11,036       --
Inventory reserves and adjustments................       --            14,756        --              13,795
Depreciation and amortization.....................       --            42,300        --              43,798
Reserve for restructuring charges and other.......        13,970          331           6,915       --
                                                    ------------  ------------  -------------  -------------
Total.............................................  $     44,966  $    57,387   $      35,833  $     57,593
                                                    ------------  ------------  -------------  -------------
                                                    ------------  ------------  -------------  -------------

                    UNITED STATIONERS INC. AND SUBSIDIARIES

13. INCOME TAXES (CONTINUED)
    In the Consolidated Balance Sheets, these deferred assets and liabilities are classified on a net basis as current and non-current based on the classification of the related asset or liability or the expected reversal date of the temporary difference.

14. SUPPLEMENTAL CASH FLOW INFORMATION

    In addition to the information provided in the Consolidated Statements of Cash Flows, the following are supplemental disclosures of cash flow information for the years ended December 31, 1994, 1995 and 1996 (dollars in thousands):

                                                        1994          1995          1996
                                                    ------------  ------------  -------------
Cash paid during the year for:
  Interest........................................  $      6,588  $     36,120  $      52,871
  Income taxes....................................         2,118         8,171         17,482

    The following are supplemental disclosures of noncash investing and financing activities for the years ended December 31, 1994, 1995 and 1996 (dollars in thousands):

    - In 1994, the Company issued $9,000 of common stock to retire a $9,000 deferred obligation related to a transition services agreement.

    - In 1994, the Company accrued $244 for warrants which had an exercise price less than the fair market value of the common stock.

    - In 1994, the Company accrued $63 for common stock shares to be issued at less than fair market value.

    - On March 30, 1995, the Company issued stock valued at $2,162 in exchange for services related to financing the Acquisition.

    - On May 3, 1995, the Company issued stock valued at $2,406 in exchange for services related to the issuance of the Notes.

15. FAIR VALUE OF FINANCIAL INSTRUMENTS

    The estimated fair value of the Company's financial instruments are as follows (dollars in thousands):

                                                        DECEMBER 31, 1995            DECEMBER 31, 1996
                                                    --------------------------  ----------------------------
                                                      CARRYING        FAIR        CARRYING         FAIR
                                                       AMOUNT        VALUE         AMOUNT          VALUE
                                                    ------------  ------------  -------------  -------------
Cash and cash equivalents.........................  $     11,660  $     11,660  $      10,619  $      10,619
Current maturities of long-term obligations and
  capital lease...................................        23,886        23,886         46,923         46,923
Long-term debt and capital lease:
  Notes...........................................       150,000       163,875        150,000        168,000
  All other.......................................       376,198       376,198        403,079        403,079
Interest rate collar..............................       --              3,900       --                1,200

    The fair value of the Notes and interest rate collar are based on quoted market prices and quotes from counterparties, respectively.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                     CONDENSED CONSOLIDATED BALANCE SHEETS

                             (DOLLARS IN THOUSANDS)

                                                                                                       JUNE 30,
                                                                                                     ------------
                                                                                                         1997
                                                                                       DECEMBER 31,  ------------
                                                                                       ------------
                                                                                           1996      (UNAUDITED)
                                                                                       ------------
                                                                                        (AUDITED)
ASSETS
-------------------------------------------------------------------------------------
Current assets:
Cash and cash equivalents............................................................   $   10,619   $     18,313
Accounts receivable, net.............................................................      291,401        262,887
Inventories..........................................................................      463,239        425,801
Other................................................................................       25,221         23,659
                                                                                       ------------  ------------
  Total current assets...............................................................      790,480        730,660
Property, plant and equipment, at cost...............................................      225,041        229,268
Less--accumulated depreciation and amortization......................................      (51,266)       (62,385)
                                                                                       ------------  ------------
Net property, plant and equipment....................................................      173,775        166,883
Goodwill.............................................................................      115,449        113,337
Other................................................................................       30,163         28,245
                                                                                       ------------  ------------
Total assets.........................................................................   $1,109,867   $  1,039,125
                                                                                       ------------  ------------
                                                                                       ------------  ------------
LIABILITIES AND STOCKHOLDERS' EQUITY
-------------------------------------------------------------------------------------
Current liabilities:
Current maturities of long-term debt and capital lease...............................   $   46,923   $     23,714
Accounts payable.....................................................................      238,124        219,199
Accrued liabilities..................................................................      100,460        110,747
                                                                                       ------------  ------------
  Total Current Liabilities..........................................................      385,507        353,660
Deferred income taxes................................................................       36,828         37,318
Long-term obligations
Senior revolver loan.................................................................      207,000        161,000
Senior subordinated notes............................................................      150,000        150,000
Senior term loan--Tranche A..........................................................      107,318         96,255
Senior term loan--Tranche B..........................................................       56,425         55,983
Other long-term debt.................................................................       31,870         31,776
Other long-term liabilities..........................................................       15,502         13,761
                                                                                       ------------  ------------
  Total long-term obligations........................................................      568,115        508,775
Redeemable preferred stock...........................................................       19,785         20,702
Redeemable warrants..................................................................       23,812         30,966
Stockholders' equity.................................................................       75,820         87,704
                                                                                       ------------  ------------
Total liabilities and stockholders' equity...........................................   $1,109,867   $  1,039,125
                                                                                       ------------  ------------
                                                                                       ------------  ------------

           See notes to condensed consolidated financial statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                  CONDENSED CONSOLIDATED STATEMENTS OF INCOME
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)
                                  (UNAUDITED)

                                                                                         FOR THE SIX MONTHS ENDED
                                                                                        --------------------------
                                                                                          JUNE 30,      JUNE 30,
                                                                                            1996          1997
                                                                                        ------------  ------------
Net sales.............................................................................  $  1,122,571  $  1,245,062
Cost of goods sold....................................................................       932,833     1,031,586
                                                                                        ------------  ------------
  Gross profit........................................................................       189,738       213,476
Operating expenses
  Warehousing, marketing and administrative expenses..................................       136,697       150,434
                                                                                        ------------  ------------
Income from operations................................................................        53,041        63,042
Interest expense......................................................................        29,641        28,528
                                                                                        ------------  ------------
Income before income taxes............................................................        23,400        34,514
Income taxes..........................................................................         9,918        14,635
                                                                                        ------------  ------------
Net income............................................................................        13,482        19,879
Preferred stock dividends issued and accrued..........................................           862           917
                                                                                        ------------  ------------
Net income attributable to common stockholders........................................  $     12,620  $     18,962
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Net income per common and common equivalent share--primary............................  $       0.84  $       1.30
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Average number of common shares.......................................................    15,045,505    14,623,996
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Net income per common and common equivalent share--fully diluted......................  $       0.83  $       1.28
                                                                                        ------------  ------------
                                                                                        ------------  ------------
Average number of common shares.......................................................    15,116,942    14,864,900
                                                                                        ------------  ------------
                                                                                        ------------  ------------

           See notes to condensed consolidated financial statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS
                             (DOLLARS IN THOUSANDS)
                                  (UNAUDITED)

                                                                                                 FOR THE SIX
                                                                                                 MONTHS ENDED
                                                                                            ----------------------
                                                                                             JUNE 30,    JUNE 30,
                                                                                               1996        1997
                                                                                            ----------  ----------
Cash flows from operating activities:
  Net income..............................................................................  $   13,482  $   19,879
  Depreciation and amortization...........................................................      13,190      13,581
  Transaction costs and other amortization................................................       2,746       2,269
  Changes in Operating Assets and Liabilities.............................................      21,188      57,175
                                                                                            ----------  ----------
    Net Cash Provided by Operating Activities.............................................      50,606      92,904

Cash flows from investing activities:
  Capital expenditures....................................................................      (2,533)     (4,482)
  Proceeds from disposition of property, plant and equipment..............................       5,034          31
  Other...................................................................................        (861)     --
                                                                                            ----------  ----------
    Net cash provided by (used in) investing activities...................................       1,640      (4,451)

Cash flows from financing activities:
  Principal payments of debt..............................................................     (18,897)    (34,808)
  Net repayments under revolver...........................................................     (34,000)    (46,000)
  Other...................................................................................          72          49
                                                                                            ----------  ----------
    Net cash used in financing activities.................................................     (52,825)    (80,759)
                                                                                            ----------  ----------

Net Change in Cash and Cash Equivalents...................................................        (579)      7,694
Cash and Cash Equivalents, Beginning of Year..............................................      11,660      10,619
                                                                                            ----------  ----------

Cash and Cash Equivalents, End of Year....................................................  $   11,081  $   18,313
                                                                                            ----------  ----------
                                                                                            ----------  ----------

Other cash flow information:
  Cash payments during the six-month period for:
    Income taxes paid.....................................................................  $   10,222  $    8,936
    Interest paid.........................................................................      28,079      24,007

           See notes to condensed consolidated financial statements.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

              NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

                                  (UNAUDITED)

1. BASIS OF PRESENTATION

    The accompanying condensed consolidated financial statements are unaudited, except for the Consolidated Balance Sheet as of December 31, 1996. These financial statements have been prepared in accordance with the rules and regulations of the Securities and Exchange Commission. Certain information and footnote disclosures normally included in financial statements prepared in accordance with generally accepted accounting principles have been condensed or omitted pursuant to such rules and regulations. In the opinion of the Company's management, the condensed consolidated financial statements for the unaudited interim periods presented include all adjustments necessary to fairly present the results of such interim periods and the financial position as of the end of said periods. These adjustments were of a normal recurring nature and did not have a material impact on the financial statements presented. Certain interim expense and inventory estimates are recognized throughout the fiscal year relating to marginal income tax rates, shrinkage, price changes and product mix. Any refinements to these estimates based on actual experience are recorded when known.

    On October 31, 1996, the Company acquired all of the capital stock of Lagasse Bros., Inc. ("Lagasse") for approximately $51.9 million. The acquisition was financed primarily through senior debt. The Lagasse acquisition has been accounted for using the purchase method of accounting and, accordingly, the purchase price has been allocated to the assets purchased and the liabilities assumed based upon the estimated fair values at the date of acquisition with the excess of cost over fair value of approximately $39.0 million allocated to goodwill. The financial information for the six-month period ended June 30, 1997 includes the results of Lagasse. The actual and pro forma effects of this acquisition are not material.

2. OPERATIONS

    The Company is a national wholesale distributor of business products. The Company offers approximately 30,000 items from more than 500 manufacturers. This includes a broad spectrum of office products, computer supplies, office furniture and facilities management supplies. The Company primarily serves commercial and contract office products dealers. Its customers include more than 15,000 resellers-- such as computer products resellers, office furniture dealers, mass merchandisers, sanitary supply distributors, warehouse clubs, mail order houses and office products superstores. The Company has a distribution network of 41 Regional Distribution Centers. Through its integrated computer system, the Company provides a high level of customer service and overnight delivery. In addition, the Company has 14 Lagasse Distribution Centers, specifically serving janitorial and sanitary supply distributors.

3. RECLASSIFICATION

    Certain amounts from prior periods have been reclassified to conform to the 1997 basis of presentation. During the fourth quarter of 1996, the Company reclassified certain delivery and occupancy costs from operating expenses to cost of goods sold to conform the Company's presentation to the presentation

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                                  (UNAUDITED)

3. RECLASSIFICATION (CONTINUED)
used by others in the business products industry. The following table sets forth the impact of the reclassification:

                                                                            FOR THE SIX MONTHS
                                                                            ENDED JUNE 30, 1996
                                                                           ---------------------
Gross Margin as a Percent of Net Sales:
  Gross margin prior to the reclassification.............................             21.0%
  Gross margin as reported herein........................................             16.9%
Operating Expenses as a Percent of Net Sales:
  Operating expense ratio prior to reclassification......................             16.3%
  Operating expense ratio as reported herein.............................             12.2%

4. REDEEMABLE WARRANTS

    The Redeemable Warrants reflected on the Consolidated Balance Sheets are adjusted on an ongoing basis for any exercises to Common Stock, revaluation based on the current market value of the Company's Common Stock and any issuance of Warrants to counter the dilutive impact resulting from the issuance of other common stock equivalents such as the issuance of stock options by the Company.

5. STOCK OPTION PLAN

    Employee stock options granted under the Company's employee stock option plan do not vest to the employee until the occurrence of an event (a "Vesting Event") that causes certain non-public equity investors to have received at least a full return of their investment (at cost) in cash, fully tradable marketable securities or the equivalent. A Vesting Event will cause the Company to recognize compensation expense based upon the difference between the fair market value of the Company's common stock and the exercise price of the employee stock options. Based upon a stock price of $25.25 and options outstanding as of June 30, 1997, the Company would recognize a nonrecurring noncash pre-tax charge of $28.8 million in compensation expense if a Vesting Event were to occur. Each $1.00 change in the fair market value of common stock could result in a maximum pre-tax adjustment to such compensation expense of approximately $2.4 million.

6. NET INCOME PER COMMON AND COMMON EQUIVALENT SHARE

    Net income per common and common equivalent share is based on net income after preferred stock dividend requirements. Net income per common and common equivalent share for the six months ended June 30, 1997 and 1996 on a primary and fully diluted basis are computed using the weighted average number of shares outstanding adjusted for the effect of stock options and warrants considered to be dilutive common stock equivalents.

7. NEW ACCOUNTING PRONOUNCEMENT

    In February 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share, which is required to be adopted on December 31, 1997. At that time, the Company will be required to change the method currently used to compute earnings per share and to restate all prior periods presented to conform to the new method. Under the new requirements for calculating primary earnings

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                                  (UNAUDITED)

7. NEW ACCOUNTING PRONOUNCEMENT (CONTINUED) per share, the dilutive effect of common stock equivalents will be excluded. The impact is expected to result in an increase in primary earnings per share of $0.19 and $0.25 for the six-month periods ended June 30, 1996 and 1997, respectively. The impact of Statement No. 128 on the calculation of fully diluted earnings per share for these periods is not expected to be material.

                    UNITED STATIONERS INC. AND SUBSIDIARIES

                     CONSOLIDATED QUARTERLY FINANCIAL DATA

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
                                  (UNAUDITED)

                                                                                            INCOME (LOSS)
                                                                 INCOME (LOSS)                PER SHARE
                                                                    BEFORE         NET         BEFORE        NET INCOME
                                                       GROSS     EXTRAORDINARY   INCOME     EXTRAORDINARY    (LOSS) PER
                                         NET SALES   PROFIT(1)       ITEM        (LOSS)      ITEM(2)(3)      SHARE(2)(3)
                                         ---------  -----------  -------------  ---------  ---------------  -------------
YEAR ENDED DECEMBER 31, 1995
First Quarter (4)......................  $ 134,997   $  24,978     $  (4,233)   $  (5,682)    $   (0.72)      $   (0.94)
Second Quarter.........................    529,429      90,563         1,524        1,524          0.07            0.07
Third Quarter..........................    537,624      93,818         4,173        4,173          0.27            0.27
Fourth Quarter.........................    549,412      95,154         4,779        4,779          0.29            0.29
                                         ---------  -----------  -------------  ---------
  Totals...............................  $1,751,462  $ 304,513     $   6,243    $   4,794          0.33            0.22
                                         ---------  -----------  -------------  ---------
                                         ---------  -----------  -------------  ---------
YEAR ENDED DECEMBER 31, 1996
First Quarter..........................  $ 586,881   $ 102,526     $   8,209    $   8,209     $    0.51       $    0.51
Second Quarter.........................    535,690      87,212         5,273        5,273          0.32            0.32
Third Quarter..........................    576,254      98,207         8,781        8,781          0.56            0.56
Fourth Quarter.........................    599,345     103,016         9,730        9,730          0.63            0.63
                                         ---------  -----------  -------------  ---------
  Totals...............................  $2,298,170  $ 390,961     $  31,993    $  31,993          2.03            2.03
                                         ---------  -----------  -------------  ---------
                                         ---------  -----------  -------------  ---------
YEAR ENDING DECEMBER 31, 1997
First Quarter..........................  $ 635,021   $ 108,742     $  10,009    $  10,009     $    0.65       $    0.65
Second Quarter.........................    610,041     104,734         9,870        9,870          0.63            0.63
                                         ---------  -----------  -------------  ---------
Six Months Ended June 30, 1997.........  $1,245,062  $ 213,476     $  19,879    $  19,879     $    1.28       $    1.28
                                         ---------  -----------  -------------  ---------
                                         ---------  -----------  -------------  ---------

------------------------------

(1) Gross profit is net of delivery and occupancy costs. See Note 3 (Reclassification) to the Consolidated Financial Statements of the Company elsewhere herein.

(2) Historical earnings per share amounts have been restated to reflect the share conversion resulting from the Merger and the 100% stock dividend, effective November 9, 1995. Earnings per share are net of preferred stock dividends.

(3) As a result of changes in the number of common and common equivalent shares during the year, the sum of four quarters' earnings per share will not equal earnings per share for the total year.

(4) Reflects the results of Associated only.

(5) The extraordinary item reflects the write-off of financing costs and original issue discount relating to the retired debt which was being amortized over the life of the original debt.

                         REPORT OF INDEPENDENT AUDITORS

To the Stockholders and Board of

Directors of United Stationers Inc.:

    We have audited the accompanying consolidated statements of operations, changes in stockholders' investment and cash flows of United Stationers Inc. and Subsidiary for the seven months ended March 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations and cash flows of United Stationers Inc. and Subsidiary for the seven months ended March 30, 1995 in conformity with generally accepted accounting principles.

                                          /s/ ERNST & YOUNG LLP

Chicago, Illinois
June 27, 1995

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Stockholders and Board of

Directors of United Stationers Inc.:

    We have audited the accompanying consolidated statement of operations, changes in stockholders' investment and cash flows of UNITED STATIONERS INC. (a Delaware Corporation) AND SUBSIDIARIES for the fiscal year ended August 31, 1994. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provide a reasonable basis for our opinion.

    In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of United Stationers Inc. and Subsidiaries for the fiscal year ended August 31, 1994, in conformity with generally accepted accounting principles.

                                    /s/ ARTHUR ANDERSEN LLP

Chicago, Illinois
October 6, 1994

                     UNITED STATIONERS INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF OPERATIONS

                 (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                          SEVEN MONTHS ENDED
                                                                 FOR THE YEAR ENDED  ----------------------------
                                                                     AUGUST 31,                       MARCH 30,
                                                                        1994                            1995
                                                                 ------------------    MARCH 31,    -------------
                                                                                         1994
                                                                                     -------------
                                                                                      (UNAUDITED)
Net sales......................................................    $    1,473,024    $     871,585  $     980,575
Cost of goods sold.............................................         1,220,245          717,546        814,780
                                                                 ------------------  -------------  -------------
  Gross profit.................................................           252,779          154,039        165,795
                                                                 ------------------  -------------  -------------

Operating expenses:
  Warehousing, marketing and administrative expenses...........           216,485          128,594        133,098
  Merger-related costs.........................................          --               --               27,780
                                                                 ------------------  -------------  -------------

Total operating expenses.......................................           216,485          128,594        160,878
                                                                 ------------------  -------------  -------------

Income from operations.........................................            36,294           25,445          4,917
                                                                 ------------------  -------------  -------------

Other income (expense):
  Interest Expense.............................................           (10,722)          (6,095)        (7,640)
  Interest Income..............................................               261              258            140
  Other, Net...................................................               225              117             41
                                                                 ------------------  -------------  -------------

Total other expense............................................           (10,236)          (5,720)        (7,459)
                                                                 ------------------  -------------  -------------

Income (loss) before income taxes..............................            26,058           19,725         (2,542)

Income taxes...................................................            10,309            8,185          4,692
                                                                 ------------------  -------------  -------------
Net income (loss)..............................................    $       15,749    $      11,540  $      (7,234)
                                                                 ------------------  -------------  -------------
                                                                 ------------------  -------------  -------------

Weighted average number of common shares outstanding...........        18,587,282       18,585,451     18,593,614
                                                                 ------------------  -------------  -------------
                                                                 ------------------  -------------  -------------

Net income (loss) per common share.............................    $         0.85    $        0.62  $       (0.39)
                                                                 ------------------  -------------  -------------
                                                                 ------------------  -------------  -------------

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                     UNITED STATIONERS INC. AND SUBSIDIARY

         CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' INVESTMENT
                   (DOLLARS IN THOUSANDS, EXCEPT SHARE DATA)

                                                                       CAPITAL
                                           NUMBER OF                  IN EXCESS                               TOTAL
                                            COMMON        COMMON       OF PAR      RETAINED    TREASURY    STOCKHOLDERS'
                                            SHARES         STOCK        VALUE      EARNINGS      STOCK      INVESTMENT
                                         -------------  -----------  -----------  ----------  -----------  ------------
BALANCE, AUGUST 31, 1993...............     18,586,627   $   1,859    $  91,687   $  144,292   $    (141)   $  237,697
  Net income...........................       --            --           --           15,749      --            15,749
  Issuance of common shares............          5,427      --               42       --          --                42
  Cash dividends--$0.40 per share on
    common stock.......................       --            --           --           (7,593)     --            (7,593)
  Disposition of treasury stock........       --            --           --           --             115           115
                                         -------------  -----------  -----------  ----------       -----   ------------

BALANCE, AUGUST 31, 1994...............     18,592,054       1,859       91,729      152,448         (26)      246,010
  Net loss.............................       --            --           --           (7,234)     --            (7,234)
  Issuance of common shares............         18,875           2          183       --          --               185
  Cash dividends--$0.30 per share on
    common stock.......................       --            --           --           (5,719)     --            (5,719)
  Acquisition of treasury stock........       --            --           --           --            (117)         (117)
                                         -------------  -----------  -----------  ----------       -----   ------------

BALANCE, MARCH 30, 1995................     18,610,929   $   1,861    $  91,912   $  139,495   $    (143)   $  233,125
                                         -------------  -----------  -----------  ----------       -----   ------------
                                         -------------  -----------  -----------  ----------       -----   ------------

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                     UNITED STATIONERS INC. AND SUBSIDIARY

                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                             (DOLLARS IN THOUSANDS)

                                                                                  FOR THE       SEVEN MONTHS ENDED
                                                                                YEAR ENDED   ------------------------
                                                                                AUGUST 31,    MARCH 31,    MARCH 30,
                                                                                   1994         1994         1995
                                                                                -----------  -----------  -----------
                                                                                             (UNAUDITED)
Cash flows from operating activities:
  Net income..................................................................   $  15,749    $  11,540    $  (7,234)
  Loss on sale of fixed assets................................................         579          494          200
  Depreciation and amortization...............................................      21,236       12,103       12,595
  Increase/(decrease) in deferred taxes.......................................       2,943        1,298       (3,933)
  (Decrease)/increase in accounts payable.....................................     (28,581)     (64,918)      24,429
  (Decrease)/increase in accrued liabilities..................................      (7,522)     (14,407)      17,260
  Decrease/(increase) in accounts receivable..................................         831        8,062       (1,107)
  Decrease/(increase) in inventories..........................................       3,966       (7,818)     (80,947)
  Decrease/(increase) in prepaid expenses.....................................         914         (752)      (7,475)
  Increase in other assets....................................................      (2,007)      (1,359)      (1,341)
                                                                                -----------  -----------  -----------
    Net cash provided by (used in) operating activities.......................       8,108      (55,757)     (47,553)
                                                                                -----------  -----------  -----------
Cash flows from investing activities:
  Acquisition of property, plant and equipment................................     (10,719)      (4,487)      (7,799)
  Proceeds from disposition of property, plant and equipment..................         220          200           35
                                                                                -----------  -----------  -----------
    Net cash used in investing activities.....................................     (10,499)      (4,287)      (7,764)
                                                                                -----------  -----------  -----------
Cash flows from financing activities:
  (Decrease)/increase in short-term debt......................................      (2,855)          33        5,660
  Payments on long-term obligations...........................................      (1,533)      (1,269)      (4,541)
  Additions to long-term obligations..........................................      13,246       69,348       67,444
  Issuance of common shares...................................................          42           25          185
  Payment of dividends........................................................      (7,593)      (5,738)      (5,719)
  Disposition/(acquisition) of treasury stock.................................         115          115         (117)
                                                                                -----------  -----------  -----------
    Net cash provided by financing activities.................................       1,422       62,514       62,912
                                                                                -----------  -----------  -----------
Net change in cash and cash equivalents.......................................        (969)       2,470        7,595
Cash and cash equivalents, beginning of year..................................       7,889        7,889        6,920
                                                                                -----------  -----------  -----------
Cash and cash equivalents, end of year........................................   $   6,920    $  10,359    $  14,515
                                                                                -----------  -----------  -----------
                                                                                -----------  -----------  -----------
Supplemental disclosures of cash flow information:
  Cash paid during the year for:
    Interest (net of amount capitalized)......................................   $  10,199    $   5,943    $   6,851
    Income taxes..............................................................       6,229        6,054        9,257

  The accompanying notes to consolidated financial statements are an integral part of these statements.

                     UNITED STATIONERS INC. AND SUBSIDIARY

                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.  SUBSEQUENT EVENT

    On March 30, 1995, Associated Holdings, Inc. ("Associated") purchased 92.5% of the then outstanding shares of the common stock, $0.10 par value ("Common Stock") of United Stationers Inc. ("United") for approximately $266.6 million in the aggregate pursuant to a tender offer (the "Tender Offer"). Immediately thereafter, Associated merged with and into United (the "Merger" and, collectively with the Tender Offer, the "Acquisition"), and Associated Stationers, Inc., a wholly-owned subsidiary of Associated ("ASI") merged with and into United Stationers Supply Co., a wholly-owned subsidiary of United ("USSC"), with United and USSC continuing as the respective surviving corporations. United, as the surviving corporation following the Merger, is referred to herein as the "Company". As a result of share conversions in the Merger, immediately after the Merger, (i) the former holders of common stock and common stock equivalents of Associated owned shares of Common Stock and warrants or options to purchase shares of Common Stock constituting in the aggregate approximately 80% of the shares of Common Stock on a fully diluted basis, and
(ii) holder of pre-Merger United common stock owned in the aggregate approximately 20% of the shares of Common Stock on a fully diluted basis. Although United was the surviving corporation in the Merger, the transaction was treated as a reverse acquisition for accounting purposes with Associated as the acquiring corporation.

    Immediately following the Merger, the number of outstanding Shares was 5,998,117 (or 6,973,720 on a fully diluted basis), of which (i) the former holders of Class A Common Stock, $0.01 par value, and Class B Common Stock, $0.01 par value, of Associated ("Associated Common Stock") and warrants or options to purchase Associated Common Stock in the aggregate owned 4,603,373 Shares constituting approximately 76.8% of the outstanding Shares and outstanding warrants or options for 975,603 Shares (collectively 80.0% on a fully diluted basis) and (ii) pre-Merger holders of Shares (other than Associated-owned Shares and treasury Shares) in the aggregate owned 1,394,744 Shares constituting approximately 23.2% of the outstanding Shares (or 20.0% on a fully diluted basis). As used in this paragraph, the term "Shares" includes shares of Nonvoting Common Stock, $0.01 par value, of the Company, which are immediately convertible into Shares for no additional consideration.

    To finance the Offer, refinance existing debt of ASI, the Company and USSC, repurchase stock options and pay related fees and expenses, Associated, ASI, USSC and the Company entered into (i) new credit facilities ("New Credit Facilities") with a group of banks and financial institutions providing for term loan borrowings of $200.0 million and revolving loan borrowings of up to $300.0 million and (ii) a senior subordinated bridge loan facility in the aggregate principal amount of $130.0 million (the "Subordinated Bridge Facility"). In addition, simultaneously with the consummation of the Offer, Associated obtained $12.0 million from the sale of additional shares of Associated Common Stock, which proceeds were used to finance the purchase of a portion of the Shares pursuant to the Offer.

    On May 3, 1995, USSC completed the issuance of $150.0 million of 12 3/4% Senior Subordinated Notes (the "Notes") due 2005. The net proceeds of the Notes (after discount and fees of approximately $5.5 million) were used to pay certain expenses, to repay the $130.0 million Subordinated Bridge Facility (together with $1.6 million in accrued and unpaid interest thereon), to repay a portion of the Tranche A and Tranche B term loans (totaling approximately $6.5 million) and provide working capital. In the event the necessary consents are obtained, the Company expects to repurchase the Series B Preferred Stock, together with accrued and unpaid dividends thereon (approximately $7.0 million).

    The New Credit Facilities contain certain financial covenants covering the Company and its subsidiaries on a consolidated basis, including, without limitation, covenants relating to tangible net worth, capitalization, fixed charge coverage, capital expenditures and payment of dividends by the Company.

                     UNITED STATIONERS INC. AND SUBSIDIARY

1.  SUBSEQUENT EVENT (CONTINUED)
    Effective for 1995, the Company changed its fiscal year from a year end of August 31 to December 31. The financial statements included herein represent the final financial statements of the Company through the date of the consummation of the Merger. Future financial statements of the Company will reflect Associated and its acquisition of the Company, and will be on the basis of a December 31 fiscal year end.

    As part of the Merger, the Company incurred approximately $27.8 million of merger-related costs. The amount consisted of severance payments under employment contracts ($9.6 million); insurance benefits under employment contracts ($7.4 million); legal, accounting and other professional services fees ($5.2 million); retirement of stock options ($3.0 million); and fees for letters of credit related to employment contracts and other costs ($2.6 million).

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of United Stationers Inc. and its wholly owned subsidiaries (the Company). Investments in 20% to 50% owned companies are accounted for by the equity method. All significant intercompany accounts and transactions have been eliminated in consolidation. Certain prior-year amounts have been reclassified to conform with current-year presentations.

    REVENUE RECOGNITION

    Sales and provisions for estimated sales returns and allowances are recorded at the time of shipment.

    CASH AND CASH EQUIVALENTS

    Investments in low-risk instruments which have an original maturity of three months or less are considered to be cash equivalents. Cash equivalents are stated at cost which approximates market value. The Company's cash equivalent policy conforms to the requirements of Financial Accounting Standard No. 95.

    INVENTORIES

    Inventories constituting approximately 82% of total inventories at August 31, 1993, August 31, 1994 and March 30, 1995 have been valued under the last-in, first-out (LIFO) method with the remainder of the inventory valued under the first-in, first-out (FIFO) method. Inventory valued under the FIFO and LIFO accounting methods are recorded at the lower of cost or market.

    In 1994, liquidations of certain LIFO inventories had the effect of increasing net earnings by $830,000 or $0.04 per share.

    DEPRECIATION AND AMORTIZATION

    Depreciation and amortization are determined by using the straight-line method over the estimated useful lives of the assets.

    The estimated useful life assigned to fixtures and equipment is from two to 10 years; the estimated useful life assigned to buildings does not exceed 40 years; leasehold improvements and assets under capital leases are amortized over the lesser of their useful lives or the term of the applicable lease.

                     UNITED STATIONERS INC. AND SUBSIDIARY

2.  SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)
    Goodwill reflecting the excess of cost over the value of net assets of businesses acquired is being amortized on a straight-line basis over 40 years.

    SOFTWARE CAPITALIZATION

    The Company capitalizes major internal and external systems development costs determined to have benefits for future periods. Amortization expense is recognized over the periods in which the benefits are realized, generally not to exceed three years. Amortization expense was $2,376,000 and $1,795,000 in 1994 and 1995, respectively.

    FOREIGN CURRENCY TRANSLATION

    All assets and liabilities of the Company's foreign operations are translated at current exchange rates. Revenues and expenses are translated at average exchange rates for the year in accordance with Statement of Financial Accounting Standard No. 52. The amounts for all years presented were immaterial.

    EARNINGS PER SHARE

    Earnings per share and the effect on earnings per share of potentially dilutive stock options are computed by the treasury stock method. This computation takes into account the weighted average number of shares outstanding during each year, outstanding stock options and their exercise prices, and the market price of the stock throughout the year. The exercise of outstanding stock options would not result in a material dilution of earnings per share.

    RECLASSIFICATION

    The Consolidated Statements of Operations reflect a reclassification of certain delivery and occupancy costs from operating expense to cost of goods sold to conform the Company's presentation used by others in the business products industry. The following table sets forth the impact of the reclassification for the years presented in the Consolidated Statements of
Operations:

                                                                           FOR THE SEVEN MONTHS
                                                              FOR THE             ENDED
                                                            YEAR ENDED   ------------------------
                                                            AUGUST 31,    MARCH 31,    MARCH 30,
                                                               1994         1994         1995
                                                            -----------  -----------  -----------
Gross Margin as a Percent of Net Sales:
  Gross margin prior to reclassification..................       21.9%        22.5%        21.1%
  Gross margin as reported herein.........................       17.2%        17.7%        16.9%

Operating Expenses as a Percent of Net Sales:
  Operating expense ratio prior to reclassification.......       19.4%        19.6%        20.6%(1)
  Operating expense ratio as reported herein..............       14.7%        14.8%        16.4%(1)

------------------------

(1) Includes $27.8 million nonrecurring Merger-related costs.

3.  PENSION PLANS AND POSTRETIREMENT BENEFITS

    The Company has pension plans in effect for substantially all employees. Non-contributory plans covering non-union employees provide pension benefits that are based on years of credited service and a

                     UNITED STATIONERS INC. AND SUBSIDIARY

3. PENSION PLANS AND POSTRETIREMENT BENEFITS (CONTINUED) percentage of annual compensation. Non-contributory plans covering union members generally provide benefits of stated amounts based on years of service. The Company funds the plans in accordance with current tax laws.

    The Company also has a non-contributory, non-qualified plan ("Supplemental Benefits Plan") in effect for certain executives. The Company has not funded this plan.

    Net periodic pension cost for 1994 and 1995 for pension and supplemental benefits plans includes the following components (in thousands of dollars):

                                                                               1994       1995
                                                                             ---------  ---------
Service cost--benefits earned during the period............................  $   1,863  $   1,084
Interest cost on projected benefits obligation.............................      1,436        909
Actual return on assets....................................................        263       (780)
Net amortization and deferral..............................................     (1,807)       494
                                                                             ---------  ---------
  Net periodic pension cost................................................  $   1,755  $   1,707
                                                                             ---------  ---------
                                                                             ---------  ---------

    The projected benefit obligations for 1994 and 1995 were determined using an assumed discount rate of 7.5%. The assumed rate of compensation increase ranged from 0% to 5.5% and the expected long-term rate of return on assets used in determining net periodic pension cost was 7.5%.

    The Company provides an unfunded health care plan to substantially all retired non-union employees and their dependents. Eligibility requirements are based on the individual's age (minimum age of 55), years of service and hire date. The benefits are subject to retiree contributions, deductibles, co-payment provisions and other limitations.

    During the first quarter of 1994, the Company adopted Statement of Financial Accounting Standard No. 106 (SFAS 106), "Employer's Accounting for Postretirement Benefits Other Than Pensions". SFAS 106 requires companies to accrue the expected cost of postretirement health care and life insurance benefits throughout the employee's active service period. Previously, postretirement health care costs were recognized as claims were paid. The Company elected to amortize the unfunded Accumulated Postretirement Benefit Obligation (APBO) over 20 years.

    The assumed health care average cost trend rate used in measuring the APBO at March 30, 1995 was 11.0% in 1995 and 3% in 1996 and beyond. Beginning in 1996, retirees will pay the difference between actual plan costs and the portion of cost paid by the Company which is limited to a cost trend rate of 3%. The assumed discount rate was 7.75%. A 1% increase in the care cost trend rate would increase the APBO as of March 30, 1995 by approximately $339,000 and the sum of the 1995 annual service cost and interest cost by approximately $35,000.

    The cost of postretirement health care benefits for the year ended August 31, 1994 and seven months ended March 30, 1995 are as follows (in thousands of dollars):

                                                                                  1994       1995
                                                                                ---------  ---------
Service cost..................................................................  $     246  $     109
Interest on accumulated benefits obligation...................................        146        106
Amortization of transition obligation.........................................        100         58
                                                                                ---------  ---------
  Net postretirement benefit cost.............................................  $     492  $     273
                                                                                ---------  ---------
                                                                                ---------  ---------

                     UNITED STATIONERS INC. AND SUBSIDIARY

3.  PENSION PLANS AND POSTRETIREMENT BENEFITS (CONTINUED)
    The Company has a qualified Profit Sharing Plan in which all salaried employees and certain hourly paid employees of the Company are eligible to participate upon completion of six consecutive months of employment. The Profit Sharing Plan provides for annual contributions by the Company in an amount determined by the Board of Directors. The Plan also permits employees to have contributions made as 401(k) salary deferrals on their behalf and to make after-tax voluntary contributions. The Plan provides that the Company may match employee contributions as 401(k) salary deferrals. Company contributions to the Plan for both profit sharing and matching of employee contributions were approximately $0.5 million in 1994 and $0.8 million in 1995.

4.  STOCK INCENTIVE PLANS

    As a result of the change in control of the Company, the Company paid out approximately $3.0 million to option holders representing the difference between the tender offer price of the stock ($15.50 per share) and the option exercise price. The amount was included in merger-related costs in 1995.

    Under the Directors' Stock Option Plan, the Company granted options for 7,500 shares at a price of $15.25 per share in 1994 and 7,500 shares at a price of $13.75 per share in 1995. The Directors' Option Plan provides for the granting of options covering up to 100,000 shares of the Company's common stock, subject to anti-dilution adjustments. Options are exercisable at any time after they are granted, but for not more than ten years after the option's grant. As of the period ended 1994 and 1995, 41,000 and 0 options were outstanding, respectively.

    During fiscal 1995, options for a total of 100,000 shares at $10.50 were granted to certain officers. The grant was approved at the 1995 Annual Meeting held in January. Under the Company's 1981 Stock Incentive Award Plan, options outstanding had an exercisable life of either five, six or ten years from the date of grant. The Company granted certain officers 16,700 and 15,000 shares of restricted stock in 1991 and 1992, respectively. There have been no restricted stock grants since 1992. The grants of restricted shares resulted in deferred compensation expense of $699,000 of which $185,000, $132,000, $39,000 and
$16,000 was recognized in 1992, 1993, 1994 and 1995, respectively. The unrecognized portion of deferred compensation was $55,000, $16,000 and $0 as of August 31, 1993, August 31, 1994 and March 30, 1995, respectively. Under the terms of the grant, the stock does not vest to the employee until completion of three years of employment after the date of grant. The 1981 Stock Incentive Award Plan was terminated by the Company's Board of Directors on March 30, 1995.

    In 1989, the Board of Directors terminated the 1985 Non-qualified Stock Option Plan so that no further stock options would be issued under this plan. The termination of the plan did not affect the options previously granted and outstanding. No option could have been exercised more than ten years after its grant.

                     UNITED STATIONERS INC. AND SUBSIDIARY

4.  STOCK INCENTIVE PLANS (CONTINUED)
    The following table summarizes the transactions of the 1981 and 1985 Option Plans for 1993, 1994 and 1995.

          1981 STOCK INCENTIVE AWARD PLAN                          OPTION PRICE                  OPTION PRICE
           (EXCLUDING RESTRICTED STOCK)                 1994           RANGE          1995           RANGE
---------------------------------------------------  -----------  ---------------  -----------  ---------------
Options outstanding at beginning of the period.....      891,350  $   8.64-$19.39    1,135,060  $   8.64-$19.39
Granted............................................      401,050  $  10.00-$16.25      100,000  $         10.50
Exercised..........................................       (3,520) $   8.64-$13.75      (22,860) $    8.64-$9.29
Cancelled..........................................     (153,820) $   8.64-$19.39   (1,212,200) $   8.64-$19.39
                                                     -----------                   -----------
Options outstanding at end of the period...........    1,135,060                       --
                                                     -----------                   -----------
                                                     -----------                   -----------


                                                                   OPTION PRICE                  OPTION PRICE
1985 NON-QUALIFIED STOCK OPTION PLAN                    1994           RANGE          1995           RANGE
---------------------------------------------------  -----------  ---------------  -----------  ---------------
Options outstanding at beginning of the period.....      109,500  $  14.78-$18.09      109,500  $  14.78-$18.09
Granted............................................      --             --             --             --
Exercised..........................................      --             --             --             --
Cancelled(1).......................................      --             --            (109,500) $  14.78-$18.09
                                                     -----------                   -----------
Options outstanding at end of the period...........      109,500                       --
                                                     -----------                   -----------
                                                     -----------                   -----------

------------------------

(1) As a result in change in control of the Company, the Company paid out to option holders the difference between the tender offer price of the stock ($15.50 per share) and the option exercise price. The total amount was included in merger-related costs in 1995.

5.  LEASES

    The Company has entered into several non-cancelable long-term leases on property and equipment rental expense for all operating leases was approximately $13,549,000 and $7,731,000 in 1994 and 1995, respectively.

6.  INCOME TAXES

    The Company provides for income taxes at statutory rates based on income reported for financial statement purposes. A summary of income tax expense is shown below (in thousands of dollars):

                                                                            1994       1995
                                                                          ---------  ---------
Taxes currently payable
  Federal...............................................................  $   7,059  $  14,122
  Other tax credits.....................................................         (5)    --
  State.................................................................      1,591      2,584
Prepaid and deferred taxes..............................................      1,664    (12,014)
                                                                          ---------  ---------
                                                                          $  10,309  $   4,692
                                                                          ---------  ---------
                                                                          ---------  ---------

                     UNITED STATIONERS INC. AND SUBSIDIARY

6.  INCOME TAXES (CONTINUED)
    The table below records the differences between the statutory income tax rate and the Company's effective income tax rate:

                                                                             1994       1995
                                                                           ---------  ---------
Statutory Federal income tax.............................................       35.0%      35.0%
State income taxes, net of the Federal income tax benefit................        4.8       (4.9)
Losses from foreign subsidiaries.........................................        1.9         --
Liquidation of a foreign subsidiary......................................       (3.9)        --
Non-deductible goodwill amortization.....................................        1.5       (9.0)
Non-deductible merger-related expenses...................................         --     (208.3)
Other, net...............................................................        0.3        2.6
                                                                           ---------  ---------
Effective income tax rate................................................       39.6%    (184.6)%
                                                                           ---------  ---------
                                                                           ---------  ---------

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESMAN OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATIONS OTHER THAN THOSE CONTAINED IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY, THE SELLING STOCKHOLDERS OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY OF THE SHARES BY ANYONE IN ANY JURISDICTION IN WHICH SUCH OFFER OR SOLICITATION IS NOT AUTHORIZED, OR IN WHICH THE PERSON MAKING THE OFFER OR SOLICITATION IS NOT QUALIFIED TO DO SO, OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. UNDER NO CIRCUMSTANCES SHALL THE DELIVERY OF THIS PROSPECTUS OR ANY SALE MADE PURSUANT TO THIS PROSPECTUS CREATE ANY IMPLICATION THAT INFORMATION CONTAINED IN THIS PROSPECTUS IS CORRECT AS OF ANY TIME SUBSEQUENT TO THE DATE OF THIS PROSPECTUS.

                            ------------------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Prospectus Summary........................................................    3
Risk Factors..............................................................    9
The Company...............................................................   15
Use of Proceeds...........................................................   15
Common Stock Price Range and Dividend Policy..............................   16
Capitalization............................................................   17
Unaudited Consolidated Pro Forma Financial Statements.....................   18
Selected Consolidated Financial Data......................................   24
Management's Discussion and Analysis of Financial Condition and Results of
  Operations..............................................................   26
Business..................................................................   35
Management................................................................   45
Certain Transactions......................................................   48
Principal and Selling Stockholders........................................   53
Shares Eligible for Future Sale...........................................   56
Description of Capital Stock..............................................   57
Description of Indebtedness...............................................   61
Underwriting..............................................................   64
Legal Matters.............................................................   66
Experts...................................................................   66
Available Information.....................................................   67
Incorporation of Certain Documents by Reference...........................   67
Index to Financial Statements.............................................  F-1

                                4,800,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                             ---------------------

                                   PROSPECTUS

                             ---------------------

                            BEAR, STEARNS & CO. INC.
                           MORGAN STANLEY DEAN WITTER
                         BANCAMERICA ROBERTSON STEPHENS
                             CHASE SECURITIES INC.

                                OCTOBER 6, 1997

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